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Exhibit 99.3

Management's Discussion and Analysis of Financial Condition and Results of Operations
(as of March 6, 2020)

(Figures and amounts are in US$ and $ millions except per share amounts and as otherwise indicated. Figures may not add due to rounding.)

Notes to Management's Discussion and Analysis of Financial Condition and Results of Operations

  (1)
  Readers of the Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") should review the entire Annual Report for additional commentary and information. Additional information about the company, including its annual information form, can be found on SEDAR at www.sedar.com. Additional information can also be accessed from the company's website www.fairfax.ca.

  (2)
  Management analyzes and assesses the underlying insurance and reinsurance and run-off operations, and the financial position of the consolidated group, in various ways. Certain of the measures and ratios provided in this Annual Report, which have been used consistently and disclosed regularly in the company's Annual Reports and interim financial reporting, do not have a prescribed meaning under International Financial Reporting Standards ("IFRS") and may not be comparable to similar measures presented by other companies.

  (3)
  The company presents information on gross premiums written and net premiums written throughout this MD&A. Gross premiums written represents the total premiums on policies issued during a specified period, irrespective of the portion ceded or earned, and is an indicator of the volume of new business generated by the company. Net premiums written represents gross premiums written less amounts ceded to reinsurers and is considered a measure of the insurance risk that the company has chosen to retain from the new business it has generated. These performance measures are used in the insurance industry and by management primarily to evaluate business volumes.

  (4)
  The combined ratio is the traditional performance measure of underwriting results of property and casualty companies and is calculated by the company as the sum of the loss ratio (claims losses and loss adjustment expenses expressed as a percentage of net premiums earned) and the expense ratio (commissions, premium acquisition costs and other underwriting expenses expressed as a percentage of net premiums earned). Other ratios used by the company include the commission expense ratio (commissions expressed as a percentage of net premiums earned), the underwriting expense ratio (premium acquisition costs and other underwriting expenses expressed as a percentage of net premiums earned), the accident year loss ratio (claims losses and loss adjustment expenses excluding the net favourable or adverse development of reserves established for claims that occurred in previous accident years, expressed as a percentage of net premiums earned), the accident year combined ratio (the sum of the accident year loss ratio and the expense ratio) and combined ratio points (expressing a particular loss such as a catastrophe loss as a percentage of net premiums earned). All of the ratios described above are calculated from information disclosed in note 25 (Segmented Information) to the consolidated financial statements for the year ended December 31, 2019 and are used by management for comparisons to historical underwriting results, to the underwriting results of competitors and to the broader property and casualty industry.

  (5)
  The company's long equity total return swaps allow the company to receive the total return on a notional amount of an equity index or an individual equity instrument (including dividends and capital gains or losses) in exchange for the payment of a floating rate of interest on the notional amount. Conversely, short equity total return swaps allow the company to pay the total return on a notional amount of an equity index or an individual equity instrument in exchange for the receipt of a floating rate of interest on the notional amount. Throughout this MD&A, the terms "total return swap expense" and "total return swap income" refer to the net dividends and interest paid and received respectively on the company's long and short equity total return swaps. Interest and dividends as presented in the consolidated statement of earnings includes total return swap expense or income.

  (6)
  The measures "pre-tax income before net gains (losses) on investments", "net realized gains on investments", "pre-tax income including net realized gains on investments" and "net change in unrealized gains (losses) on investments" are presented separately in this MD&A, consistent with the manner in which management reviews the results of the company's investment management strategies. The two measures "net realized gains on investments", and "net change in unrealized gains (losses) on investments" are performance measures derived from the details of net gains (losses) on investments as presented in note 5 (Cash and Investments) to the consolidated financial statements for the year ended December 31, 2019, and their sum is equal to "net gains on investments" as presented in the consolidated statement of earnings.

  (7)
  In this MD&A "long equity exposures" and "short equity exposures" refer to long and short positions respectively, in equity and equity-related instruments held for investment purposes, and "net equity exposures" refers to the company's long equity exposures net of its short equity exposures. "Long equity exposures" exclude the company's insurance and reinsurance investments in associates, joint ventures and other equity and equity-related holdings which are considered long-term strategic holdings, and investment funds that are invested principally in fixed income securities. For details, see note 24 (Financial Risk Management, under the heading of "Market risk") to the consolidated financial statements for the year ended December 31, 2019.

  (8)
  Ratios presented in the Capital Resources and Management section of this MD&A include: net debt divided by total equity, net debt divided by net total capital and total debt divided by total capital. Those ratios are used by the company to assess the amount of leverage employed in its operations. The company also presents an interest coverage ratio and an interest and preferred share dividend distribution coverage ratio as measures of its ability to service its debt and pay dividends to its preferred shareholders. These ratios are calculated using amounts presented in the company's consolidated financial statements for the year ended December 31, 2019 and are explained in note 24 (Financial Risk Management, under the heading of "Capital Management") thereto.

  (9)
  Book value per basic share (also referred to as book value per share or common shareholders' equity per share) is a performance measure calculated by the company as common shareholders' equity divided by the number of common shares effectively outstanding. Those amounts are presented in the consolidated balance sheet and note 16 (Total Equity, under the heading of "Common stock") respectively to the consolidated financial statements for the year ended December 31, 2019.

  (10)
  On the segmented balance sheets intercompany shareholdings of insurance and reinsurance subsidiaries are presented as "Investments in Fairfax insurance and reinsurance affiliates", intercompany shareholdings of non-insurance subsidiaries are included in "Portfolio investments" and total intercompany shareholdings of subsidiaries are presented as "Investments in Fairfax affiliates" in the "Capital" section. These methods of presentation are non-IFRS measures as intercompany shareholdings of subsidiaries are carried at cost in the segmented balance sheets whereas those shareholdings are eliminated upon consolidation in the consolidated financial statements.

  (11)
  References in this MD&A to the company's insurance and reinsurance operations do not include its run-off operations, consistent with the presentation in note 25 (Segmented Information) to the consolidated financial statements for the year ended December 31, 2019.

  (12)
  Cash provided by operating activities (excluding operating cash flow activity related to investments recorded at FVTPL) is presented for the insurance and reinsurance subsidiaries in this MD&A as management believes this amount to be a useful estimate of cash generated or used by a subsidiary's underwriting activities. This performance measure is calculated from amounts that comprise cash provided by (used in) operating activities in the consolidated statement of cash flows.

  (13)
  Adoption of IFRS 16 Leases ("IFRS 16") on January 1, 2019 did not have a significant effect on common shareholders' equity. Comparative periods were not restated as permitted by the transition provisions of IFRS 16. For details see note 3 (Summary of Significant Accounting Policies, under the heading "New accounting pronouncements adopted in 2019") to the consolidated financial statements for the year ended December 31, 2019.

Overview of Consolidated Performance

The insurance and reinsurance operations produced an underwriting profit of $394.5 and a combined ratio of 96.9% in 2019, compared to an underwriting profit of $318.3 and a combined ratio of 97.3% in 2018. The underwriting profit in 2019 principally reflected increased business volume and lower current period catastrophe losses, partially offset by reduced net favourable prior year reserve development. The insurance and reinsurance operations reported operating income (excluding net gains (losses) on investments) of $1,107.5 in 2019 compared to $956.1 in 2018, reflecting increased interest and dividends and underwriting profit, partially offset by lower share of profit of associates. Net premiums written by the insurance and reinsurance operations increased by 10.3% to $13,261.1 in 2019 (9.6% excluding the acquisitions of ARX Insurance and Universalna, the Allied World loss portfolio transfer, the Brit reinsurance transaction and the transfer of Advent to Run-off, all of which occurred in 2019 and 2018).

Net gains on investments of $1,716.2 in 2019 principally reflected net gains on common stocks, net unrealized gains on the company's investment in Digit compulsory convertible preferred shares, net gains on bonds and equity derivatives, and a non-cash gain of $171.3 as a result of the deconsolidation of Grivalia Properties upon its merger into Eurobank, partially offset by net losses on other derivative contracts and U.S. treasury bond forward contracts. Net gains on investments of $252.9 in 2018 principally reflected a net realized gain recorded on re-measurement of Quess ($889.9) upon its deconsolidation, partially offset by net losses on common stocks and convertible bonds which arose primarily in the fourth quarter of 2018 and foreign currency net losses that resulted primarily from the strengthening of the U.S. dollar relative to the Indian rupee and euro. At December 31, 2019 subsidiary cash and short term investments (excluding those of Fairfax India and Fairfax Africa) of $10,093.7 represented 26.6% of portfolio investments.

Net earnings attributable to shareholders of Fairfax increased to $2,004.1 in 2019 from $376.0 in 2018, primarily due to increased net gains on investments, interest and dividends and underwriting profit by the insurance and reinsurance operations, partially offset by decreased operating income in the Non-insurance companies reporting segment, higher provision for income taxes and increased interest expense.

The company's consolidated total debt to total capital ratio increased to 28.8% at December 31, 2019 from 27.2% at December 31, 2018 primarily as a result of increased total debt (principally by the non-insurance companies and increased borrowing by the holding company), partially offset by increased total capital (reflecting increases in total debt and common shareholders' equity, partially offset by a decrease in non-controlling interests). Common shareholders' equity increased to $13,042.6 ($486.10 per basic share) at December 31, 2019 from $11,779.3 ($432.46 per basic share) at December 31, 2018 (an increase of 14.8%, adjusted for the $10.00 per common share dividend paid in the first quarter of 2019), principally reflecting net earnings attributable to shareholders of Fairfax, partially offset by the payment of dividends on the company's common and preferred shares, purchases of subordinate voting shares for cancellation and for use in share-based payment awards, net losses on defined benefit pension plans of subsidiaries and associates and other net changes in capitalization.

Maintaining its emphasis on financial soundness, the company held $1,098.9 of cash and investments at the holding company ($1,098.6 net of $0.3 of holding company short sale and derivative obligations) at December 31, 2019 compared to $1,557.2 ($1,550.6 net of $6.6 of holding company short sale and derivative obligations) at December 31, 2018.

Business Developments

    Acquisitions and Divestitures

The following narrative sets out the company's key business developments in 2019 and 2018 by reporting segment. Unless indicated otherwise, all completed acquisitions described in the following paragraphs resulted in a 100% ownership interest in the acquiree. For details of these transactions (including definitions of terms set out in italics), refer to note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2019 or to the Components of Net Earnings section of this MD&A under the relevant reporting segment.

Brit

During 2019 the company increased its ownership interest in Brit to 89.3% from 88.9% at December 31, 2018. During 2018 the company increased its ownership interest in Brit to 88.9% from 72.5% at December 31, 2017.

On April 18, 2019 Brit acquired the 50.0% equity interest in Ambridge Partners that it did not already own.

Allied World

During 2019 the company increased its ownership in Allied World to 70.1% from 67.8% at December 31, 2018.

Insurance and Reinsurance – Other

On November 6, 2019 Fairfax Ukraine completed the acquisition of Universalna for purchase consideration comprised of cash and the transfer of a 30.0% equity interest in Fairfax Ukraine to the European Bank for Reconstruction and Development.

On November 5, 2019 the company transferred its investment in ARX Insurance into Fairfax Ukraine, a newly formed subsidiary.

On February 14, 2019 the company completed the acquisition of the insurance operations of AXA in Ukraine (ARX Insurance).

Effective January 1, 2019 Advent was reported in the Run-off reporting segment.

On January 31, 2018 the company completed the acquisition of the insurance operations of AIG in Uruguay.

Run-off

On December 20, 2019 the company entered into an agreement to contribute European Run-off to RiverStone Barbados, a newly created entity to be jointly managed with OMERS, the pension plan for municipal employees in the province of Ontario. At the closing date the company will deconsolidate European Run-off and apply the equity method of accounting to its joint venture interest in RiverStone Barbados. The transaction is subject to regulatory approval and is expected to close in the first half of 2020.

Effective January 1, 2019 Advent was reported in the Run-off reporting segment.

Non-insurance companies

Restaurants and retail

During 2019 the company increased its ownership interest in Recipe to 47.9% from 43.7% at December 31, 2018.

On August 31, 2018 ownership of Sporting Life and Golf Town was reorganized under a new holding company in which the company has a 65.1% controlling equity interest.

On May 31, 2018 the company acquired Toys "R" Us Canada, a specialty retailer of toys and baby products.

On February 22, 2018 the company sold its 51.0% ownership interest in The Keg to Recipe. Recipe contemporaneously acquired the 49.0% non-controlling interest in The Keg.

Fairfax India

During 2019 Fairfax India acquired a 48.5% equity interest in Seven Islands, a private shipping company headquartered in Mumbai, India that transports liquid cargo along the Indian coast and in international waters.

During 2019 the company recorded a performance fee receivable of $47.8 pursuant to its investment advisory agreement with Fairfax India whereby the company will receive a performance fee if the increase in Fairfax India's book value per share (common shareholders' equity divided by the number of common shares effectively outstanding) exceeds a specified threshold over the period from January 1, 2018 to December 31, 2020. Settlement of the performance fee is expected to be in the first quarter of 2021 by way of Fairfax India subordinate voting shares. The calculation of the performance fee was reassessed and adjusted during 2019 to reflect the company's receipt of a performance fee of $114.4 on March 9, 2018, settled by way of newly issued Fairfax India subordinate voting shares.

Thomas Cook India

On March 28, 2019 Thomas Cook India acquired a 51.0% equity interest in DEI, an imaging solutions and services provider for the attractions industry headquartered in Dubai with over 250 locations worldwide.

On March 1, 2018 Thomas Cook India entered into a strategic agreement with the founder of Quess that resulted in Quess becoming a joint venture of Thomas Cook India whereas it was previously a consolidated subsidiary. On December 9, 2019 Thomas Cook India completed a non-cash spin-off of its 48.6% equity interest in Quess as a return of capital to its shareholders, which resulted in the company holding a direct 31.8% joint venture interest in Quess.

Other

On May 17, 2019 the company deconsolidated Grivalia Properties upon its merger into Eurobank.

On April 17, 2019 the company acquired a 59.6% equity interest in AGT, a supplier of pulses, staple foods and food ingredients. The company holds warrants that, if exercised, would increase its equity interest in AGT to approximately 80%.

On January 4, 2019 Fairfax Africa increased its equity interest in CIG, a pan-African engineering infrastructure company, to 49.1%.

On June 18, 2018 the company acquired an additional 4,100,000 subordinate voting shares of Fairfax Africa through Fairfax Africa's secondary public offering and a further 645,421 subordinate voting shares through open market purchases.

On March 7, 2018 the company acquired Dexterra, a Canadian infrastructure services company that provides asset management and operations solutions to industries and governments.

    Operating Environment

Insurance Environment

The property and casualty insurance and reinsurance industry is expected to report a moderate underwriting gain in 2019 due to lower catastrophe activity and an improving rate environment. Although 2019 marked an improvement over 2018, the market remained challenging after years of rate decreases, the expectation that the benefit from net favourable prior year reserve development may diminish, and rising claims costs affecting frequency and severity trends. Investment returns in 2019 benefited from a rebound in equity markets following a challenging fourth quarter of 2018 as well as a decrease in yield curves. Decreasing interest rates will temper the operating income reported by the industry going forward, however with the combination of favourable equity market performance, increases in bond valuations and positive underwriting results it is expected that these positive factors will contribute to an increase in capital for the industry in 2020. Insurance pricing on property and casualty lines of business shows continued signs of firming as catastrophe losses in recent years and the impact of rising claims costs have focused attention on pricing across most segments.

The reinsurance sector remains well capitalized after the below average catastrophe losses in 2019. The reinsurance market remains firm following some difficult years recently and pricing on many reinsurance lines remains attractive: casualty reinsurance business is experiencing noteworthy rate increases, property catastrophe-exposed business has experienced rate increases for loss affected lines of business whilst non-loss affected lines of business and non-catastrophe property are mainly experiencing flat renewals. More significant market pressures are being felt in the retrocession reinsurance market where rates are experiencing significant firming or restructuring of programs is necessary to secure capacity.

Sources of Income

Income for the most recent three years was comprised as follows:

	2019	2018	2017
Net premiums earned – Insurance and Reinsurance
Northbridge	1,240.3	1,119.2	1,019.7
Odyssey Group	3,179.2	2,755.4	2,333.4
Crum & Forster	2,193.8	1,960.9	1,852.8
Zenith National	735.0	804.3	811.6
Brit	1,641.9	1,479.7	1,536.9
Allied World(1)	2,335.4	2,286.8	1,028.7
Fairfax Asia	215.2	189.5	327.6
Other	1,046.8	1,065.6	790.6
Run-off	642.1	404.6	20.1

Net premiums earned	13,229.7	12,066.0	9,721.4
Interest and dividends	880.2	783.5	559.0
Share of profit of associates	169.6	221.1	200.5
Net gains on investments(2)	1,716.2	252.9	1,467.5
Gain on sale of subsidiary(3)	–	–	1,018.6
Other revenue(4)	5,537.1	4,434.2	3,257.6

	21,532.8	17,757.7	16,224.6

(1)
Allied World is included in the company's consolidated financial reporting with effect from July 6, 2017.

(2)
An analysis of net gains on investments in 2019 and 2018 is provided in the Investments section of this MD&A. Included in 2017 is a net gain of $930.1 related to the reduction of the company's shareholding in ICICI Lombard.

(3)
Gain on sale of the company's 97.7% interest in First Capital on December 28, 2017.

(4)
Represents revenue earned by the Non-insurance companies reporting segment, which is comprised primarily of the revenue earned by Recipe and its subsidiaries (The Keg, Pickle Barrel (acquired on December 1, 2017), St-Hubert and Original Joe's), Thomas Cook India and its subsidiaries (Sterling Resorts and Quess (deconsolidated on March 1, 2018)), AGT (consolidated on April 17, 2019), Toys "R" Us Canada (acquired on May 31, 2018), and Fairfax India and its subsidiaries (NCML, Fairchem and Saurashtra Freight). Also included is the revenue earned by Mosaic Capital, Boat Rocker, Dexterra (acquired on March 7, 2018), Praktiker, Sporting Life, Golf Town, Grivalia Properties (deconsolidated on May 17, 2019), Pethealth, Fairfax Africa and its subsidiary (CIG (consolidated on January 4, 2019)), Kitchen Stuff Plus, Rouge Media and William Ashley.

The increase in income to $21,532.8 in 2019 from $17,757.7 in 2018 principally reflected increased net gains on investments, higher net premiums earned, increased other revenue and interest and dividends, partially offset by decreased share of profit of associates. Net investment gains of $1,716.2 in 2019 principally reflected net gains on common stocks, net unrealized gains on the company's investment in the Digit compulsory convertible preferred shares, net gains on bonds and equity derivatives, and a non-cash gain of $171.3 as a result of the deconsolidation of Grivalia Properties upon its merger into Eurobank, partially offset by net losses on other derivative contracts and U.S. treasury bond forward contracts. Net investment gains of $252.9 in 2018 principally reflected a net realized gain recorded on re-measurement of Quess ($889.9) upon its deconsolidation, partially offset by net losses on common stocks and convertible bonds which arose primarily in the fourth quarter of 2018 as a result of marking those positions to market and foreign currency net losses that resulted primarily from the strengthening of the U.S. dollar relative to the Indian rupee and euro. Interest and dividends increased to $880.2 in 2019 from $783.5 in 2018, primarily reflecting higher interest income from increased holdings of higher yielding, high quality U.S. corporate bonds in 2019, the reinvestment of cash and short term investments into short-dated U.S. treasury bonds and Canadian government bonds in the second half of 2018, and higher dividend income earned on common stocks, partially offset by lower interest income earned from a reduction in holdings of U.S. municipal bonds in 2018. Share of profit of associates decreased to $169.6 in 2019 from $221.1 in 2018, principally reflecting a non-cash impairment loss of $190.6 recognized by Thomas Cook India on the Quess shares that were transferred to the minority shareholders (fully attributed to non-controlling interests) and share of losses of Atlas Mara and Resolute (compared to share of profits in 2018), partially offset by share of a spin-off distribution gain at IIFL Holdings, increased share of profit of Eurolife, and share of a significant gain at Seaspan.

The increase in net premiums earned by the company's insurance and reinsurance operations in 2019 reflected increases at Odyssey Group ($423.8, 15.4%), Crum & Forster ($232.9, 11.9%), Northbridge ($121.1, 10.8% including the unfavourable impact of foreign currency translation), Allied World ($138.7, 6.1% excluding the impact of the Allied World loss portfolio transfer described in the Allied World section of this MD&A), Fairfax Asia ($25.7, 13.6%) and Insurance and Reinsurance – Other ($8.5, 0.9% excluding the impact of the transfer of Advent to Run-off and the consolidation of the net premiums earned by ARX Insurance and Universalna described in the Insurance and Reinsurance – Other section of this MD&A), partially offset by decreases at Zenith National ($69.3, 8.6%) and Brit ($12.2, 0.7% excluding the impact of the Brit reinsurance transaction described in the Brit section of this MD&A). Net premiums earned at Run-off in 2019 principally reflected the impact of the first quarter 2019 reinsurance transaction and the run-off of Advent's unearned premium reserve described in the Run-off section of this MD&A.

The increase in income to $17,757.7 in 2018 from $16,224.6 in 2017 principally reflected higher net premiums earned (including the consolidation of a full year of net premiums earned by Allied World), other revenue and interest and dividends, partially offset by lower net gains on investments and the non-recurring net gain of $1,018.6 recognized on sale of the company's 97.7% interest in First Capital in 2017. Net investment gains of $252.9 in 2018 were described in the second preceding paragraph. Net investment gains of $1,467.5 in 2017 principally reflected the net gain of $930.1 related to the reduction of the company's shareholding in ICICI Lombard. Interest and dividends increased to $783.5 in 2018 from $559.0 in 2017, primarily reflecting higher interest earned on increased holdings of short-dated U.S. treasury bonds and high quality corporate bonds, partially offset by lower interest earned on U.S. state and municipal bonds as a result of sales of such bonds during 2017 and 2018. Share of profit of associates increased to $221.1 in 2018 from $200.5 in 2017, principally reflecting increased share of profit of Resolute and KWF LPs ($73.6 related to sales of investment property located in Dublin, Ireland) and contributions from Atlas Mara and Bangalore Airport (both acquired in 2017), partially offset by non-cash impairment charges related to Thai Re and Astarta, the absence of share of profit of ICICI Lombard in 2018, the increased share of loss of Farmers Edge and the share of loss of Astarta (compared to share of profit in 2017).

The increase in net premiums earned by the company's insurance and reinsurance operations in 2018 reflected the consolidation of a full year of net premiums earned by Allied World ($1,258.1 of incremental net premiums earned in 2018) and increases at Odyssey Group ($422.0, 18.1%), Insurance and Reinsurance – Other ($354.3, 44.8% excluding the impact of the Advent reinsurance transaction and including the consolidation of the $170.6 and $61.3 of incremental net premiums earned by Fairfax Latam and Colonnade Insurance related to the AIG branches in Latin America and Central and Eastern Europe respectively, described in the Insurance and Reinsurance – Other section of this MD&A), Brit ($117.2, 7.6% excluding the impact of the Brit reinsurance transaction described in the Brit section of this MD&A), Crum & Forster ($108.1, 5.8%) and Northbridge ($99.5, 9.8% including the favourable effect of foreign currency translation), partially offset by decreases at Fairfax Asia ($138.1, 42.2% reflecting the divestiture of First Capital on December 28, 2017) and Zenith National ($7.3, 0.9%). Net premiums earned at Run-off in 2018 principally reflected the impact of the RiverStone (UK) acquisition transactions, the Advent reinsurance transaction, the Brit reinsurance transaction and the Other 2018 reinsurance transactions described in the Run-off section of this MD&A.

In order to normalize the comparison of 2019 to 2018, the table which follows presents net premiums written by the company's insurance and reinsurance operations, excluding net premiums written of companies acquired during 2019 (comprised of the acquisitions of ARX Insurance on February 14, 2019 and Universalna on November 6, 2019), Advent's net premiums written in 2018 within Insurance and Reinsurance – Other, the 2018 Brit reinsurance transaction and the 2019 Allied World loss portfolio transfer as described in the footnotes to the table. The discussion of net premiums written that follows the table refers to the "as adjusted" results.

	As adjusted			As presented in the consolidated financial statements
Insurance and Reinsurance	2019	2018	% change year-over- year	2019	2018	% change year-over- year
Northbridge	1,350.3	1,173.6	15.1	1,350.3	1,173.6	15.1
Odyssey Group	3,393.8	2,897.8	17.1	3,393.8	2,897.8	17.1
Crum & Forster	2,331.5	1,977.8	17.9	2,331.5	1,977.8	17.9
Zenith National	720.8	789.2	(8.7)	720.8	789.2	(8.7)
Brit(1)	1,656.2	1,668.6	(0.7)	1,656.2	1,494.2	10.8
Allied World(2)	2,519.0	2,368.8	6.3	2,428.9	2,368.8	2.5
Fairfax Asia	231.2	191.9	20.5	231.2	191.9	20.5
Other(1)(2)	1,059.3	1,036.0	2.2	1,148.4	1,124.2	2.2

Net premiums written	13,262.1	12,103.7	9.6	13,261.1	12,017.5	10.3

(1)
"As adjusted" excludes in 2018 the impact of the Brit reinsurance transaction described in the Brit section of this MD&A, and net premiums written by Advent of $88.2 (Advent was transferred to the Run-off reporting segment effective January 1, 2019).

(2)
"As adjusted" excludes in 2019 the impact of the Allied World loss portfolio transfer described in the Allied World section of this MD&A, and net premiums written by ARX Insurance of $83.6 and by Universalna of $5.5 as described in the Insurance and Reinsurance – Other section of this MD&A.

Northbridge's net premiums written increased by 15.1% in 2019 (increased by 17.8% in Canadian dollar terms), primarily reflecting price increases across the group, strong retention of renewal business and growth in new business.

Odyssey Group's net premiums written increased by 17.1% in 2019, primarily reflecting growth across all divisions with the majority of the increase related to U.S. Insurance (primarily reflecting growth in U.S. crop, motor and financial products), London Market (growth at Newline Insurance), EuroAsia (growth in property), and North America (growth in U.S. casualty reinsurance).

Crum & Forster's net premiums written increased by 17.9% in 2019, primarily reflecting growth in accident and health, surety and programs, and surplus and specialty lines of business.

Zenith National's net premiums written decreased by 8.7% in 2019, primarily reflecting price decreases due to continuing favourable loss trends, partially offset by a modest increase in exposure.

Brit's net premiums written (as adjusted) decreased by 0.7% in 2019, primarily reflecting increased use of proportional treaty reinsurance in marine and property lines of business and the purchase of increased catastrophe protection.

Allied World's net premiums written (as adjusted) increased by 6.3% in 2019, primarily due to new business and improved pricing across both the insurance segment (primarily reflecting growth in the North American operations in the excess casualty, programs and professional liability lines of business, and to a lesser extent growth in Global Markets platforms principally from professional liability lines of business) and the reinsurance segment (primarily in the North American operations principally from property and casualty treaty business), partially offset by decreased premium retention (primarily driven by increased reinsurance purchased in the insurance segment).

Fairfax Asia's net premiums written increased by 20.5% in 2019, primarily reflecting increased business volume by Falcon on its 25% quota share reinsurance participation in the net underwriting result of First Capital's insurance portfolio, higher premium retention at Falcon and growth by AMAG Insurance in property lines of business, partially offset by a decrease in gross premiums written at Pacific Insurance (primarily automobile) and lower premium retention at AMAG Insurance.

Insurance and Reinsurance – Other net premiums written (as adjusted) increased by 2.2% in 2019, principally reflecting increases at Fairfax Latin America (reflecting increased premiums written, partially offset by the unfavourable impact of foreign currency translation) and Group Re, partially offset by lower premium retention at Fairfax Latam and decreased net premiums written at Bryte Insurance (reflecting the unfavourable impact of foreign currency translation, partially offset by increased premiums written).

An analysis of consolidated net gains on investments of $1,716.2 in 2019 and $252.9 in 2018 is provided in the Investments section of this MD&A.

Other revenue earned by the Non-insurance companies reporting segment increased to $5,537.1 in 2019 from $4,434.2 in 2018 principally reflecting the consolidation of AGT (on April 17, 2019) and CIG (on January 4, 2019), the inclusion of a full year of revenue of Toys "R" Us Canada in 2019 (consolidated on May 31, 2018) and increased business volume at Boat Rocker (principally as a result of business acquisitions in 2019 and 2018) and Thomas Cook India, partially offset by the deconsolidation of Quess (on March 1, 2018) and Grivalia Properties (on May 17, 2019). Refer to the Non-insurance companies section of this MD&A for additional details on other revenue.

Net Premiums Earned by Geographic Region

As presented in note 25 (Segmented Information) to the consolidated financial statements for the year ended December 31, 2019, the United States, Canada, International and Asia accounted for 60.1%, 11.0%, 21.4% and 7.5% respectively, of net premiums earned by geographic region in 2019, compared to 61.9%, 10.8%, 19.7% and 7.6% respectively, in 2018.

United States

Net premiums earned in the United States geographic region increased by 6.6% from $7,466.8 in 2018 to $7,960.3 in 2019 primarily reflecting increases at Odyssey Group (growth across all divisions) and Crum & Forster (principally growth in accident and health, surety and programs, and surplus and specialty lines of business), partially offset by decreases at Zenith National (reflecting price decreases due to continuing favourable loss trends, partially offset by a modest increase in exposure).

Canada

Net premiums earned in the Canada geographic region increased by 11.1% from $1,306.9 in 2018 to $1,452.1 in 2019 primarily reflecting an increase at Northbridge (reflecting price increases across the group, strong retention of renewal business and growth in new business).

International

Net premiums earned in the International geographic region increased by 18.9% from $2,375.3 in 2018 to $2,824.8 in 2019 primarily reflecting the 2019 first quarter reinsurance transaction at Run-off (described in more detail in the Run-off section of this MD&A) and increases at Odyssey Group (growth at Newline Insurance) and Brit.

Asia

Net premiums earned in the Asia geographic region increased by 8.2% from $917.0 in 2018 to $992.5 in 2019 primarily reflecting increases at Odyssey Group (growth in property) and Fairfax Asia (primarily reflecting increases at Falcon on its 25% quota share reinsurance agreement with First Capital, partially offset by a decrease in business volume at Pacific Insurance (primarily automobile) and lower premium retention at AMAG Insurance), partially offset by lower net premiums earned at Allied World.

Sources of Net Earnings

The table below presents the sources of the company's net earnings for the years ended December 31, 2019, 2018 and 2017 using amounts presented in note 25 (Segmented Information) to the company's consolidated financial statements for the years ended December 31, 2019 and 2018, set out in a format the company has consistently used as it believes it assists in understanding the composition and management of the company. In that table, combined ratios and underwriting results for each of the insurance and reinsurance segments is shown separately. Operating income (loss) presented for the insurance and reinsurance, Run-off and Non-insurance companies reporting segments includes interest and dividends and share of profit (loss) of associates, and excludes net gains (losses) on investments which are considered a less predictable source of investment income. Net gains (losses) on investments as presented in the consolidated statement of earnings is disaggregated into net realized gains on investments and net change in unrealized gains (losses) on investments, consistent with the manner in which management reviews the results of the company's investment management strategies.

	2019	2018	2017
Combined ratios – Insurance and Reinsurance
Northbridge	96.2%	95.8%	99.1%
Odyssey Group	97.2%	93.4%	97.4%
Crum & Forster	97.6%	98.3%	99.8%
Zenith National	85.2%	82.6%	85.6%
Brit	96.9%	105.2%	113.1%
Allied World(1)	97.5%	98.1%	157.0%
Fairfax Asia	97.0%	99.8%	88.4%
Other	101.7%	104.6%	110.2%

Consolidated	96.9%	97.3%	106.6%

Sources of net earnings
Underwriting – Insurance and Reinsurance
Northbridge	46.7	47.0	9.0
Odyssey Group	89.9	181.1	60.0
Crum & Forster	51.8	32.6	3.2
Zenith National	108.8	140.2	117.2
Brit	51.1	(77.0)	(201.9)
Allied World(1)	57.7	42.9	(586.6)
Fairfax Asia	6.4	0.4	38.2
Other	(17.9)	(48.9)	(80.6)

Underwriting profit (loss) – Insurance and Reinsurance	394.5	318.3	(641.5)
Interest and dividends – Insurance and Reinsurance	657.0	544.1	402.3
Share of profit of associates – Insurance and Reinsurance	56.0	93.7	23.5

Operating income (loss) – Insurance and Reinsurance	1,107.5	956.1	(215.7)
Operating loss – Run-off	(214.7)	(197.9)	(184.6)
Operating income (loss) – Non-insurance companies	(2.4)	380.3	212.1
Interest expense	(472.0)	(347.1)	(331.2)
Corporate and other	98.1	(182.2)	56.5
Gain on sale of subsidiary(2)	–	–	1,018.6

Pre-tax income before net gains (losses) on investments	516.5	609.2	555.7
Net realized gains on investments	611.8	1,174.9	723.4

Pre-tax income including net realized gains on investments	1,128.3	1,784.1	1,279.1
Net change in unrealized gains (losses) on investments	1,104.4	(922.0)	744.1

Earnings before income taxes	2,232.7	862.1	2,023.2
Provision for income taxes	(261.5)	(44.2)	(408.3)

Net earnings	1,971.2	817.9	1,614.9

Attributable to:
Shareholders of Fairfax	2,004.1	376.0	1,740.6
Non-controlling interests	(32.9)	441.9	(125.7)

	1,971.2	817.9	1,614.9

Net earnings per share	$72.80	$12.03	$66.74
Net earnings per diluted share	$69.79	$11.65	$64.98
Cash dividends paid per share	$10.00	$10.00	$10.00
(1)
Allied World is included in the company's consolidated financial reporting with effect from July 6, 2017.

(2)
Gain on sale of the company's 97.7% interest in First Capital on December 28, 2017.

The company's insurance and reinsurance operations produced an underwriting profit of $394.5 (combined ratio of 96.9%) in 2019 compared to an underwriting profit of $318.3 (combined ratio of 97.3%) in 2018. The improvement in the combined ratio in 2019 principally reflected a lower accident year loss ratio (reflecting growth in net premiums earned and lower current period catastrophe losses), partially offset by lower net favourable prior year reserve development.

Net favourable prior year reserve development decreased to $479.8 (3.8 combined ratio points) in 2019 from $789.0 (6.8 combined ratio points) in 2018 and was comprised as follows:

	2019	2018
Insurance and Reinsurance
Northbridge	(67.1)	(106.7)
Odyssey Group	(229.6)	(345.7)
Crum & Forster	(6.2)	(3.9)
Zenith National	(82.1)	(85.3)
Brit	(46.5)	(99.3)
Allied World	32.0	(96.6)
Fairfax Asia	(28.3)	(24.4)
Other	(52.0)	(27.1)

Net favourable development	(479.8)	(789.0)

Current period catastrophe losses decreased to $497.8 (4.0 combined ratio points) in 2019 from $752.3 (6.5 combined ratio points) in 2018 and were comprised as follows:

	2019			2018
	Catastrophe losses(1)	Combined ratio impact		Catastrophe losses(1)	Combined ratio impact
Typhoon Hagibis	146.0	1.2		–	–
Typhoon Faxai	76.1	0.6		–	–
Hurricane Dorian	66.1	0.5		–	–
California Wildfires(2)	–	–		232.7	2.0
Hurricane Michael	–	–		137.8	1.2
Typhoon Jebi	–	–		102.0	0.9
Hurricane Florence	–	–		69.0	0.6
Other	209.6	1.7		210.8	1.8

	497.8	4.0	points	752.3	6.5	points

(1)
Net of reinstatement premiums.

(2)
California wildfires include the Woolsey and Camp wildfires in 2018.

The following table presents the components of the company's combined ratios for the years ended December 31:

	2019	2018
Underwriting profit – Insurance and Reinsurance	394.5	318.3

Loss & LAE – accident year	66.9%	69.5%
Commissions	17.3%	17.4%
Underwriting expense	16.5%	17.2%

Combined ratio – accident year	100.7%	104.1%
Net favourable development	(3.8)%	(6.8)%

Combined ratio – calendar year	96.9%	97.3%

The commission expense ratio of 17.3% in 2019 modestly decreased compared to 17.4% in 2018, primarily reflecting decreases at Odyssey Group (principally related to increased net premiums earned and changes in the mix of business written) and Brit, partially offset by increases at Crum & Forster (reflecting growth in business that attracted higher commissions and reduced ceding commission income (primarily related to discontinued business in marine and reduced cession rates in property lines)), Allied World (reflecting the release of acquisition accounting adjustments that favourably affected net premiums earned and commission expenses in 2018, and the Allied World loss portfolio transfer that reduced net premiums earned in 2019) and Fairfax Asia (primarily reflecting higher commission expense in automobile and marine lines of business, partially offset by reduced commissions in the engineering line of business).

The underwriting expense ratio decreased to 16.5% in 2019 from 17.2% in 2018, primarily reflecting lower underwriting expense ratios at Odyssey Group, Crum and Forster, Northbridge, Brit, Fairfax Asia (principally reflecting increased net premiums earned relative to modest increases in underwriting expenses) and Insurance and Reinsurance – Other, principally reflecting improvements at Fairfax Latin America (primarily at Fairfax Latam related to cost efficiencies across the region), Bryte Insurance and Fairfax CEE (primarily related to increased net premiums earned by Colonnade Insurance), and the impact of the transfer of Advent to Run-off.

Premium acquisition costs and other underwriting expenses increased to $2,067.4 in 2019 from $1,998.2 in 2018, primarily reflecting increased business volumes at Odyssey Group, Crum and Forster, Northbridge and Brit and the consolidation of ARX Insurance (on February 14, 2019), partially offset by a decrease at Fairfax Latam and the impact of the transfer of Advent to Run-off. For further details refer to note 25 (Segmented Information) to the consolidated financial statements for the year ended December 31, 2019.

Operating expenses as presented in the consolidated statement of earnings increased to $2,476.3 in 2019 from $2,444.7 in 2018, primarily reflecting increases in underwriting expenses of the insurance and reinsurance operations (as described in the preceding paragraph) and higher operating expenses at Run-off, partially offset by decreases in Fairfax and subsidiary holding companies' corporate overhead (refer to the Run-off and Corporate and Other sections in this MD&A for further details).

Other expenses as presented in the consolidated statement of earnings increased to $5,456.9 in 2019 from $4,229.4 in 2018, primarily reflecting the consolidation of AGT (on April 17, 2019) and CIG (on January 4, 2019), the inclusion of a full year of expenses of Toys "R" Us Canada in 2019 (consolidated on May 31, 2018) and increased business volume at Boat Rocker (principally as a result of business acquisitions in 2019 and 2018) and Thomas Cook India, partially offset by the deconsolidation of Quess (on March 1, 2018) and Grivalia Properties (on May 17, 2019). Other expenses also included loss on repurchase of long term debt of $23.7 in 2019 (2018 – $58.9). Refer to the Non-insurance companies section in this MD&A for further details.

An analysis of interest and dividends, share of profit of associates and net gains on investments for the years ended December 31, 2019 and 2018 is provided in the Investments section of this MD&A.

The company reported net earnings attributable to shareholders of Fairfax of $2,004.1 (net earnings of $72.80 per basic share and $69.79 per diluted share) in 2019 compared to net earnings attributable to shareholders of Fairfax of $376.0 (net earnings of $12.03 per basic share and $11.65 per diluted share) in 2018. The year-over-year increase in profitability primarily reflected increased net gains on investments, interest and dividends and underwriting profit by the insurance and reinsurance operations, partially offset by decreased operating income in the Non-insurance companies reporting segment, higher provision for income taxes and increased interest expense.

Common shareholders' equity increased to $13,042.6 at December 31, 2019 from $11,779.3 at December 31, 2018, primarily reflecting net earnings attributable to shareholders of Fairfax ($2,004.1), partially offset by payments of common and preferred share dividends ($323.8), purchases of subordinate voting shares for cancellation ($118.0) and for use in share-based payment awards ($104.4), other comprehensive loss ($146.4, comprised of net losses on defined benefit plans ($69.4), net unrealized foreign currency translation losses on foreign operations ($22.6) and share of other comprehensive loss of associates ($54.4)) and other net changes in capitalization ($123.5).

Book value per basic share at December 31, 2019 was $486.10 compared to $432.46 per basic share at December 31, 2018, representing an increase of 12.4% (without adjustment for the $10.00 per common share dividend paid in the first quarter of 2019, or an increase of 14.8% adjusted to include that dividend).

Net Earnings by Reporting Segment

The company's sources of net earnings (loss) shown by reporting segment are set out below for the years ended December 31, 2019 and 2018. In the Eliminations and adjustments column, the gross premiums written adjustment eliminates premiums on reinsurance ceded within the group, primarily to Odyssey Group, Allied World and Group Re. Also presented in that column are adjustments to eliminate investment management and administration fees paid by the operating companies to the holding company. Those fees are included in interest and dividends (as investment management expense) by the operating companies and in corporate overhead and other (expense) income by the Corporate and Other reporting segment.

Year ended December 31, 2019

	Insurance and Reinsurance
											Non- insurance companies		Eliminations and adjustments
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Operating companies	Run-off		Corporate and Other		Consolidated
Gross premiums written	1,521.5	3,816.0	2,827.8	732.7	2,293.5	3,860.3	438.3	1,710.9	17,201.0	609.6	–	–	(299.4)	17,511.2

Net premiums written	1,350.3	3,393.8	2,331.5	720.8	1,656.2	2,428.9	231.2	1,148.4	13,261.1	574.5	–	–	–	13,835.6

Net premiums earned	1,240.3	3,179.2	2,193.8	735.0	1,641.9	2,335.4	215.2	1,046.8	12,587.6	642.1	–	–	–	13,229.7

Underwriting profit (loss)	46.7	89.9	51.8	108.8	51.1	57.7	6.4	(17.9)	394.5	(264.2)	–	–	–	130.3
Interest and dividends	65.0	175.9	85.9	33.1	73.5	148.9	17.7	57.0	657.0	55.8	(52.7)	32.9	187.2	880.2
Share of profit (loss) of associates	1.1	55.1	19.1	(16.4)	(2.4)	13.3	(0.1)	(13.7)	56.0	(6.3)	(45.2)	165.1	–	169.6

Operating income (loss)	112.8	320.9	156.8	125.5	122.2	219.9	24.0	25.4	1,107.5	(214.7)	(97.9)	198.0	187.2	1,180.1
Net gains on investments	0.5	149.5	75.2	22.5	62.1	210.2	632.3	106.2	1,258.5	168.2	72.6	216.9	–	1,716.2
Non-insurance companies reporting segment	–	–	–	–	–	–	–	–	–	–	95.5	–	8.4	103.9
Interest (expense) income	(1.5)	(7.8)	(5.3)	(3.9)	(19.1)	(29.1)	(0.4)	(1.9)	(69.0)	(7.0)	(184.9)	(212.1)	1.0	(472.0)
Corporate overhead and other (expense) income	(5.7)	(10.7)	(20.5)	(8.5)	(9.2)	(59.7)	(9.8)	(0.6)	(124.7)	0.4	–	25.4	(196.6)	(295.5)

Earnings before income taxes	106.1	451.9	206.2	135.6	156.0	341.3	646.1	129.1	2,172.3	(53.1)	(114.7)	228.2	–	2,232.7
Provision for income taxes														(261.5)

Net earnings														1,971.2

Attributable to:
Shareholders of Fairfax														2,004.1
Non-controlling interests														(32.9)

														1,971.2

Year ended December 31, 2018

	Insurance and Reinsurance
											Non- insurance companies		Eliminations and adjustments
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Operating companies	Run-off		Corporate and Other		Consolidated
Gross premiums written	1,322.0	3,328.6	2,363.1	800.3	2,239.1	3,368.9	385.6	1,792.9	15,600.5	418.9	–	–	(491.1)	15,528.3

Net premiums written	1,173.6	2,897.8	1,977.8	789.2	1,494.2	2,368.8	191.9	1,124.2	12,017.5	413.5	–	–	–	12,431.0

Net premiums earned	1,119.2	2,755.4	1,960.9	804.3	1,479.7	2,286.8	189.5	1,065.6	11,661.4	404.6	–	–	–	12,066.0

Underwriting profit (loss)	47.0	181.1	32.6	140.2	(77.0)	42.9	0.4	(48.9)	318.3	(242.4)	–	–	–	75.9
Interest and dividends	67.0	139.9	64.6	32.3	55.3	117.2	21.1	46.7	544.1	43.7	12.8	37.8	145.1	783.5
Share of profit (loss) of associates	6.3	65.8	4.1	4.4	5.3	(3.8)	(5.1)	16.7	93.7	0.8	109.4	17.2	–	221.1

Operating income (loss)	120.3	386.8	101.3	176.9	(16.4)	156.3	16.4	14.5	956.1	(197.9)	122.2	55.0	145.1	1,080.5
Net gains (losses) on investments	(55.6)	(111.4)	(144.2)	(57.6)	(63.1)	(66.9)	(71.7)	45.8	(524.7)	(107.6)	900.4	(15.2)	–	252.9
Non-insurance companies reporting segment	–	–	–	–	–	–	–	–	–	–	258.1	–	5.6	263.7
Interest expense	–	(4.1)	(2.2)	(3.3)	(14.2)	(26.2)	–	(5.6)	(55.6)	–	(94.1)	(197.4)	–	(347.1)
Corporate overhead and other expense	(6.6)	(23.3)	(24.1)	(8.2)	(14.0)	(67.6)	(10.3)	(21.9)	(176.0)	–	–	(61.2)	(150.7)	(387.9)

Earnings before income taxes	58.1	248.0	(69.2)	107.8	(107.7)	(4.4)	(65.6)	32.8	199.8	(305.5)	1,186.6	(218.8)	–	862.1
Provision for income taxes														(44.2)

Net earnings														817.9

Attributable to:
Shareholders of Fairfax														376.0
Non-controlling interests														441.9

														817.9

Components of Net Earnings

    Underwriting and Operating Income

Set out and discussed below are the underwriting and operating results of the company's insurance and reinsurance, Run-off and Non-insurance companies reporting segments for the years ended December 31, 2019 and 2018.

    Northbridge

	Cdn$
	2019	2018	2019	2018
Underwriting profit	62.0	60.9	46.7	47.0

Loss & LAE – accident year	68.7%	71.7%	68.7%	71.7%
Commissions	16.5%	16.5%	16.5%	16.5%
Underwriting expenses	16.4%	17.1%	16.4%	17.1%

Combined ratio – accident year	101.6%	105.3%	101.6%	105.3%
Net favourable development	(5.4)%	(9.5)%	(5.4)%	(9.5)%

Combined ratio – calendar year	96.2%	95.8%	96.2%	95.8%

Gross premiums written	2,018.8	1,712.8	1,521.5	1,322.0

Net premiums written	1,791.6	1,520.5	1,350.3	1,173.6

Net premiums earned	1,645.6	1,450.0	1,240.3	1,119.2

Underwriting profit	62.0	60.9	46.7	47.0
Interest and dividends	86.3	86.8	65.0	67.0
Share of profit of associates	1.5	8.1	1.1	6.3

Operating income	149.8	155.8	112.8	120.3

The Canadian dollar weakened relative to the U.S. dollar (measured using average foreign exchange rates) by 2.4% in 2019 compared to 2018. To avoid the distortion caused by foreign currency translation, the table above presents Northbridge's underwriting and operating results in both U.S. dollars and Canadian dollars (Northbridge's functional currency). The discussion which follows makes reference to those Canadian dollar figures unless indicated otherwise.

Northbridge reported an underwriting profit of Cdn$62.0 ($46.7) and a combined ratio of 96.2% in 2019 compared to an underwriting profit of Cdn$60.9 ($47.0) and a combined ratio of 95.8% in 2018. The increase in underwriting profit in 2019 principally reflected lower non-catastrophe loss experience related to the current accident year (reflecting improvements in the commercial automobile lines of business that was largely attributable to price increases), partially offset by lower net favourable prior year reserve development.

Net favourable prior year reserve development in 2019 of Cdn$89.1 ($67.1 or 5.4 combined ratio points), principally reflected better than expected loss emergence across all major lines of business primarily related to accident years 2011 to 2015. Net favourable prior year reserve development in 2018 of Cdn$138.2 ($106.7 or 9.5 combined ratio points) principally reflected better than expected loss emergence on automobile and casualty lines of business related to accident years 2013 to 2016.

The underwriting results in 2019 and 2018 included Cdn$16.4 ($12.4 or 1.0 combined ratio point) and Cdn$23.9 ($18.5 or 1.7 combined ratio points) of current period catastrophe losses principally related to storms in Ontario and Quebec.

Gross premiums written increased by 17.9% in 2019, reflecting price increases across the group, strong retention of renewal business and growth in new business. Net premiums written increased by 17.8% in 2019, consistent with the growth in gross premiums written. Net premiums earned increased by 13.5% in 2019, primarily reflecting the growth in net premiums written during 2019 and 2018.

Interest and dividends marginally decreased to Cdn$86.3 ($65.0) in 2019 from Cdn$86.8 ($67.0) in 2018, principally reflecting lower interest income earned on bonds, partially offset by higher interest income earned on short term investments and higher income earned on investment property.

Share of profit of associates of Cdn$1.5 ($1.1) in 2019 primarily reflected share of profit of EXCO and share of a spin-off distribution gain at IIFL Holdings, partially offset by share of loss of Farmers Edge and KWF LPs. Share of profit of associates of Cdn$8.1 ($6.3) in 2018 primarily reflected share of profit of Resolute and Arbor Memorial, partially offset by share of loss of Farmers Edge.

Cash provided by operating activities (excluding operating cash flow activity related to investments recorded at FVTPL) increased to Cdn$257.2 ($193.9) in 2019 from Cdn$184.4 ($142.3) in 2018, primarily reflecting higher net premium collections, partially offset by higher net paid claims.

    Odyssey Group(1)

	2019	2018
Underwriting profit	89.9	181.1

Loss & LAE – accident year	75.0%	74.8%
Commissions	19.8%	21.4%
Underwriting expenses	9.6%	9.7%

Combined ratio – accident year	104.4%	105.9%
Net favourable development	(7.2)%	(12.5)%

Combined ratio – calendar year	97.2%	93.4%

Gross premiums written	3,816.0	3,328.6

Net premiums written	3,393.8	2,897.8

Net premiums earned	3,179.2	2,755.4

Underwriting profit	89.9	181.1
Interest and dividends	175.9	139.9
Share of profit of associates	55.1	65.8

Operating income	320.9	386.8

(1)
These results differ from those published by Odyssey Group primarily due to differences between IFRS and U.S. GAAP and purchase accounting adjustments (principally goodwill and intangible assets) recorded by Fairfax related to the privatization of Odyssey Group in 2009.

Odyssey Group reported an underwriting profit of $89.9 and a combined ratio of 97.2% in 2019 compared to an underwriting profit of $181.1 and a combined ratio of 93.4% in 2018. The decrease in underwriting profit in 2019 principally reflected lower net favourable prior year reserve development and higher current period catastrophe losses (as set out in the table below).

	2019			2018
	Catastrophe losses(1)	Combined ratio impact		Catastrophe losses(1)	Combined ratio impact
Typhoon Hagibis	88.2	2.8		–	–
Typhoon Faxai	42.4	1.3		–	–
Hurricane Dorian	25.0	0.8		–	–
California wildfires(2)	–	–		48.9	1.8
Hurricane Michael	–	–		30.9	1.1
Typhoon Jebi	–	–		25.6	0.9
Hurricane Florence	–	–		7.5	0.3
Other	124.3	3.9		138.7	5.0

	279.9	8.8	points	251.6	9.1	points

(1)
Net of reinstatement premiums.

(2)
California wildfires included the Woolsey and Camp wildfires.

Net favourable prior year reserve development decreased to $229.6 (7.2 combined ratio points) in 2019 from $345.7 (12.5 combined ratio points) in 2018. Net favourable prior year reserve development in 2019 primarily reflected better than expected emergence from both non-catastrophe loss experience (primarily casualty, motor, and marine and aviation) and property catastrophe loss experience. Net favourable prior year reserve development in 2018 primarily reflected better than expected emergence related to casualty and assumed property catastrophe loss reserves.

Gross premiums written and net premiums written increased by 14.6% and 17.1% in 2019, principally reflecting increases across all divisions with the majority of the increase related to U.S. Insurance (growth in U.S. crop, motor and financial products), London Market (growth at Newline Insurance), EuroAsia (growth in property), and North America (growth in U.S. casualty reinsurance). Net premiums earned in 2019 increased by 15.4% consistent with the growth in net premiums written during 2019 and 2018.

The commission expense ratio decreased to 19.8% in 2019 from 21.4% in 2018, primarily reflecting increased net premiums earned and changes in the mix of business written.

Interest and dividends increased to $175.9 in 2019 from $139.9 in 2018, primarily reflecting higher income earned on increased holdings of investment property and higher interest income earned from the reinvestment of cash and short-term investments into higher yielding short-dated U.S. treasury bonds and high quality U.S. corporate bonds, partially offset by lower interest income earned on reduced holdings of U.S. government bonds and municipal bonds in 2019.

Share of profit of associates of $55.1 in 2019 primarily reflected unrealized appreciation of investment property of the KWF LPs and share of a significant gain at Seaspan, partially offset by share of loss of APR Energy. Share of profit of associates of $65.8 in 2018, primarily reflected Odyssey Group's share of net gains on sales and net unrealized appreciation of investment property of the KWF LPs.

During 2019 Odyssey Group received capital contributions of $225.5 (2018 – nil) from the company to support its capital requirements. During 2019 Odyssey Group paid a dividend of $50.0 (2018 – $100.0) to the company.

Cash provided by operating activities (excluding operating cash flow activity related to investments recorded at FVTPL) increased to $666.1 in 2019 from $499.4 in 2018, primarily reflecting higher net premium collections, partially offset by higher net payments on prior year losses.

    Crum & Forster

	2019	2018
Underwriting profit	51.8	32.6

Loss & LAE – accident year	63.2%	63.5%
Commissions	16.0%	15.5%
Underwriting expenses	18.7%	19.5%

Combined ratio – accident year	97.9%	98.5%
Net favourable development	(0.3)%	(0.2)%

Combined ratio – calendar year	97.6%	98.3%

Gross premiums written	2,827.8	2,363.1

Net premiums written	2,331.5	1,977.8

Net premiums earned	2,193.8	1,960.9

Underwriting profit	51.8	32.6
Interest and dividends	85.9	64.6
Share of profit of associates	19.1	4.1

Operating income	156.8	101.3

Crum & Forster reported an underwriting profit of $51.8 and a combined ratio of 97.6% in 2019 compared to an underwriting profit of $32.6 and a combined ratio of 98.3% in 2018. The increase in underwriting profit in 2019 principally reflected increased business volumes in higher profitable lines of business and lower current period catastrophe losses, partially offset by increased commission expense.

Net favourable prior year reserve development was nominal at $6.2 (0.3% combined ratio points) in 2019 and $3.9 (0.2% combined ratio points) in 2018. Underwriting profit in 2019 included $18.1 (0.8 combined ratio points) of current period catastrophe losses (net of reinstatement premiums). Underwriting profit in 2018 included $26.6 (1.4 combined ratio points) of current period catastrophe losses (net of reinstatement premiums), principally related to California wildfires ($9.0 or 0.5 combined ratio points, which included the Woolsey and Camp wildfires), Hurricane Michael ($2.7 or 0.1 combined ratio points) and Hurricane Florence ($1.8 or 0.1 combined ratio points).

Gross premiums written and net premiums written increased by19.7% and 17.9% in 2019, principally reflecting growth in accident and health, surety and programs, and surplus and specialty lines of business. Net premiums earned increased by 11.9% in 2019, primarily reflecting the growth in net premiums written during 2019 and 2018.

The commission expense ratio increased to 16.0% in 2019 from 15.5% in 2018, principally reflecting growth in business that attracted higher commissions and reduced ceding commission income (primarily related to discontinued business in marine and reduced cession rates in property lines).

Interest and dividends increased to $85.9 in 2019 from $64.6 in 2018, primarily reflecting higher interest income earned on increased holdings of high quality U.S. corporate bonds and lower total return swap expense, partially offset by lower interest income earned on reduced holdings of U.S. municipal bonds.

Share of profit of associates of $19.1 in 2019 primarily reflected share of a spin-off distribution gain at IIFL Holdings and share of significant gain at Seaspan, partially offset by share of losses of APR Energy and Farmers Edge. Share of profit of associates of $4.1 in 2018 primarily reflected share of profits of Resolute and KWF LPs, partially offset by share of a non-cash impairment charge of $12.8 related to Thai Re.

During 2019 Crum and Forster received capital contributions of $122.4 (2018 – $24.0) from the company to support its capital requirements. During 2019 Crum and Forster paid a dividend of $50.0 (2018 – nil) to the company.

Cash provided by operating activities (excluding operating cash flow activity related to investments recorded at FVTPL) increased to $294.3 in 2019 from $98.1 in 2018 primarily due to increased net premium collections.

    Zenith National(1)

	2019	2018
Underwriting profit	108.8	140.2

Loss & LAE – accident year	57.6%	56.4%
Commissions	10.9%	10.5%
Underwriting expenses	27.9%	26.3%

Combined ratio – accident year	96.4%	93.2%
Net favourable development	(11.2)%	(10.6)%

Combined ratio – calendar year	85.2%	82.6%

Gross premiums written	732.7	800.3

Net premiums written	720.8	789.2

Net premiums earned	735.0	804.3

Underwriting profit	108.8	140.2
Interest and dividends	33.1	32.3
Share of profit (loss) of associates	(16.4)	4.4

Operating income	125.5	176.9

(1)
These results differ from those published by Zenith National primarily due to differences between IFRS and U.S. GAAP, intercompany investment transactions and acquisition accounting adjustments recorded by Fairfax related to the acquisition of Zenith National in 2010.

Zenith National reported an underwriting profit of $108.8 and a combined ratio of 85.2% in 2019 compared to an underwriting profit of $140.2 and a combined ratio of 82.6% in 2018. The decrease in underwriting profit in 2019 principally reflected price decreases.

Net favourable prior year reserve development of $82.1 (11.2 combined ratio points) in 2019 compared to $85.3 (10.6 combined ratio points) in 2018, principally reflected net favourable emergence related to accident years 2013 through 2018.

Gross premiums written decreased by 8.4% in 2019, primarily reflecting price decreases due to continuing favourable loss trends, partially offset by a modest increase in exposure. Net premiums written and net premiums earned decreased by 8.7% and 8.6% in 2019, consistent with the decrease in gross premiums written.

Interest and dividends increased to $33.1 in 2019 from $32.3 in 2018, primarily reflecting higher interest income earned on increased holdings of U.S. treasury bonds, partially offset by lower interest income earned on decreased holdings of U.S. municipal bonds in 2019.

Share of loss of associates of $16.4 in 2019 primarily reflected share of losses of APR Energy and Farmers Edge. Share of profit of associates of $4.4 in 2018 primarily reflected share of profit of Resolute, partially offset by share of loss of Farmers Edge and a non-cash impairment charge of $5.0 related to Thai Re.

Cash provided by operating activities (excluding operating cash flow activity related to investments recorded at FVTPL) decreased to $45.4 in 2019 from $119.5 in 2018, primarily as a result of lower net premium collections and a special dividend received from Resolute in 2018.

    Brit(1)

	2019	2018
		Brit(2)	Brit reinsurance transaction(3)	Total
Underwriting profit (loss)	51.1	(73.0)	(4.0)	(77.0)

Loss & LAE – accident year	58.5%	69.7%	102.3%	66.4%
Commissions	27.1%	27.6%	–	30.9%
Underwriting expenses	14.1%	13.1%	–	14.6%

Combined ratio – accident year	99.7%	110.4%	102.3%	111.9%
Net favourable development	(2.8)%	(6.0)%	–	(6.7)%

Combined ratio – calendar year	96.9%	104.4%	102.3%	105.2%

Gross premiums written	2,293.5	2,239.1	–	2,239.1

Net premiums written (ceded)	1,656.2	1,668.6	(174.4)	1,494.2

Net premiums earned (ceded)	1,641.9	1,654.1	(174.4)	1,479.7

Underwriting profit (loss)	51.1	(73.0)	(4.0)	(77.0)
Interest and dividends	73.5	55.3	–	55.3
Share of profit (loss) of associates	(2.4)	5.3	–	5.3

Operating income (loss)	122.2	(12.4)	(4.0)	(16.4)

(1)
These results differ from those published by Brit primarily due to acquisition accounting adjustments recorded by Fairfax related to the acquisition of Brit on June 5, 2015 and different measurement and presentation of certain items including investments and foreign exchange.

(2)
Brit's results excluding the Brit reinsurance transaction described in the following footnote.

(3)
Effective November 30, 2018, Run-off Syndicate 3500 agreed to reinsure a portfolio of business written by Brit Syndicate 2987 including non-US professional indemnity, UK employer's liability, UK public liability and a number of legacy lines of business, relating to accident years 2018 and prior (the "Brit reinsurance transaction"). The impact of that transaction in 2018 is shown separately in the table above to minimize distortion on the components of combined ratio. This transaction is eliminated within Fairfax's consolidated financial reporting.

On April 29, 2019 Brit paid a dividend of $20.6 to its minority shareholder (OMERS). During 2019 Brit received capital contributions from the company of $70.6 primarily to support its underwriting plans. Subsequent to these transactions, the company's ownership interest in Brit increased to 89.3% from 88.9% at December 31, 2018.

On April 18, 2019 Brit acquired the remaining 50.0% equity interest in Ambridge Partners LLC ("Ambridge Partners") that it did not already own for $46.6. Ambridge Partners is a specialized managing general underwriter of transactional, legal contingency, specialty management liability, and intellectual property liability insurance products.

On July 5, 2018 Brit purchased an 11.2% ownership interest from its minority shareholder (OMERS) for $251.8 and paid a dividend of $12.8 on the shares purchased. During 2018 Brit received capital contributions from the company of $436.4 primarily to support the purchase of its shares from OMERS and its 2019 underwriting plans. Subsequent to these transactions, the company's ownership interest in Brit was 88.9%.

References to 2018 throughout the remainder of this section exclude the impact of the Brit reinsurance transaction described above.

Brit reported an underwriting profit of $51.1 and a combined ratio of 96.9% in 2019 compared to an underwriting loss of $73.0 and a combined ratio of 104.4% in 2018. The increase in underwriting profit in 2019 principally reflected lower current period catastrophe losses (as set out in the table below) and attritional loss ratio, partially offset by decreased net favourable prior year reserve development.

	2019			2018
	Catastrophe losses(1)	Combined ratio impact		Catastrophe losses(1)	Combined ratio impact
Typhoon Hagibis	24.7	1.5		–	–
Hurricane Dorian	24.3	1.5		–	–
Typhoon Faxai	12.5	0.8		–	–
California wildfires(2)	–	–		91.5	5.5
Hurricane Michael	–	–		53.7	3.2
Hurricane Florence	–	–		26.9	1.6
Typhoon Jebi	–	–		23.0	1.4
Other	8.3	0.5		15.2	1.0

	69.8	4.3	points	210.3	12.7	points

(1)
Net of reinstatement premiums.

(2)
California wildfires included the Woolsey and Camp wildfires.

Net favourable prior year reserve development of $46.5 (2.8 combined ratio points) in 2019 primarily reflected better than expected claims experience across most lines of business (primarily financial and professional, specialty, property, and programs and facilities lines of business), partially offset by net adverse development in the U.S. specialty segment. Net favourable prior year reserve development of $99.3 (6.0 combined ratio points) in 2018 primarily reflected better than expected emergence on the 2017 catastrophe losses and energy and property (political risks and violence) lines of business, partially offset by net reserve strengthening in the marine line of business.

Gross premiums written increased by 2.4% in 2019, principally reflecting increased business volume within the reinsurance segment (primarily casualty treaty), increased contribution from underwriting initiatives launched in recent years and price increases (principally in property open market, marine, specialist liability and energy), partially offset by decreased business volume within the insurance segment (primarily discontinued classes and specialty business). Net premiums written marginally decreased by 0.7% in 2019, primarily reflecting increased use of proportional treaty reinsurance in marine and property lines of business and the purchase of increased catastrophe protection, partially offset by the growth in gross premiums written. Net premiums earned decreased marginally by 0.7% in 2019, primarily reflecting the factors affecting net premiums written.

Interest and dividends increased to $73.5 in 2019 from $55.3 in 2018, principally reflecting higher interest income earned from the reinvestment of cash and short-term investments into higher yielding U.S. treasury bonds and high quality U.S. corporate bonds.

Share of loss of associates of $2.4 in 2019 primarily reflected share of losses of APR Energy and Astarta, partially offset by share of a significant gain at Seaspan. Share of profit of associates of $5.3 in 2018 primarily reflected share of profit of Resolute, partially offset by share of loss of Astarta.

Cash provided by operating activities (excluding operating cash flow activity related to securities recorded at FVTPL) of $152.1 in 2019 compared to cash used in operating activities of $133.1 in 2018, primarily reflecting lower net paid losses.

    Allied World(1)

	2019(2)	2018
Underwriting profit	57.7	42.9

Loss & LAE – accident year	67.9%	76.1%
Commissions	11.0%	9.1%
Underwriting expenses	17.2%	17.1%

Combined ratio – accident year	96.1%	102.3%
Net (favourable) adverse development	1.4%	(4.2)%

Combined ratio – calendar year	97.5%	98.1%

Gross premiums written	3,860.3	3,368.9

Net premiums written	2,428.9	2,368.8

Net premiums earned	2,335.4	2,286.8

Underwriting profit	57.7	42.9
Interest and dividends	148.9	117.2
Share of profit (loss) of associates	13.3	(3.8)

Operating income	219.9	156.3

(1)
These results differ from those published by Allied World primarily due to acquisition accounting adjustments recorded by Fairfax related to the acquisition of Allied World on July 6, 2017.

(2)
Includes the impact of a loss portfolio transfer in the U.S. primary casualty line of business loss reserves ($65.4) and the related premiums ceded to reinsurers ($90.1).

On December 31, 2019 Allied World completed a loss portfolio transfer with a third party reinsurer to reinsure all net reserves for risks Allied World had insured in its U.S. primary casualty line of business (the "Allied World loss portfolio transfer"). The Allied World loss portfolio transfer resulted in a decrease of both net premiums written and net premiums earned by $90.1 and decreased losses on claims, net by $65.4 in 2019.

On November 30, 2019 the company made a capital contribution of $320.8 to Allied World which increased its ownership interest to 70.1% from 67.8% at December 31, 2018. On April 29, 2019 Allied World paid a dividend of $126.4 to its minority shareholders (OMERS, AIMCo and others). During 2019 Allied World redomesticated from Switzerland to Bermuda.

On April 30, 2018 Allied World used the proceeds from a $61.3 capital contribution from the company to pay a dividend of $61.3 to its minority shareholders (OMERS, AIMCo and others).

Allied World reported an underwriting profit of $57.7 and a combined ratio of 97.5% in 2019 compared to an underwriting profit of $42.9 and a combined ratio of 98.1% in 2018. The increase in underwriting profit in 2019 principally reflected lower current period catastrophe losses (as set out in the table below), partially offset by net adverse prior year reserve development in 2019 compared to net favourable prior year reserve development in 2018.

	2019			2018
	Catastrophe losses(1)	Combined ratio impact		Catastrophe losses(1)	Combined ratio impact
Typhoon Hagibis	30.6	1.3		–	–
Typhoon Faxai	19.5	0.8		–	–
Hurricane Dorian	14.3	0.6		–	–
California wildfires(2)	–	–		76.1	3.3
Typhoon Jebi	–	–		52.9	2.3
Hurricane Michael	–	–		47.5	2.1
Hurricane Florence	–	–		25.6	1.1
Other	20.8	1.0		21.3	1.0

	85.2	3.7	points	223.4	9.8	points

(1)
Net of reinstatement premiums.

(2)
California wildfires included the Woolsey and Camp wildfires.

Net adverse prior year reserve development of $32.0 (1.4 combined ratio points) in 2019 primarily reflected deterioration in the insurance segment (principally related to the North American casualty lines of business primarily related to the 2017 accident year, partially offset by a reduction in unallocated loss adjustment expenses) and the reinsurance segment (principally related to Typhoon Jebi). Net favourable prior year reserve development of $96.6 (4.2 combined ratio points) in 2018 primarily reflected better than expected emergence on the 2017 catastrophe losses and a reduction in unallocated loss adjustment expenses, partially offset by net adverse prior year reserve development in the casualty line of business primarily related to the 2012, 2014 and 2015 accident years and the professional liability line of business primarily related to the 2012 accident year.

Gross premiums written increased by 14.6% in 2019, primarily due to new business and improved pricing across both the insurance segment (primarily reflecting growth in the North American operations in the excess casualty, programs and professional liability lines of business, and to a lesser extent growth in Global Markets platforms principally from professional liability lines of business) and the reinsurance segment (primarily in the North American operations principally from property and casualty treaty business). Excluding the impact of the Allied World loss portfolio transfer, net premiums written increased by 6.3% in 2019 reflecting the growth in gross premiums written, partially offset by decreased premium retention (primarily driven by increased reinsurance purchased in the insurance segment). Excluding the impact of the Allied World loss portfolio transfer, net premiums earned increased by 6.1% in 2019, primarily reflecting the changes in net premiums written during 2019 and 2018.

The commission expense ratio increased to 11.0% in 2019 from 9.1% in 2018, principally reflecting the release of acquisition accounting adjustments that favourably affected net premiums earned and commission expenses in 2018, and the Allied World loss portfolio transfer that reduced net premiums earned in 2019.

Interest and dividends increased to $148.9 in 2019 from $117.2 in 2018 primarily reflecting higher interest income earned from the reinvestment of cash and short-term investments into higher yielding high quality U.S. corporate bonds, and higher dividends earned on common stocks.

Share of profit of associates of $13.3 in 2019 primarily reflected share of a significant gain at Seaspan, partially offset by share of loss of APR Energy. Share of loss of associates of $3.8 in 2018 primarily reflected share of a loss of Farmers Edge.

Cash provided by operating activities (excluding operating cash flow activity related to investments recorded at FVTPL) of $117.3 in 2019 compared to cash used in operating activities of $557.0 in 2018, primarily reflecting higher net premium collections and lower net paid losses.

    Fairfax Asia

	2019	2018
Underwriting profit	6.4	0.4

Loss & LAE – accident year	70.3%	72.8%
Commissions	13.5%	10.5%
Underwriting expenses	26.4%	29.4%

Combined ratio – accident year	110.2%	112.7%
Net favourable development	(13.2)%	(12.9)%

Combined ratio – calendar year	97.0%	99.8%

Gross premiums written	438.3	385.6

Net premiums written	231.2	191.9

Net premiums earned	215.2	189.5

Underwriting profit	6.4	0.4
Interest and dividends	17.7	21.1
Share of loss of associates	(0.1)	(5.1)

Operating income	24.0	16.4

Fairfax Asia comprises the company's Asian holdings and operations: Hong Kong-based Falcon Insurance (Hong Kong) Company Ltd. ("Falcon"), 85.0%-owned Malaysia-based The Pacific Insurance Berhad ("Pacific Insurance"), 80.0%-owned Indonesia-based PT Asuransi Multi Artha Guna Tbk. ("AMAG Insurance"), 78.0%-owned Sri Lanka-based Fairfirst Insurance Limited ("Fairfirst Insurance"), 35.0%-owned Vietnam-based Bank for Investment and Development of Vietnam Insurance Joint Stock Corporation ("BIC Insurance"), 41.2%-owned Bangkok-based Falcon Insurance PLC ("Falcon Thailand") and 49.0%-owned Go Digit Infoworks Services Private Limited ("Digit"). Fairfax Asia also has an investment in Digit compulsory convertible preferred shares.

On December 23, 2019 Digit entered into definitive agreements whereby its general insurance subsidiary Go Digit Insurance Limited ("Digit Insurance") subsequently issued approximately $91 (6.5 billion Indian rupees) of new equity shares primarily to three Indian investors. This transaction valued Digit Insurance at approximately $858 (61.2 billion Indian rupees) and resulted in the company recording net unrealized gains on investments of $350.9 on its investment in Digit compulsory convertible preferred shares.

During 2019 the company sold its 9.9% equity interest in ICICI Lombard for gross proceeds of $729.0 and recognized a net gain on investment of $240.0 (realized gains of $311.2, of which $71.2 was recorded as unrealized gains in prior years), primarily related to the removal of the discount for lack of marketability previously applied by the company to the traded market price of its ICICI Lombard common stock.

Pursuant to the sale of the company's 97.7% interest in First Capital Insurance Limited ("First Capital") to Mitsui Sumitomo Insurance Company Limited of Tokyo, Japan ("Mitsui Sumitomo") on December 28, 2017, the company agreed to guarantee the sufficiency of First Capital's loss reserves as at the sale date and will receive (return) sale consideration equal to any favourable (adverse) development on these loss reserves as of December 31, 2023. During 2019 pursuant to an acturial report independent of both Fairfax and Mitsui Sumitomo the company estimated it will receive additional sale consideration of $33.9 as a result of favourable loss reserve development, which was recorded as net gains on investment in the consolidated statement of earnings. On July 1, 2018 Falcon entered into a 25% quota share reinsurance agreement to participate in the net underwriting result of First Capital's insurance portfolio.

Fairfax Asia reported an underwriting profit of $6.4 and a combined ratio of 97.0% in 2019 compared to an underwriting profit of $0.4 and a combined ratio of 99.8% in 2018. The companies comprising Fairfax Asia produced combined ratios as set out in the following table:

	2019	2018
Falcon	96.0%	99.4%
Pacific Insurance	97.8%	103.7%
AMAG Insurance	94.7%	89.2%
Fairfirst Insurance	98.5%	98.8%

Fairfax Asia's underwriting profit in 2019 included net favourable prior year reserve development of $28.3 (13.2 combined ratio points), primarily related to automobile, marine and workers' compensation loss reserves. Fairfax Asia's underwriting profit in 2018 included the benefit of $24.4 (12.9 combined ratio points) of net favourable prior year reserve development, primarily related to commercial automobile, workers' compensation and marine loss reserves.

Gross premiums written increased by 13.7% in 2019, principally reflecting increased business volume by Falcon on its 25% quota share reinsurance agreement with First Capital ($47.4 increase from 2018) and growth by AMAG Insurance in property lines of business, partially offset by a decrease in gross premiums written at Pacific Insurance (primarily automobile). Net premiums written increased by 20.5% in 2019 reflecting the factors that affected gross premiums written and higher premium retention at Falcon, partially offset by lower premium retention at AMAG Insurance. Net premiums earned increased by 13.6% in 2019 reflecting the growth in net premiums written.

The commission expense ratio increased to 13.5% in 2019 from 10.5% in 2018, primarily reflecting higher commission expense in automobile and marine lines of business, partially offset by reduced commissions in the engineering line of business.

The underwriting expense ratio decreased to 26.4% in 2019 from 29.4% in 2018, primarily reflecting increased net premiums earned relative to modest increases in underwriting expenses.

Interest and dividends decreased to $17.7 in 2019 from $21.1 in 2018, primarily reflecting increased investment expenses, partially offset by higher interest income earned on increased holdings of cash and cash equivalents and dividend income on common stocks.

Share of loss of associates of $0.1 in 2019 primarily reflected share of loss of Digit, partially offset by share of profit of BIC Insurance and share of a spin-off distribution gain at IIFL Holdings. Share of loss of associates of $5.1 in 2018 primarily reflected the share of loss of Digit.

During 2019 Fairfax Asia received capital contributions of $48.1 (2018 – $55.9) from the company primarily to support the capital requirements of Digit.

    Insurance and Reinsurance – Other

	2019
	Group Re	Bryte Insurance	Advent	Fairfax Latin America	Fairfax Central and Eastern Europe	Inter-company	Total
Underwriting profit (loss)	7.0	(2.9)	–	(37.9)	15.9	–	(17.9)

Loss & LAE – accident year	83.5%	69.7%	–	62.1%	53.3%	–	64.8%
Commissions	25.2%	17.0%	–	10.3%	22.2%	–	17.9%
Underwriting expenses	3.5%	18.3%	–	40.5%	23.8%	–	24.0%

Combined ratio – accident year	112.2%	105.0%	–	112.9%	99.3%	–	106.7%
Net favourable development	(16.5)%	(3.9)%	–	(0.2)%	(4.4)%	–	(5.0)%

Combined ratio – calendar year	95.7%	101.1%	–	112.7%	94.9%	–	101.7%

Gross premiums written	191.1	344.3	–	797.6	378.3	(0.4)	1,710.9

Net premiums written	184.3	278.7	–	354.5	330.9	–	1,148.4

Net premiums earned	163.8	273.9	–	299.0	310.1	–	1,046.8

Underwriting profit (loss)	7.0	(2.9)	–	(37.9)	15.9	–	(17.9)
Interest and dividends	0.7	14.6	–	31.7	10.0	–	57.0
Share of loss of associates	(12.4)	–	–	–	(1.3)	–	(13.7)

Operating income (loss)	(4.7)	11.7	–	(6.2)	24.6	–	25.4

	2018
	Group Re	Bryte Insurance	Advent	Fairfax Latin America	Fairfax Central and Eastern Europe	Inter-company	Total
Underwriting profit (loss)	9.7	9.2	(26.1)	(45.7)	4.0	–	(48.9)

Loss & LAE – accident year	83.4%	66.0%	64.4%	60.7%	51.4%	–	64.5%
Commissions	17.2%	14.0%	42.4%	6.9%	20.0%	–	16.7%
Underwriting expenses	2.2%	19.2%	33.3%	44.8%	24.9%	–	25.9%

Combined ratio – accident year	102.8%	99.2%	140.1%	112.4%	96.3%	–	107.1%
Net adverse (favourable) development	(8.3)%	(2.5)%	(16.4)%	3.1%	1.7%	–	(2.5)%

Combined ratio – calendar year	94.5%	96.7%	123.7%	115.5%	98.0%	–	104.6%

Gross premiums written	167.3	353.4	247.4	758.8	268.9	(2.9)	1,792.9

Net premiums written	163.9	276.6	88.2	378.8	216.7	–	1,124.2

Net premiums earned	178.9	277.1	110.0	295.7	203.9	–	1,065.6

Underwriting profit (loss)	9.7	9.2	(26.1)	(45.7)	4.0	–	(48.9)
Interest and dividends	(2.5)	17.5	7.4	22.5	1.8	–	46.7
Share of profit (loss) of associates	13.9	–	3.5	–	(0.7)	–	16.7

Operating income (loss)	21.1	26.7	(15.2)	(23.2)	5.1	–	14.5

Group Re primarily constitutes the participation of the company's Barbados based reinsurance subsidiaries CRC Re, Wentworth and Connemara (established in 2019) in the reinsurance of Fairfax's subsidiaries by quota share or through participation in those subsidiaries' third party reinsurance programs on the same terms as third party reinsurers. Group Re also writes third party business.

Bryte Insurance is an established property and casualty insurer in South Africa and Botswana.

Fairfax Latin America is comprised of Fairfax Brasil (established by the company in 2010) and Fairfax Latam, which writes property and casualty insurance through its operating companies in Chile, Colombia, Argentina (all acquired in 2017) and Uruguay (acquired January 31, 2018).

Fairfax Central and Eastern Europe ("Fairfax CEE") is comprised of Colonnade Insurance, Polish Re (acquired in 2009) and Fairfax Ukraine (established in 2019). Colonnade Insurance writes general insurance through its Ukrainian insurance company (acquired in 2015) and through its branches in the Czech Republic, Hungary, Slovakia, Bulgaria, Poland and Romania (all acquired in 2016 and 2017). Fairfax Ukraine, comprised of ARX Insurance and Universalna (both acquired in 2019), primarily writes property and casualty insurance in Ukraine.

Year ended December 31, 2019

On November 5, 2019 the company transferred its investment in ARX Insurance (described below) into Limited Liability Company FFH Ukraine Holdings ("Fairfax Ukraine"), a newly formed subsidiary. On November 6, 2019 Fairfax Ukraine completed the acquisition of Private Joint Stock Company Insurance Company Universalna ("Universalna"), a property and casualty insurance company in Ukraine. Purchase consideration for Universalna was comprised of cash of $4.6 and the transfer of a 30.0% equity interest in Fairfax Ukraine to the European Bank for Reconstruction and Development.

On February 14, 2019 the company completed the acquisition of the insurance operations of AXA in Ukraine (subsequently renamed ARX Insurance Company ("ARX Insurance")) for purchase consideration of $17.4. ARX Insurance contributed an underwriting profit of $3.1 in 2019.

Effective January 1, 2019 Advent was reported in the Run-off reporting segment. The decision to place Advent Syndicate 780 into run-off reflected the considerable strategic challenges it faced as it endeavored to build a significant presence in its target areas of business in an extremely competitive market place. Prior to January 1, 2019, certain ongoing classes of Advent's business were transferred to Brit (casualty, direct and faculty property binder and terrorism classes), Allied World (consumer products classes) and Odyssey Group's Newline (pet health class). The capital supporting Advent Syndicate 780 and Run-off Syndicate 3500 was made interavailable from January 1, 2019 and almost all of Advent's employees were retained within Fairfax.

Year ended December 31, 2018

Effective December 31, 2018 Group Re entered into an agreement to provide a third-party insurer with excess of loss reinsurance protection for a portfolio comprised of a diverse mix of direct primary and excess classes of business written across a range of geographies related to accident years 2018 and prior (the "third party adverse development cover"). The impact of the third party adverse development cover on Group Re in 2018 was to increase gross premiums written, net premiums written and net premiums earned by $39.1 and to increase losses on claims, net by $39.1.

The Insurance and Reinsurance – Other segment produced an underwriting loss of $17.9 and a combined ratio of 101.7% in 2019 compared to an underwriting loss of $48.9 and a combined ratio of 104.6% in 2018. The decrease in underwriting loss in 2019 principally reflected higher net favourable prior year reserve development, partially offset by higher current period catastrophe losses (as set out in the table below).

	2019			2018
	Catastrophe losses(1)	Combined ratio impact		Catastrophe losses(1)	Combined ratio impact
Chilean riots	19.2	1.8		–	–
Typhoon Hagibis	2.5	0.2		–	–
Typhoon Faxai	1.7	0.2		–	–
Hurricane Dorian	0.3	–		–	–
Hurricane Florence	–	–		7.1	0.7
California wildfires(2)	–	–		6.2	0.6
Hurricane Michael	–	–		2.9	0.3
Other	8.2	0.9		4.7	0.4

	31.9	3.1	points	20.9	2.0	points

(1)
Net of reinstatement premiums.

(2)
California wildfires included the Woolsey and Camp wildfires.

The underwriting result in 2019 included net favourable prior year reserve development of $52.0 (5.0 combined ratio points), principally reflecting net favourable prior year reserve development at Group Re, Fairfax CEE (primarily at Colonnade Insurance relating principally to commercial property and casualty lines of business) and Bryte Insurance (primarily related to property and automobile lines of business). The underwriting results in 2018 included net favourable prior year reserve development of $27.1 (2.5 combined ratio points), principally reflecting net favourable prior year reserve development at Advent, Group Re and Bryte Insurance, partially offset by net adverse prior year reserve development at Fairfax Latam (primarily related to long tail casualty lines of business in Argentina due to the macro economic conditions) and Polish Re (primarily related to automobile third party liability and property loss lines of business).

Excluding the year-over-year impacts of the companies acquired during 2019 (comprised of the acquisitions of ARX Insurance and Universalna) and Advent's premiums in 2018, normalized gross premiums written, net premiums written and net premiums earned in 2019 and 2018 were as set out in the following table:

	2019			2018
	Gross premiums written	Net premiums written	Net premiums earned	Gross premiums written	Net premiums written	Net premiums earned
Insurance and Reinsurance – Other – as reported	1,710.9	1,148.4	1,046.8	1,792.9	1,124.2	1,065.6
ARX Insurance	(88.0)	(83.6)	(78.2)	–	–	–
Universalna	(6.4)	(5.5)	(4.5)	–	–	–
Advent	–	–	–	(247.4)	(88.2)	(110.0)

Insurance and Reinsurance – Other – as adjusted	1,616.5	1,059.3	964.1	1,545.5	1,036.0	955.6

Percentage change (year-over-year)	4.6%	2.2%	0.9%

Gross premiums written increased by 4.6% in 2019, principally reflecting increases at Fairfax Latin America (reflecting increased premiums written, partially offset by the unfavourable impact of foreign currency translation) and Group Re, partially offset by a decrease at Bryte Insurance (reflecting the unfavourable impact of foreign currency translation, partially offset by increased premiums written). Net premiums written increased by 2.2% in 2019, primarily reflecting the factors that affected gross premiums written, partially offset by lower premium retention at Fairfax Latam. Net premiums earned increased by 0.9% in 2019, consistent with the factors that affected net premiums written.

The underwriting expense ratio decreased to 24.0% in 2019 from 25.9% in 2018, principally reflecting improvements at Fairfax Latin America (primarily at Fairfax Latam related to cost efficiencies across the region), Bryte Insurance and Fairfax CEE (primarily related to increased net premiums earned by Colonnade Insurance), and the impact of the transfer of Advent to Run-off.

Interest and dividends increased to $57.0 in 2019 from $46.7 in 2018 primarily reflecting higher interest income earned on bonds and cash and cash equivalents and lower investment management expenses, partially offset by the transfer of Advent and its investment portfolio to Run-off.

Share of loss of associates of $13.7 in 2019 primarily reflected share of losses of Farmers Edge and APR Energy, partially offset by share of a significant gain at Seaspan. Share of profit of associates of $16.7 in 2018 principally reflected share of profits of Seaspan (acquired on February 14, 2018) and Resolute.

    Run-off

The Run-off reporting segment was formed with the acquisition of the company's interest in The Resolution Group ("TRG") on August 11, 1999, and currently consists of two wholly-owned groups: the U.S. Run-off group, principally consisting of TIG Insurance Company, and the European Run-off group, principally consisting of RiverStone (UK), Syndicate 3500 at Lloyd's, TIG Insurance (Barbados) Limited, formed to facilitate certain reinsurance transactions, and Advent (effective January 1, 2019). The Run-off reporting segment also includes Resolution Group Reinsurance (Barbados) Limited. Both groups are managed by the dedicated RiverStone Run-off management operation which has 586 employees in the U.S. and the U.K.

Subsequent to December 31, 2019

On December 20, 2019 the company entered into an agreement to contribute European Run-off to RiverStone Barbados Limited ("RiverStone Barbados"), a newly created entity to be jointly managed with OMERS, the pension plan for municipal employees in the province of Ontario. Pursuant to the agreement, OMERS will subscribe for a 40.0% equity interest in RiverStone Barbados for cash consideration of approximately $597. At the closing date the company will deconsolidate European Run-off from the Run-off reporting segment and apply the equity method of accounting to its joint venture interest in RiverStone Barbados. The company will have the option to purchase OMERS' interest in RiverStone Barbados at certain dates commencing in 2023. The transaction is subject to regulatory approval and is expected to close in the first half of 2020.

Effective January 31, 2020 a portfolio of business predominantly comprised of U.S. asbestos, pollution and other hazards ("APH") exposures relating to accident years 2001 and prior was transferred to RiverStone (UK) through a

Part VII transfer under the Financial Services and Markets Act 2000, as amended. Pursuant to this transaction RiverStone (UK) assumed net insurance contract liabilities of $134.2 for cash consideration of $143.4.

Effective January 1, 2020 Run-off Syndicate 3500 reinsured a portfolio of business predominantly comprised of property, liability and marine exposures relating to accident years 2019 and prior. Pursuant to this transaction Run-off Syndicate 3500 assumed net insurance contract liabilities of $154.6 for consideration of $155.6.

Year ended December 31, 2019

Effective April 1, 2019 Run-off ceded to Brit, for initial consideration of $17.6, a portfolio of business written by Advent Syndicate 780 related to accident years 2018 and prior, comprised of property direct and facultative, property binders and terrorism policies (the "second quarter 2019 Brit reinsurance transaction").

Effective January 1, 2019 Run-off Syndicate 3500 reinsured a portfolio of business predominantly comprised of casualty (principally employers' liability and public liability), professional indemnity, property, marine and aviation exposures relating to accident years 2018 and prior (the "first quarter 2019 reinsurance transaction"). Pursuant to this transaction Run-off Syndicate 3500 assumed $556.8 of net insurance contract liabilities for consideration of $561.5.

Effective January 1, 2019 Advent was reported in the Run-off reporting segment. Refer to the Insurance and Reinsurance – Other section of this MD&A for details.

Year ended December 31, 2018

Effective October 1, 2018 a portfolio of business comprised of direct UK employers' liability and public liability policies written by a UK insurer relating to accident years 2001 and prior was transferred to RiverStone (UK) through a Part VII transfer under the Financial Services and Markets Act 2000, as amended. Also effective October 1, 2018 certain latent claims related to policies issued by the same UK insurer relating to accident years 2002 through 2014 were reinsured by RiverStone (UK). The combination of these two transactions (collectively the "RiverStone (UK) acquisition transactions") resulted in RiverStone (UK) assuming $566.8 of net insurance contract liabilities in exchange for cash consideration of $670.5. Run-off results in 2018 reflected the RiverStone (UK) acquisition transactions as follows: net premiums earned and losses on claims of $37.5 were recorded for the reinsurance component of this transaction; the difference between the cash consideration of $633.0 received for the Part VII transfer and the net insurance contract liabilities assumed of $529.3 decreased losses on claims by $103.7; and operating expenses included a profit commission payable to the UK insurer of $18.8 for these transactions.

On July 11, 2018 Advent announced that certain classes of its business would be transferred to Brit, Allied World and Odyssey Group's Newline with the remainder of Advent Syndicate 780 placed into run-off. Effective October 1, 2018 Run-off reinsured on a 25% quota share basis Advent's net insurance contract liabilities (including net provision for unearned premiums) that were outstanding on October 1, 2018 (the "Advent reinsurance transaction"). This transaction resulted in Run-off assuming $78.7 of net insurance contract liabilities and $15.7 of net provision for unearned premiums in exchange for cash consideration of $95.0. The 2018 Run-off results included gross premiums written and net premiums written of $95.0, net premiums earned of $79.3, losses on claims of $78.7 and operating expenses of $3.0 for this transaction, which is eliminated within Fairfax's consolidated financial reporting.

Effective November 30, 2018 Run-off Syndicate 3500 reinsured a portfolio of business written by Brit Syndicate 2987 including non-U.S. professional indemnity, UK employer's liability, UK public liability and a number of legacy lines of business, relating to accident years 2018 and prior (the "Brit reinsurance transaction"). This transaction resulted in Run-off assuming $170.4 of net insurance contract liabilities in exchange for cash consideration of $174.4. The 2018 Run-off results included gross premiums written, net premiums written and net premiums earned of $174.4 and losses on claims of $170.4 for this transaction, which is eliminated in the company's consolidated financial reporting.

Effective in December 2018 Run-off reinsured two separate third party run-off portfolios comprised of exposures to APH related to accident years 1999 and prior (assumed by RiverStone UK) and Irish employer's liability and public liability exposures related to accident years 2018 and prior (assumed by Syndicate 3500) (collectively the "Other 2018 reinsurance transactions"). These transactions resulted in Run-off assuming net insurance contract liabilities of $102.6 in exchange for cash consideration of $113.5. The 2018 Run-off results included gross premiums written, net premiums written and net premiums earned of $113.5, losses on claims of $102.6 and operating expenses of $1.4 (a commission paid by Run-off to a third party) for these transactions.

Set out below is a summary of the operating results of Run-off for the years ended December 31, 2019 and 2018.

	2019			2018
	First quarter 2019 reinsurance transaction(1)	Run-off(2)	Total	Fourth quarter 2018 reinsurance transactions(3)	Run-off(4)	Total
Gross premiums written	561.5	48.1	609.6	419.2	(0.3)	418.9

Net premiums written	561.5	13.0	574.5	414.2	(0.7)	413.5

Net premiums earned	561.5	80.6	642.1	398.7	5.9	404.6

Losses on claims	(556.8)	(187.9)	(744.7)	(285.5)	(216.8)	(502.3)
Operating expenses	–	(161.6)	(161.6)	(23.2)	(121.5)	(144.7)
Interest and dividends	–	55.8	55.8	–	43.7	43.7
Share of profit (loss) of associates	–	(6.3)	(6.3)	–	0.8	0.8

Operating profit (loss)	4.7	(219.4)	(214.7)	90.0	(287.9)	(197.9)

(1)
The first quarter 2019 reinsurance transaction described in the preceding paragraphs.

(2)
Run-off including the second quarter 2019 Brit reinsurance transaction and excluding the first quarter 2019 reinsurance transaction described in the preceding paragraphs.

(3)
Reinsurance transactions are comprised of the RiverStone (UK) acquisition transactions, the Advent reinsurance transaction, the Brit reinsurance transaction and the Other 2018 reinsurance transactions (collectively the "fourth quarter 2018 reinsurance transactions") described in the preceding paragraphs.

(4)
Run-off excluding the fourth quarter 2018 reinsurance transactions referenced in the preceding footnote.

References to 2019 and 2018 throughout the remainder of this section exclude the impact of the first quarter 2019 reinsurance transaction and the fourth quarter 2018 reinsurance transactions described above in order to normalize results.

Run-off reported an operating loss of $219.4 in 2019 compared to an operating loss of $287.9 in 2018. Net premiums earned of $80.6 in 2019 principally reflected the run-off of Advent's unearned premium reserve ($104.3), partially offset by net premiums ceded to Brit ($24.5) related to the second quarter 2019 Brit reinsurance transaction.

Losses on claims of $187.9 in 2019 principally reflected net adverse prior year reserve development at U.S. Run-off of $216.4 and an increase in loss reserves associated with the run-off of Advent's unearned premium reserve of $54.1, partially offset by net favourable prior year reserve development at European Run-off of $65.9. Net adverse prior year reserve development at U.S. Run-off of $216.4 principally related to continued deterioration of APH exposures ($213.7) and strengthening of other loss reserves ($6.7), partially offset by net favourable emergence on workers' compensation loss reserves ($5.5). Net favourable prior year reserve development at European Run-off of $65.9 principally related to improvement in RiverStone (UK)'s employers' liability and public liability exposures ($49.4) and improvement in Advent's marine and property exposures ($9.5).

Losses on claims of $216.8 in 2018 principally reflected net adverse prior year reserve development at U.S. Run-off of $197.1 and at European Run-off of $11.3. Net adverse prior year reserve development at U.S. Run-off was principally comprised of $143.6 related to APH exposures assumed primarily from Crum & Forster and in the legacy portfolio of Clearwater Insurance, strengthening of other loss reserves of $38.6 principally related to construction defect and habitational risk exposures and strengthening of unallocated loss adjustments expenses of $31.7 principally at TIG Insurance, partially offset by net favourable emergence of $16.8 on workers' compensation loss reserves principally at TIG Insurance. Net adverse prior year reserve development at European Run-off of $11.3 principally related to reserve strengthening on one specific loss.

Operating expenses increased to $161.6 in 2019 from $121.5 in 2018, primarily as a result of commission expense of $28.0 related to the run-off of Advent's unearned premium reserve, increases in employee compensation expense following the transfer of Advent's employees to European Run-off effective January 1, 2019 and provision for uncollectible recoverable from reinsurers as a result of disputed recoverables, partially offset by commission income of $6.0 related to the second quarter 2019 Brit reinsurance transaction.

Interest and dividends increased to $55.8 in 2019 from $43.7 in 2018, primarily reflecting higher interest income earned on increased holdings of high quality U.S. corporate bonds and short-term investments, partially offset by lower interest income earned on reduced holdings of U.S. municipal bonds.

Share of loss of associates of $6.3 in 2019 primarily reflected share of losses of Thai Re and APR Energy, partially offset by share of a significant gain at Seaspan and share of a spin-off distribution gain at IIFL Holdings. Share of profit of associates of $0.8 in 2018 primarily reflected share of net gains on sales and net unrealized appreciation of investment properties of the KWF LPs, and share of profit of Resolute, partially offset by a non-cash impairment charge on Thai Re of $19.3.

During 2019 Fairfax made capital contributions to Run-off of $290.1, comprised of cash of $205.2 that was used to augment Run-off's capital ($120.2) and support the first quarter 2019 reinsurance transaction ($85.0), and the contribution of the net assets of Advent that were placed into run-off of $84.9. During 2018 Fairfax augmented Run-off's capital with net capital contributions of $136.3, comprised of cash and marketable securities.

Run-off's cash flows may be volatile as to timing and amount, with potential variability arising principally from the requirement to pay gross claims initially while third party reinsurance is only subsequently collected in accordance with its terms and from the delay, until some time after claims are paid, of the release of assets pledged to secure the payment of those claims.

    Non-insurance companies

	2019
	Restaurants and retail(1)	Fairfax India(2)	Thomas Cook India(3)	Other(4)	Total(6)
Revenue	2,120.6	410.7	1,087.4	1,918.4	5,537.1
Expenses	(2,049.5)	(401.8)	(1,081.3)	(1,909.0)	(5,441.6)

Pre-tax income before interest expense and the undernoted	71.1	8.9	6.1	9.4	95.5
Interest and dividends(5)	8.3	(74.5)	–	13.5	(52.7)
Share of profit (loss) of associates	–	179.2	(182.8)	(41.6)	(45.2)
Net gains on investments	9.2	54.7	4.2	4.5	72.6

Pre-tax income (loss) before interest expense	88.6	168.3	(172.5)	(14.2)	70.2

	2018
	Restaurants and retail(1)	Fairfax India(2)	Thomas Cook India(3)	Other(4)	Total(6)
Revenue	2,013.4	430.3	1,202.4	788.1	4,434.2
Expenses	(1,890.7)	(403.3)	(1,184.1)	(698.0)	(4,176.1)

Pre-tax income before interest expense and the undernoted	122.7	27.0	18.3	90.1	258.1
Interest and dividends(5)	8.3	(11.0)	–	15.5	12.8
Share of profit of associates	0.9	83.7	8.8	16.0	109.4
Net gains (losses) on investments	(7.9)	80.0	841.0	(12.7)	900.4

Pre-tax income before interest expense	124.0	179.7	868.1	108.9	1,280.7

(1)
Comprised primarily of Recipe and its subsidiaries The Keg, Pickle Barrel, St-Hubert and Original Joe's, Toys "R" Us Canada (acquired on May 31, 2018), Praktiker, Golf Town, Sporting Life, Kitchen Stuff Plus and William Ashley.

(2)
Comprised of Fairfax India and its subsidiaries NCML, Fairchem and Saurashtra Freight. These results differ from those published by Fairfax India primarily due to Fairfax India's application of investment entity accounting under IFRS.

(3)
Comprised of Thomas Cook India and its subsidiaries Quess (until its deconsolidation on March 1, 2018) and Sterling Resorts. These results differ from those published by Thomas Cook India primarily due to differences between IFRS and Ind AS, and acquisition accounting adjustments.

(4)
Comprised primarily of AGT (consolidated on April 17, 2019), Dexterra (acquired on March 7, 2018), Grivalia Properties (deconsolidated on May 17, 2019), Mosaic Capital, Pethealth, Boat Rocker, Fairfax Africa and its subsidiary CIG (consolidated on January 4, 2019), and Rouge Media.

(5)
Interest and dividends of Fairfax India are net of investment management and administration fees paid to Fairfax of $27.5 in 2019 and $33.9 in 2018. In 2019 interest and dividends of Fairfax India are also net of a performance fee accrual of $47.8, pursuant to the company's investment advisory agreement with Fairfax India as described in note 28 (Related Party Transactions) to the consolidated financial statements for the year ended December 31, 2019.

(6)
Amounts as presented in note 25 (Segmented Information) to the consolidated financial statements for the year ended December 31, 2019.

Restaurants and retail

Year ended December 31, 2019

In 2019 the company's ownership interest in Recipe increased to 47.9% from 43.7% at December 31, 2018, principally related to Recipe's purchase of its common shares for cancellation and the company's purchase of multiple voting shares from Recipe's non-controlling interests. These transactions reduced Recipe's non-controlling interests by $85.3 and $20.2 respectively and resulted in a dilution loss recorded by the company of $15.5, which were included in Other net changes in capitalization in the consolidated statement of changes in equity for the year ended December 31, 2019.

Year ended December 31, 2018

On August 31, 2018 the company, together with the respective non-controlling interests, contributed 100% of the ownership interests in Sporting Life and Golf Town to a new holding company. Subsequent to the reorganization, the company held a controlling 65.1% ownership interest in each of Sporting Life and Golf Town through the new holding company.

On May 31, 2018 the company acquired a 100% equity interest in Toys "R" Us (Canada) Ltd. ("Toys "R" Us Canada") from Toys "R" Us – Delaware, Inc. for cash consideration of $41.1 (Cdn$53.3) and an additional investment of $193.7 (Cdn$251.3) that Toys "R" Us Canada used to repay its debtor in possession financing loan. Toys "R" Us Canada is a specialty retailer of toys and baby products with 82 stores across Canada.

On February 22, 2018 the company completed the sale of its 51.0% ownership interest in The Keg to Recipe Unlimited Corporation ("Recipe"; formerly Cara Operations Limited) for consideration of $74.6 (Cdn$94.7), comprised of cash of $7.9 (Cdn$10.0) and 3,400,000 Recipe subordinate voting shares. The other shareholders of The Keg sold their 49.0% ownership interest to Recipe for $82.7 (Cdn$105.0), comprised of cash of $74.8 (Cdn$95.0) and 401,284 Recipe subordinate voting shares. The transaction increased the company's equity interest in Recipe to 43.2% from 40.2% at December 31, 2017. During 2019 Recipe estimated that it may be required to pay an additional $15.4 (Cdn$20.0) of cash consideration to the other former shareholders of The Keg pursuant to the achievement of certain financial objectives within the first three years subsequent to closing.

Operating Results

The increase in the revenue and expenses of Restaurants and retail in 2019 primarily reflected a full year of results from the consolidation of Toys "R" Us Canada on May 31, 2018, with Toys "R" Us Canada experiencing decreased business volumes in the second half of 2019 over the comparable period in 2018.

Fairfax India

Year ended December 31, 2019

On December 21, 2019 Fairfax India's holdings of Sanmar Chemicals Group ("Sanmar") bonds with a principal amount of $300.0 were settled for net cash proceeds of $425.5 (30.3 billion Indian rupees) including accrued interest, resulting in the company recording a net gain on investment of $48.8 (realized gains of $156.5, of which $107.7 was recorded as unrealized gains in prior years). Fairfax India reinvested $198.0 (14.1 billion Indian rupees) of the net cash proceeds to increase its equity interest in Sanmar from 30.0% to 42.9%. Sanmar is one of the largest suspension PVC manufacturers in India.

On December 16, 2019 Fairfax India entered into an agreement to sell an approximate 12% equity interest on a fully-diluted basis of its wholly-owned subsidiary Anchorage Infrastructure Investments Holdings Limited ("Anchorage") for gross proceeds of approximately $133 (9.5 billion Indian rupees). Fairfax India formed Anchorage in 2019 to act as its primary holding company for investments in the airport sector of India. Pursuant to the agreement Fairfax India will transfer approximately 44% of its 54.0% equity interest in Bangalore International Airport Limited ("Bangalore Airport") to Anchorage. Closing of the transaction is subject to customary closing conditions, including various third-party consents, and is expected to be completed in the first half of 2020.

On May 31, 2019 IIFL Holdings Limited ("IIFL Holdings") spun off its wholly-owned subsidiary IIFL Securities Limited ("IIFL Securities", comprised of investment brokerage, distribution and investment banking businesses) and its 53.3% equity interest in its subsidiary IIFL Wealth Management Limited ("IIFL Wealth", comprised of wealth and asset management businesses) in a non-cash transaction. IIFL Holdings was renamed IIFL Finance Limited ("IIFL Finance", comprised of loans and mortgages businesses) and continues to be publicly listed. The shares of IIFL Wealth and IIFL Securities were listed on the Bombay Stock Exchange and National Stock Exchange of India in September 2019.

During 2019 Fairfax India acquired a 48.5% equity interest in Seven Islands Shipping Limited ("Seven Islands") for $83.8 (5.8 billion Indian rupees). Seven Islands is a private shipping company headquartered in Mumbai, India that transports liquid cargo along the Indian coast and in international waters.

During 2019 Fairfax India increased its equity interest in CSB Bank Limited ("CSB Bank", formerly The Catholic Syrian Bank Limited) to 49.7% for cash consideration of $81.0 (5.6 billion Indian rupees). CSB Bank, established in 1920, is headquartered in Thrissur, India, offering banking services through branches and automated teller machines across India. In December 2019 CSB Bank became publicly listed on the Bombay Stock Exchange and National Stock Exchange of India.

Year ended December 31, 2018

On October 19, 2018 Fairfax India invested $88.5 (6.5 billion Indian rupees) in CSB Bank and received common shares and warrants representing a 36.4% effective equity interest.

On May 16, 2018 Fairfax India increased its equity interest in Bangalore Airport to 54.0% by acquiring an additional 6.0% for cash consideration of $67.4 (4.6 billion Indian rupees). The company continues to apply the equity method of accounting to its investment in Bangalore Airport because of extensive Indian government regulation of, and participation in, Bangalore Airport's relevant activities. Bangalore Airport operates the Kempegowda International Airport in Bengaluru, India through a public-private partnership.

Pursuant to the company's investment advisory agreement with Fairfax India, on March 9, 2018 Fairfax received a performance fee of $114.4 for the period January 30, 2015 to December 31, 2017 in the form of 7,663,685 newly issued Fairfax India subordinate voting shares, which increased the company's equity interest in Fairfax India to 33.6% from 30.2% at December 31, 2017.

Operating Results

The decrease in the revenue and expenses of Fairfax India in 2019 primarily reflected decreased business volume at NCML, partially offset by growth in business volume at Fairchem.

Interest and dividends expense of $74.5 in 2019 (2018 – $11.0) included an accrual of a performance fee payable to Fairfax by Fairfax India of $47.8 (2018 – nil), pursuant to the investment advisory agreement with Fairfax India whereby the company may receive a performance fee if the increase in Fairfax India's book value per share exceeds a specified threshold over the period from January 1, 2018 to December 31, 2020. Settlement of the performance fee is expected to be in the first quarter of 2021 by way of Fairfax India subordinate voting shares. The performance fee accrual represented an intercompany transaction that was eliminated on consolidation. Interest and dividends of Fairfax India are also net of investment management and administration fees paid to Fairfax of $27.5 in 2019 (2018 – $33.9). Excluding the impact of the performance fee and investment and administration fees, interest and dividend income was $0.8 in 2019 compared to $22.9 in 2018, with the decrease principally reflecting the sale of Government of India and Indian corporate bonds to fund Fairfax India's investments in Seven Islands and CSB Bank.

Share of profit of associates of $179.2 in 2019 primarily reflected share of a spin-off distribution gain of IIFL Holdings and share of profit of Bangalore Airport. Share of profit of associates of $83.7 in 2018 principally reflected share of profits of Bangalore Airport and IIFL Holdings.

Net gains on investments of $54.7 in 2019 decreased from $80.0 in 2018, primarily reflecting lower net gains on Indian corporate bonds (principally related to the Sanmar bonds) and net losses on equity derivatives, partially offset by lower foreign exchange losses on U.S. dollar borrowings and higher net gains on common stocks.

Thomas Cook India

Year ended December 31, 2019

On December 9, 2019 Thomas Cook India completed a non-cash spin-off of its 48.6% equity interest in Quess Corp Limited ("Quess") as a return of capital to its shareholders. This resulted in the company receiving a 31.8% direct equity interest in Quess as a transfer between companies under common control, with the company's carrying value of Quess remaining unchanged. Prior to the spin-off Thomas Cook India recorded the Quess shares to be transferred to its minority shareholders at fair value and recognized a non-cash impairment loss of $190.6, which is included in share of profit of associates in the consolidated statement of earnings and fully attributed to non-controlling interests.

On March 28, 2019 Thomas Cook India acquired a 51.0% equity interest in DEI Holdings Limited ("DEI") for $20.4 (1.4 billion Indian rupees). DEI is an imaging solutions and services provider for the attractions industry headquartered in Dubai with over 250 locations worldwide.

Year ended December 31, 2018

On March 1, 2018 Thomas Cook India entered into a strategic joint venture agreement with the founder of Quess Corp Limited ("Quess") that resulted in Quess becoming a joint venture of Thomas Cook India whereas it was previously a consolidated subsidiary. Accordingly, the company remeasured the carrying value of Quess to its fair value of $1,109.5, recognized a non-cash gain of $889.9 and commenced applying the equity method of accounting.

Upon adoption of IFRS 15 Revenue from Contracts with Customers on January 1, 2018, Thomas Cook India determined that it should report in other revenue the gross receipts from certain of its travel related businesses, and the associated cost of sales in other expenses. This change in revenue recognition increased Thomas Cook India's reported revenue and cost of sales by $770.1 for the year ended December 31, 2018, with no impact on net earnings. Prior to the adoption of IFRS 15, Thomas Cook India only reported the net commissions earned on this business as other revenue. For further details see note 3 (Summary of Significant Accounting Policies, under the heading "New accounting pronouncements adopted in 2018") in the company's consolidated financial statements for the year ended December 31, 2018.

Operating Results

The decrease in the revenue and expenses of Thomas Cook India in 2019 primarily reflected the deconsolidation of Quess on March 1, 2018, partially offset by growth in business volume.

Share of loss of associates of $182.8 in 2019 included a non-cash impairment loss of $190.6 recognized by Thomas Cook India on the Quess shares that were transferred to the minority shareholders (fully attributed to non-controlling interests). Share of profit of associates of $8.8 in 2018 principally related to share of profit of Quess.

Net gains on investments of $841.0 in 2018 included the non-cash gain of $889.9 recognized on deconsolidation of Quess.

Other

Year ended December 31, 2019

On May 17, 2019 Grivalia Properties REIC ("Grivalia Properties") merged into Eurobank Ergasias S.A. ("Eurobank"), as a result of which shareholders of Grivalia Properties, including the company, received 15.8 newly issued Eurobank shares in exchange for each share of Grivalia Properties. Accordingly, the company deconsolidated Grivalia Properties from the Non-insurance companies reporting segment, recognized a non-cash gain of $171.3 and reduced non-controlling interests by $466.2. In connection with the merger, Grivalia Properties had paid a pre-merger capital dividend of €0.42 per share on February 5, 2019. The company owned approximately 53% of Grivalia Properties and 18% of Eurobank prior to the merger, and owned 32.4% of Eurobank upon completion of the merger. The company continues to account for its investment in Eurobank as a common stock at FVTPL due to regulatory restrictions on the company's ability to affect the relevant activities of Eurobank. Eurobank is a financial services provider in Greece and is listed on the Athens Stock Exchange.

On April 17, 2019 AGT Food & Ingredients Inc. ("AGT") completed a management-led privatization for Cdn$18.00 per common share. The buying group, comprised of the company, AGT management and other co-investors, acquired through a newly formed subsidiary of the company ("Purchase Co.") all AGT common shares not already owned by the buying group for cash consideration of $226.5 (Cdn$301.8), resulting in the company acquiring a 69.9% controlling equity interest in AGT upon closing and effectively settling the company's pre-existing interests in AGT's preferred shares and warrants at fair value. Contemporaneously with the acquisition of AGT, Purchase Co. acquired the company's preferred shares and the remaining common shares of AGT held by the buying group in exchange for its own common shares which diluted the company's interest in AGT to 59.6%, with AGT management and other co-investors owning the remainder. Purchase Co. and AGT subsequently amalgamated and the amalgamated entity was renamed AGT. The company holds warrants that, if exercised, would increase its equity interest in AGT to approximately 80%. The preferred shares were subsequently canceled and the warrants are eliminated on consolidation of AGT. AGT is a supplier of pulses, staple foods and food ingredients.

On January 4, 2019 Fairfax Africa acquired an additional 41.2% equity interest in Consolidated Infrastructure Group ("CIG") for $44.9 (628.3 million South African rand) which increased its total equity interest in CIG to 49.1%. Fairfax Africa has de facto control of CIG as its largest shareholder, and as an owner of currently exercisable CIG convertible debentures that would provide majority voting control if converted. CIG is a pan-African engineering infrastructure company listed on the Johannesburg Stock Exchange.

Year ended December 31, 2018

On June 18, 2018 Fairfax Africa completed a bought deal secondary public offering of 12,300,000 subordinate voting shares at a price of $12.25 per share, resulting in net proceeds of $148.3 after commission and expenses, to provide financing for the acquisition of additional African Investments. The company acquired 4,100,000 subordinate voting shares for $50.2 through the public offering, and an additional 645,421 subordinate voting shares for $7.6 through open market purchases.

On March 7, 2018 the company acquired the services business carried on in Canada by Carillion Canada Inc. and certain affiliates thereof relating to facilities management of airports, commercial and retail properties, defense facilities, select healthcare facilities and on behalf of oil, gas and mining clients. The acquired business was subsequently renamed Dexterra Integrated Facilities Management ("Dexterra"). Dexterra is an infrastructure services company that provides asset management and operations solutions to industries and governments.

Operating Results

The increase in the revenue and expenses of Other in 2019 primarily reflected the consolidation of AGT (on April 17, 2019) and CIG (on January 4, 2019), the inclusion of the full year revenue and expenses of Dexterra and growth in business volume at Boat Rocker (principally as a result of business acquisitions in 2019 and 2018) and Mosaic Capital, partially offset by the deconsolidation of Grivalia Properties (on May 17, 2019).

Share of loss of associates of $41.6 in 2019 primarily reflected Fairfax Africa's share of loss of Atlas Mara, partially offset by its share of profit of AFGRI. Share of profit of associates of $16.0 in 2018 primarily reflected Fairfax Africa's share of profit of Atlas Mara, partially offset by its share of loss of AFGRI.

The increase in net gains on investments of $4.5 in 2019 compared to net losses on investments of $12.7 in 2018, primarily reflected net gains on corporate bonds and convertible debentures at Fairfax Africa.

    Interest and Dividends

An analysis of interest and dividends is presented in the Investments section of this MD&A.

    Share of Profit of Associates

An analysis of share of profit of associates is presented in the Investments section of this MD&A.

    Net Gains on Investments

An analysis of consolidated net gains on investments is provided in the Investments section of this MD&A.

    Interest Expense

Consolidated interest expense of $472.0 in 2019 (2018 – $347.1) was comprised as follows:

	2019	2018
Interest expense on borrowings:
Holding company	211.8	197.4
Insurance and reinsurance companies	56.6	55.6
Non-insurance companies(1)	135.8	94.1

	404.2	347.1

Interest expense on lease liabilities:(2)
Holding company and insurance and reinsurance companies	19.7	–
Non-insurance companies	48.1	–

	67.8	–

Interest expense as presented in the consolidated statement of earnings	472.0	347.1

(1)
Borrowings and related interest expense are non-recourse to the holding company.

(2)
Represents accretion of lease liabilities using the effective interest method subsequent to the adoption of IFRS 16 on January 1, 2019. See note 3 (Significant Accounting Policies) to the consolidated financial statements for the year ended December 31, 2019 for details.

The increase in interest expense on borrowings incurred at the holding company in 2019 principally reflected the issuance on June 14, 2019 of Cdn$500.0 principal amount of 4.23% senior notes due 2029, the issuance on April 17, 2018 of $600.0 principal amount of 4.85% senior notes due 2028 and the issuances of €750.0 principal amount of 2.75% unsecured senior notes due 2028 on March 29, 2018 (€600.0) and May 18, 2018 (€150.0), and higher borrowings on the holding company credit facility year-over-year, partially offset by the redemption on June 15, 2018 of $500.0 principal amount of 5.80% senior notes due 2021, the redemption on April 30, 2018 of Cdn$267.3 principal amount of 7.25% senior notes due 2020, the repayment on April 15, 2018 of $144.2 principal amount of 7.375% senior notes on maturity, and the redemption on July 15, 2019 of the remaining Cdn$395.6 principal amount of 6.40% senior notes due 2021.

The modest increase in interest expense on borrowings incurred at the insurance and reinsurance companies in 2019 principally reflected increased borrowing by Brit on its revolving credit facility, partially offset by the repurchase and redemption during 2018 of Allied World's $300.0 principal amount of 5.50% senior notes due 2020.

The increase in interest expense on borrowings incurred at the Non-insurance companies in 2019 principally reflected the consolidation of AGT (on April 17, 2019) and CIG (on January 4, 2019), increased borrowings at Fairfax India (primarily related to the replacement in 2018 of its $400.0 term loan due July 2018 with a $550.0 term loan) and increased borrowings at Boat Rocker (primarily to support its acquisitions in 2019 and 2018), partially offset by the deconsolidation of Grivalia Properties (on May 17, 2019) and Quess (on March 1, 2018), and the repayment by Fairfax Africa on its revolving credit facility.

For details of the company's borrowings refer to note 15 (Borrowings) to the consolidated financial statements for the year ended December 31, 2019.

    Corporate and Other

Corporate and other primarily consists of the expenses of all of the group holding companies (corporate overhead), net of investment management and administration fees earned by the holding company, interest and dividends earned on holding company cash and investments and holding company share of profit of associates.

	2019	2018
Fairfax corporate overhead	147.5	153.0
Subsidiary holding companies' corporate overhead	27.9	66.7
Subsidiary holding companies' non-cash intangible asset amortization(1)	96.4	109.3

Corporate overhead(2)	271.8	329.0
Holding company interest and dividends	(32.9)	(37.8)
Holding company share of profit of associates	(165.1)	(17.2)
Investment management and administration fees and other(3)	(195.6)	(150.7)
Loss on repurchase of long term debt	23.7	58.9

	(98.1)	182.2

(1)
Non-cash intangible asset amortization is principally related to customer and broker relationships.

(2)
Presented as consolidated corporate overhead in note 25 (Segmented Information) to the consolidated financial statements for the year ended December 31, 2019.

(3)
Presented as a consolidation elimination in note 25 (Segmented Information) to the consolidated financial statements for the year ended December 31, 2019.

Fairfax corporate overhead decreased to $147.5 in 2019 from $153.0 in 2018, primarily reflecting decreased legal and consulting fees and decreased employee compensation expenses. Fairfax corporate overhead included charitable donations of $7.7 in 2019 (2018 – $8.5).

Subsidiary holding companies' corporate overhead decreased to $27.9 in 2019 from $66.7 in 2018, primarily reflecting restructuring costs at Advent and Fairfax Latam in 2018, decreased corporate overhead at Allied World, decreased employee compensation expenses and decreased legal and consulting fees, partially offset by increased charitable donations.

Subsidiary holding companies' non-cash intangible asset amortization of $96.4 in 2019 and $109.3 in 2018 primarily related to amortization of intangible assets at Allied World and Crum & Forster.

Holding company interest and dividends included total return swap income of $3.6 in 2019 compared to $7.8 in 2018. Excluding the impact of total return swap income, holding company interest and dividends of $29.3 in 2019 decreased modestly from $30.0 in 2018, primarily reflecting lower interest income earned from cash and short-term investments.

Holding company share of profit of associates increased to $165.1 in 2019 from $17.2 in 2018, primarily reflecting higher share of profit of Eurolife and share of a significant gain at Seaspan.

Investment management and administration fees and other, which is principally comprised of fees received or receivable from the insurance and reinsurance subsidiaries and Fairfax India and Fairfax Africa, increased to $195.6 in 2019 from $150.7 in 2018, primarily reflecting a performance fee receivable from Fairfax India of $47.8 that was recorded in 2019 (2018 – nil) pursuant to the investment advisory agreement with Fairfax India whereby the company will receive a performance fee if the increase in Fairfax India's book value per share exceeds a specified threshold over the period from January 1, 2018 to December 31, 2020. Settlement of the performance fee is expected to be in the first quarter of 2021 by way of Fairfax India subordinate voting shares.

Loss on repurchase of long term debt of $23.7 in 2019 related to the redemption on July 15, 2019 of the company's remaining Cdn$395.6 principal amount of 6.40% unsecured senior notes due May 25, 2021. Loss on repurchase of long term debt of $58.9 in 2018 was primarily comprised of a loss of $19.6 (Cdn$25.1) related to the redemption on April 30, 2018 of the company's $207.3 (Cdn$267.3) principal amount of 7.25% unsecured senior notes due June 22, 2020 and a loss of $38.2 related to the redemption on June 15, 2018 of the company's $500.0 principal amount of 5.80% unsecured senior notes due May 15, 2021.

Net gains (losses) on investments attributable to the Corporate and Other reporting segment are set out in the Investments section of this MD&A.

    Income Taxes

The company's effective income tax rate in 2019 of 11.7% (provision for income taxes of $261.5) was lower than the company's Canadian statutory income tax rate of 26.5% primarily due to income taxed at lower rates than the Canadian statutory income tax rate (principally in the U.S., Barbados, Fairfax India, Brit and Allied World), the recognition of previously unrecorded U.S. foreign tax credit carryforwards, and non-taxable investment income (principally comprised of dividend income and non-taxable interest income and share of profit of associates in certain jurisdictions).

The company's effective income tax rate in 2018 of 5.1% (provision for income taxes of $44.2) was lower than the company's Canadian statutory income tax rate of 26.5% primarily due to the non-cash gain on deconsolidation of Quess which was not taxable (income tax rate benefit of $235.8 due to the preferential treatment of long term capital gains in India), other non-taxable investment income (principally comprised of dividend income, non-taxable interest income and share of profit of associates in certain jurisdictions) and income taxed at lower rates than the Canadian statutory income tax rate (primarily at Allied World, certain subsidiaries of Fairfax India and in Barbados), partially offset by the unrecorded tax benefit of losses and temporary differences, principally in Canada.

For details refer to note 18 (Income Taxes) to the consolidated financial statements for the year ended December 31, 2019.

    Non-controlling Interests

Non-controlling interests principally related to Allied World, Fairfax India, Recipe, Brit and Fairfax Africa. For details refer to note 16 (Total Equity) to the consolidated financial statements for the year ended December 31, 2019.

Balance Sheets by Reporting Segment

The company's segmented balance sheets as at December 31, 2019 and 2018 present the assets and liabilities of, and the capital invested by the company in, each of the company's reporting segments. The segmented balance sheets have been prepared on the following basis:

  (a)
  The balance sheet for each reporting segment is on a legal entity basis for the subsidiaries within that segment, in accordance with Fairfax's IFRS accounting policies and includes, where applicable, acquisition accounting adjustments principally related to goodwill and intangible assets which arose on initial acquisition of the subsidiaries or on a subsequent step acquisition.

  (b)
  Certain of the company's subsidiaries held equity interests in other Fairfax subsidiaries ("Fairfax affiliates") at December 31, 2019. These investments in Fairfax affiliates are carried at cost and are disclosed in the table below. Affiliated insurance and reinsurance balances, including premiums receivable (included in insurance contracts receivable), deferred premium acquisition costs, recoverable from reinsurers, insurance contract payables, provision for losses and loss adjustment expenses and provision for unearned premiums, are not shown separately but are eliminated in Corporate and Other.

  (c)
  Corporate and Other includes the Fairfax holding company and its subsidiary intermediate holding companies as well as the consolidating and eliminating entries required under IFRS to prepare consolidated financial statements. The most significant of those entries are derived from the elimination of intercompany reinsurance (primarily consisting of reinsurance provided by Group Re and reinsurance between Odyssey Group and Allied World and the primary insurers), which affects recoverable from reinsurers, provision for losses and loss adjustment expenses and unearned premiums. Corporate and Other borrowings of $4,124.6 at December 31, 2019 (December 31, 2018 – $3,865.9) primarily consisted of Fairfax holding company borrowings of $4,117.3 (December 31, 2018 – $3,859.5).
	Equity interests in Fairfax affiliates at December 31, 2019
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Insurance & Reinsurance – Other	Run-off(4)	Corporate & Other	Consolidated
Investments in insurance and reinsurance affiliates(1)(2)
Zenith National	–	6.1%	2.0%	–	–	–	–	–	–	91.9%	100.0%
Advent	–	15.7%	12.7%	–	–	–	–	–	13.8%	57.8%	100.0%
TRG (Run-off)	–	–	–	–	–	–	–	31.5%	–	68.5%	100.0%
Investments in non-insurance affiliates(3)
Thomas Cook India	–	9.4%	1.5%	0.4%	–	4.6%	0.6%	0.2%	4.9%	45.3%	66.9%
Fairfax India	–	5.6%	3.4%	0.9%	3.1%	5.5%	1.0%	2.1%	7.0%	5.2%	33.8%
Recipe	5.6%	12.9%	6.1%	1.1%	2.4%	5.9%	–	2.8%	10.5%	0.6%	47.9%
Boat Rocker Media	–	–	27.7%	20.5%	–	–	–	10.9%	–	–	59.1%
Fairfax Africa	1.4%	19.9%	4.1%	7.8%	5.6%	7.7%	0.5%	4.7%	5.8%	4.5%	62.0%
Toys "R" Us Canada	–	28.2%	28.2%	28.2%	–	–	–	–	15.4%	–	100.0%
AGT Food and Ingredients	–	7.8%	12.3%	3.1%	–	16.4%	–	–	1.5%	18.5%	59.6%
(1)
This table excludes subsidiaries where the company's equity interest is entirely held by the holding company including Northbridge, Odyssey Group, Crum & Forster, Brit, Allied World, Fairfax Asia, Fairfax Brasil, Fairfax Latam, Bryte Insurance and Polish Re.

(2)
Investments in insurance and reinsurance affiliates are reported in investments in Fairfax insurance and reinsurance affiliates on the segmented balance sheet.

(3)
Investments in non-insurance affiliates are reported within portfolio investments on the segmented balance sheet.

(4)
Includes European Run-off's ownership in Fairfax affiliates (refer to note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2019).

Segmented Balance Sheet as at December 31, 2019

	Insurance and Reinsurance
											Non- insurance companies
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Operating companies	Run-off		Corporate and Other	Consolidated
Assets
Holding company cash and investments	79.6	621.7	10.8	12.1	–	–	–	–	724.2	–	–	374.7	1,098.9
Insurance contract receivables	441.7	1,473.2	325.8	229.8	964.5	1,512.0	89.9	551.1	5,588.0	4.1	–	(157.1)	5,435.0
Portfolio investments(1)	3,012.4	9,198.1	4,408.0	1,667.8	4,200.1	8,235.0	1,117.4	2,040.8	33,879.6	1,906.3	2,730.7	(405.0)	38,111.6
Assets held for sale(2)	–	–	–	–	–	–	–	–	–	3,386.6	–	(601.0)	2,785.6
Deferred premium acquisition costs	144.2	316.1	164.8	12.8	215.5	342.1	22.8	146.4	1,364.7	–	–	(20.4)	1,344.3
Recoverable from reinsurers	406.3	1,138.4	1,045.1	38.9	1,695.7	3,638.1	354.4	1,522.1	9,839.0	494.8	–	(1,178.0)	9,155.8
Deferred income taxes	85.7	239.6	125.7	42.2	–	–	–	32.8	526.0	6.3	–	(156.4)	375.9
Goodwill and intangible assets	183.4	182.5	299.9	416.9	794.4	1,598.0	185.2	54.2	3,714.5	43.5	2,435.3	0.8	6,194.1
Due from affiliates	203.2	2.6	4.1	–	0.1	0.2	363.0	–	573.2	356.1	0.6	(929.9)	–
Other assets	97.9	184.9	353.9	84.3	236.5	270.6	98.8	138.7	1,465.6	112.5	4,043.9	385.3	6,007.3
Investments in Fairfax insurance and reinsurance affiliates	–	131.9	65.2	–	–	–	–	34.0	231.1	62.4	–	(293.5)	–

Total assets	4,654.4	13,489.0	6,803.3	2,504.8	8,106.8	15,596.0	2,231.5	4,520.1	57,905.9	6,372.6	9,210.5	(2,980.5)	70,508.5

Liabilities
Accounts payable and accrued liabilities	222.7	531.7	324.7	62.9	188.3	285.7	39.2	130.2	1,785.4	75.4	2,734.1	219.2	4,814.1
Short sale and derivative obligations	–	61.6	53.3	1.8	15.1	2.6	0.5	10.5	145.4	4.8	55.4	0.3	205.9
Due to affiliates	1.1	2.3	1.5	1.7	1.0	0.3	0.8	6.0	14.7	–	145.1	(159.8)	–
Liabilities associated with assets held for sale(2)	–	–	–	–	–	–	–	–	–	2,203.7	–	(168.6)	2,035.1
Insurance contract payables	105.1	528.6	150.5	57.9	524.8	796.6	89.7	478.7	2,731.9	14.1	–	(155.0)	2,591.0
Provision for losses and loss adjustment expenses(3)	1,976.9	6,158.5	3,548.0	1,088.5	4,286.4	7,672.7	424.0	2,071.8	27,226.8	2,232.2	–	(958.8)	28,500.2
Provision for unearned premiums(3)	779.2	1,338.1	876.0	276.6	969.5	2,139.2	206.5	732.8	7,317.9	–	–	(95.5)	7,222.4
Deferred income taxes	–	–	–	–	23.3	53.1	44.4	12.5	133.3	–	178.9	(312.2)	–
Borrowings	–	90.0	41.4	38.3	320.8	549.1	–	–	1,039.6	–	2,068.4	4,124.6	7,232.6

Total liabilities	3,085.0	8,710.8	4,995.4	1,527.7	6,329.2	11,499.3	805.1	3,442.5	40,395.0	4,530.2	5,181.9	2,494.2	52,601.3

Equity
Shareholders' equity attributable to shareholders of Fairfax	1,569.3	4,778.2	1,807.9	977.1	1,777.6	4,100.4	1,362.5	1,074.9	17,447.9	1,842.4	3,869.3	(8,781.5)	14,378.1
Non-controlling interests	0.1	–	–	–	–	(3.7)	63.9	2.7	63.0	–	159.3	3,306.8	3,529.1

Total equity	1,569.4	4,778.2	1,807.9	977.1	1,777.6	4,096.7	1,426.4	1,077.6	17,510.9	1,842.4	4,028.6	(5,474.7)	17,907.2

Total liabilities and total equity	4,654.4	13,489.0	6,803.3	2,504.8	8,106.8	15,596.0	2,231.5	4,520.1	57,905.9	6,372.6	9,210.5	(2,980.5)	70,508.5

Capital
Borrowings	–	90.0	41.4	38.3	320.8	549.1	–	–	1,039.6	–	2,068.4	4,124.6	7,232.6
Investments in Fairfax affiliates	66.4	627.0	293.7	106.5	133.6	301.9	32.3	130.6	1,692.0	530.6	–	(2,222.6)	–
Shareholders' equity attributable to shareholders of Fairfax	1,502.9	4,151.2	1,514.2	870.6	1,446.6	2,538.5	1,330.2	944.9	14,299.1	1,311.8	2,044.1	(3,276.9)	14,378.1
Non-controlling interests	0.1	–	–	–	197.4	1,256.3	63.9	2.1	1,519.8	–	1,984.5	24.8	3,529.1

Total capital	1,569.4	4,868.2	1,849.3	1,015.4	2,098.4	4,645.8	1,426.4	1,077.6	18,550.5	1,842.4	6,097.0	(1,350.1)	25,139.8

% of consolidated total capital	6.2%	19.4%	7.4%	4.0%	8.3%	18.5%	5.7%	4.3%	73.8%	7.3%	24.3%	(5.4)%	100.0%

(1)
Includes investments in non-insurance affiliates.

(2)
The effects of intercompany reinsurance with Wentworth, which decreased assets held for sale by $352.5 and liabilities associated with assets held for sale by $357.5 were adjusted in the Run-off reporting segment. See note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2019.

(3)
Included in Insurance contract liabilities on the consolidated balance sheet at December 31, 2019.

Segmented Balance Sheet as at December 31, 2018

	Insurance and Reinsurance
											Non- insurance companies
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Operating companies	Run-off		Corporate and Other	Consolidated
Assets
Holding company cash and investments	120.2	553.6	9.9	9.8	–	–	497.1	–	1,190.6	–	–	366.6	1,557.2
Insurance contract receivables	334.6	1,253.1	302.7	247.0	853.0	1,420.9	78.3	565.9	5,055.5	160.1	–	(104.9)	5,110.7
Portfolio investments(1)	2,700.6	8,168.8	3,989.1	1,697.4	3,898.4	7,922.6	658.7	2,159.6	31,195.2	3,822.6	4,216.0	(1,800.9)	37,432.9
Deferred premium acquisition costs	118.0	264.0	131.0	12.1	215.2	253.2	18.5	130.4	1,142.4	3.5	–	(18.6)	1,127.3
Recoverable from reinsurers	396.8	1,208.1	987.4	46.6	1,743.1	3,108.7	314.9	1,230.3	9,035.9	634.5	–	(1,269.5)	8,400.9
Deferred income taxes	95.3	222.1	165.5	49.1	–	–	–	53.0	585.0	11.0	–	(98.1)	497.9
Goodwill and intangible assets	164.4	177.4	294.2	424.8	715.4	1,647.9	182.4	46.2	3,652.7	35.9	1,984.9	3.4	5,676.9
Due from affiliates	191.6	5.6	3.1	–	0.2	0.2	–	11.7	212.4	438.2	1.0	(651.6)	–
Other assets	84.2	93.2	264.3	56.2	118.1	177.2	63.5	124.0	980.7	108.1	3,222.8	256.7	4,568.3
Investments in Fairfax insurance and reinsurance affiliates	–	131.9	70.2	–	–	–	–	32.3	234.4	315.2	–	(549.6)	–

Total assets	4,205.7	12,077.8	6,217.4	2,543.0	7,543.4	14,530.7	1,813.4	4,353.4	53,284.8	5,529.1	9,424.7	(3,866.5)	64,372.1

Liabilities
Accounts payable and accrued liabilities	137.0	362.7	230.0	48.4	131.0	145.8	30.8	137.2	1,222.9	75.7	1,516.6	204.8	3,020.0
Short sale and derivative obligations	24.4	30.2	36.3	16.5	14.1	1.5	–	7.5	130.5	12.4	–	6.6	149.5
Due to affiliates	1.1	9.4	1.5	3.6	1.0	307.8	1.3	16.9	342.6	–	85.7	(428.3)	–
Insurance contract payables	90.9	519.2	123.5	64.8	361.7	404.1	91.6	426.0	2,081.8	45.0	–	(123.7)	2,003.1
Provision for losses and loss adjustment expenses(2)	1,820.3	5,799.1	3,453.0	1,150.6	4,316.3	7,653.5	379.4	1,909.4	26,481.6	3,784.3	–	(1,184.2)	29,081.7
Provision for unearned premiums(2)	632.3	1,077.2	732.2	290.7	925.6	1,807.7	183.1	689.6	6,338.4	16.9	–	(83.1)	6,272.2
Deferred income taxes	–	–	–	–	13.9	40.6	6.2	7.8	68.5	–	140.1	(208.6)	–
Borrowings	–	89.9	41.4	38.2	184.0	550.7	–	91.5	995.7	–	1,618.8	3,865.9	6,480.4

Total liabilities	2,706.0	7,887.7	4,617.9	1,612.8	5,947.6	10,911.7	692.4	3,285.9	37,662.0	3,934.3	3,361.2	2,049.4	47,006.9

Equity
Shareholders' equity attributable to shareholders of Fairfax	1,499.7	4,190.1	1,599.5	930.2	1,595.8	3,617.1	1,062.4	1,064.8	15,559.6	1,594.8	5,932.0	(9,971.6)	13,114.8
Non-controlling interests	–	–	–	–	–	1.9	58.6	2.7	63.2	–	131.5	4,055.7	4,250.4

Total equity	1,499.7	4,190.1	1,599.5	930.2	1,595.8	3,619.0	1,121.0	1,067.5	15,622.8	1,594.8	6,063.5	(5,915.9)	17,365.2

Total liabilities and total equity	4,205.7	12,077.8	6,217.4	2,543.0	7,543.4	14,530.7	1,813.4	4,353.4	53,284.8	5,529.1	9,424.7	(3,866.5)	64,372.1

Capital
Borrowings	–	89.9	41.4	38.2	184.0	550.7	–	91.5	995.7	–	1,618.8	3,865.9	6,480.4
Investments in Fairfax affiliates	62.0	827.5	302.6	109.6	201.3	320.9	25.9	159.7	2,009.5	672.2	–	(2,681.7)	–
Shareholders' equity attributable to shareholders of Fairfax	1,437.7	3,362.6	1,296.9	820.6	1,212.6	2,101.5	1,036.5	907.8	12,176.2	922.6	3,250.2	(3,234.2)	13,114.8
Non-controlling interests	–	–	–	–	181.9	1,196.6	58.6	–	1,437.1	–	2,813.3	–	4,250.4

Total capital	1,499.7	4,280.0	1,640.9	968.4	1,779.8	4,169.7	1,121.0	1,159.0	16,618.5	1,594.8	7,682.3	(2,050.0)	23,845.6

% of consolidated total capital	6.3%	17.9%	6.9%	4.1%	7.5%	17.5%	4.7%	4.9%	69.8%	6.7%	32.2%	(8.7)%	100.0%

(1)
Includes investments in non-insurance affiliates.

(2)
Included in Insurance contract liabilities on the consolidated balance sheet at December 31, 2018.

Components of Consolidated Balance Sheets

    Consolidated Balance Sheet Summary

The assets and liabilities on the company's consolidated balance sheet at December 31, 2019 compared to December 31, 2018 were primarily affected by the classification of European Run-off as held for sale, the acquisition of AGT on April 17, 2019, the deconsolidation of Grivalia Properties on May 17, 2019 upon its merger into Eurobank, the adoption of IFRS 16 Leases on January 1, 2019, as described in note 23 (Acquisitions and Divestitures) and note 3 (Summary of Significant Accounting Policies) to the consolidated financial statements for the year ended December 31, 2019, and unrealized appreciation of common stocks and preferred stocks as described below.

Holding company cash and investments decreased to $1,098.9 ($1,098.6 net of $0.3 of holding company short sale and derivative obligations) at December 31, 2019 from $1,557.2 at December 31, 2018 ($1,550.6 net of $6.6 of holding company short sale and derivative obligations). Significant cash movements at the holding company in 2019 are set out in the Financial Condition section of this MD&A under the heading "Liquidity".

Insurance contract receivables increased by $324.3 to $5,435.0 at December 31, 2019 from $5,110.7 at December 31, 2018 primarily reflecting increased business volume at Odyssey Group, Brit, Allied World and Northbridge, partially offset by the reclassification of insurance contract receivables at European Run-off to assets held for sale.

Portfolio investments comprise investments carried at fair value and equity accounted investments, the aggregate carrying value of which was $38,111.6 at December 31, 2019 ($37,906.0 net of subsidiary short sale and derivative obligations) compared to an aggregate carrying value at December 31, 2018 of $37,432.9 ($37,290.0 net of subsidiary short sale and derivative obligations). The increase of $616.0 principally reflected net unrealized appreciation of common and preferred stocks, the merger of Grivalia Properties into Eurobank, the spin-off distribution by IIFL Holdings and the receipt of cash and investments in connection with the first quarter 2019 reinsurance transaction, partially offset by the reclassification of portfolio investments at European Run-off to assets held for sale, Thomas Cook India's non-cash spin-off of its Quess shares to its minority shareholders and the related non-cash impairment loss fully attributed to non-controlling interests, in addition to the specific factors which caused movements in portfolio investments as discussed in the subsequent paragraphs.

Subsidiary cash and short term investments (including cash and short term investments pledged for short sale and derivative obligations) increased by $3,288.5, primarily reflecting net proceeds received from sales and maturities of short-dated U.S. treasury bonds and receipts of dividends and distributions from investments in associates, partially offset by the reclassification of cash and short-term investments at European Run-off to assets held for sale, reinvestment of cash and short-term investments into U.S. corporate bonds and investments in private placement corporate bonds.

Bonds (including bonds pledged for short sale and derivative obligations) decreased by $4,133.5, primarily reflecting sales and maturities of short-dated U.S. treasury bonds and Canadian government bonds, the reclassification of bonds at European Run-off to assets held for sale and the settlement of bonds issued by EXCO Resources Inc. ("EXCO") and Sanmar, partially offset by the reinvestment of cash and short-term investments into U.S. corporate bonds and investments in private placement corporate bonds.

Preferred stocks increased by $318.1 primarily reflecting unrealized appreciation of compulsory convertible preferred shares of Digit.

Common stocks increased by $1,053.5 primarily reflecting net unrealized appreciation, the merger of Grivalia Properties into Eurobank and the spin-off distribution by IIFL holdings, partially offset by the reclassification of common stocks at European Run-off to assets held for sale.

Investments in associates decreased by $43.0 primarily reflecting the reclassification of investments in associates at European Run-off to assets held for sale, Thomas Cook India's non-cash spin-off of its Quess shares to its minority shareholders, the spin-off distribution by IIFL Holdings, the deconsolidation of Grivalia Properties' equity accounted associates ($68.5) and distributions and dividends, partially offset by additional investments in Seaspan ($362.7), Sanmar ($198.0, by Fairfax India) and CSB Bank ($81.0, by Fairfax India), investments in EXCO ($228.7) and Seven Islands ($83.8, by Fairfax India), share of profit of associates ($169.6 inclusive of the $190.6 non-cash impairment loss on the spin-off of Quess that was fully attributed to non-controlling interests) and the consolidation of CIG's equity accounted associates ($42.8, by Fairfax Africa).

Derivatives and other invested assets net of short sale and derivative obligations increased by $132.4 primarily reflecting investments in North American investment property, net unrealized gains on equity warrants and lower net payables to counterparties to U.S. treasury bond forward contracts, partially offset by higher net payables to counterparties to total return swaps and other derivatives (reflecting the consolidation of AGT).

Recoverable from reinsurers increased by $754.9 to $9,155.8 at December 31, 2019 from $8,400.9 at December 31, 2018 primarily reflecting increases at Allied World (principally due to higher business volume and increased use of reinsurance) and Fairfax Latam (principally reflecting losses ceded to reinsurers related to the Chilean Riots), partially offset by the reclassification of reinsurance recoverables at European Run-off to assets held for sale.

Deferred income taxes decreased by $122.0 to $375.9 at December 31, 2019 from $497.9 at December 31, 2018 primarily due to decreases in temporary differences in the U.S. and at Allied World, the recognition of deferred tax liabilities on the spin-off distribution by IIFL Holdings, Thomas Cook India's spin-off of Quess, unrealized appreciation of compulsory convertible preferred shares of Digit, and the consolidation of the deferred tax liabilities of AGT, partially offset by the recognition of previously unrecorded U.S. foreign tax credit carryforwards.

Goodwill and intangible assets increased by $517.2 to $6,194.1 at December 31, 2019 from $5,676.9 at December 31, 2018 primarily due to the acquisition of AGT, the consolidation of Ambridge Partners by Brit, incremental acquisitions by Boat Rocker, and the impact of foreign currency translation (principally the strengthening of the Canadian dollar relative to the U.S. dollar), partially offset by amortization of finite-lived intangible assets.

The acquisition of AGT, and the allocation by operating segment at December 31, 2019 of goodwill of $2,997.3 and intangible assets of $3,196.8 (December 31, 2018 – $2,702.7 and $2,974.2), are described in note 23 (Acquisitions and Divestitures) and note 12 (Goodwill and Intangible Assets) to the consolidated financial statements for the year ended December 31, 2019. Impairment tests for goodwill and indefinite-lived intangible assets were completed during 2019 and it was concluded that no significant impairments had occurred.

Other assets increased by $1,439.0 to $6,007.3 at December 31, 2019 from $4,568.3 at December 31, 2018 primarily due to the recognition of right-of-use assets and finance lease receivables on adoption of IFRS 16 at January 1, 2019 and the consolidation of AGT and CIG, partially offset by the deconsolidation of Grivalia Properties and the reclassification of other assets at European Run-off to assets held for sale.

Accounts payable and accrued liabilities increased by $1,794.1 to $4,814.1 at December 31, 2019 from $3,020.0 at December 31, 2018 primarily due to the recognition of lease liabilities on adoption of IFRS 16 at January 1, 2019 and the consolidation of AGT and CIG, partially offset by the deconsolidation of Grivalia Properties and the reclassification of accounts payable and accrued liabilities at European Run-off to liabilities associated with assets held for sale.

Insurance contract payables increased by $587.9 to $2,591.0 at December 31, 2019 from $2,003.1 at December 31, 2018 primarily reflecting increased payables to reinsurers for premiums ceded at Allied World and Brit.

Provision for losses and loss adjustment expenses decreased by $581.5 to $28,500.2 at December 31, 2019 from $29,081.7 at December 31, 2018 primarily reflecting the reclassification of provision for losses and loss adjustment expenses at European Run-off to liabilities associated with assets held for sale and net favourable prior year reserve development (principally at Odyssey Group, Zenith National, Northbridge and Brit), partially offset by increased business volume (principally at Odyssey Group, Crum & Forster and Northbridge) and strengthening of the Canadian dollar relative to the U.S. dollar (principally at Northbridge).

Non-controlling interests decreased by $721.3 to $3,529.1 at December 31, 2019 from $4,250.4 at December 31, 2018 primarily reflecting the deconsolidation of Grivalia Properties ($466.2), dividends paid to minority shareholders ($175.8), other net changes in capitalization ($131.7), and non-controlling interests' share of net loss ($32.9), partially offset by the consolidation of AGT and CIG. For further details on other net changes in capitalization refer to note 16 (Total Equity) and note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2019.

Comparison of 2018 to 2017 – Total assets increased to $64,372.1 at December 31, 2018 from $64,090.1 at December 31, 2017 primarily reflecting the acquisitions Toys "R" Us Canada and Dexterra, partially offset by the deconsolidation of Quess pursuant to the transactions described in note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2019.

    Provision for Losses and Loss Adjustment Expenses

Since 1985, in order to ensure so far as possible that the company's provision for losses and loss adjustment expenses ("LAE") (often called "loss reserves" or "provision for claims") is adequate, management has established procedures so that the provision for losses and loss adjustment expenses at the company's insurance and reinsurance operations and Run-off are subject to several reviews. The reserves are reviewed separately by, and must be acceptable to, internal actuaries at each operating company and the company's Chief Actuary. Additionally, independent actuaries are periodically engaged to review an operating company's reserves or reserves for certain lines of business.

The tables below present the company's gross provision for losses and loss adjustment expenses by reporting segment and line of business at December 31:

2019

	Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Operating companies	Run-off(1)	Corporate and Other	Consolidated
Property	332.8	1,772.2	157.7	18.2	716.8	1,170.0	104.6	1,079.1	5,351.4	107.1	–	5,458.5
Casualty	1,571.4	3,887.4	3,248.2	1,063.4	2,809.8	6,172.1	170.8	574.8	19,497.9	1,606.7	–	21,104.6
Specialty	62.8	353.0	91.8	6.9	709.3	297.1	147.1	266.2	1,934.2	2.9	–	1,937.1

	1,967.0	6,012.6	3,497.7	1,088.5	4,235.9	7,639.2	422.5	1,920.1	26,783.5	1,716.7	–	28,500.2
Intercompany	9.9	145.9	50.3	–	50.5	33.5	1.5	151.7	443.3	515.5	(958.8)	–

Provision for losses and LAE	1,976.9	6,158.5	3,548.0	1,088.5	4,286.4	7,672.7	424.0	2,071.8	27,226.8	2,232.2	(958.8)	28,500.2

(1)
Excludes European Run-off's gross provision for losses and loss adjustment expenses that are included in liabilities associated with assets held for sale on the consolidated balance sheet at December 31, 2019. See note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2019.

2018

	Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Operating companies	Run-off	Corporate and Other	Consolidated
Property	297.0	1,585.5	137.4	19.6	844.5	1,270.1	105.3	732.4	4,991.8	119.6	–	5,111.4
Casualty	1,467.6	3,746.4	3,117.0	1,123.6	2,643.2	6,021.1	165.2	737.9	19,022.0	2,775.7	–	21,797.7
Specialty	52.3	322.5	110.7	7.4	777.3	348.4	107.4	333.0	2,059.0	113.6	–	2,172.6

	1,816.9	5,654.4	3,365.1	1,150.6	4,265.0	7,639.6	377.9	1,803.3	26,072.8	3,008.9	–	29,081.7
Intercompany	3.4	144.7	87.9	–	51.3	13.9	1.5	106.1	408.8	775.4	(1,184.2)	–

Provision for losses and LAE	1,820.3	5,799.1	3,453.0	1,150.6	4,316.3	7,653.5	379.4	1,909.4	26,481.6	3,784.3	(1,184.2)	29,081.7

In the ordinary course of carrying on business, the company's insurance and reinsurance and Run-off operations may pledge their own assets as security for their own obligations to pay claims or to make premium (and accrued interest) payments. Circumstances where assets may be pledged (either directly or to support letters of credit) include: regulatory deposits (such as with U.S. states for workers' compensation business); deposits of funds at Lloyd's in support of London market underwriting; and by a non-admitted company under U.S. insurance regulations as security for claims assumed or to support funds withheld obligations. Generally, the pledged assets are released as the underlying payment obligation is fulfilled. Cash and investments pledged by the company's subsidiaries at December 31, 2019 of $5.8 billion, as described in note 5 (Cash and Investments) to the consolidated financial statements for the year ended December 31, 2019, represented the aggregate amount at that date that had been pledged in the ordinary course of business to support each pledging subsidiary's respective obligations (these pledges do not involve the cross-collateralization by one subsidiary of another subsidiary's obligations).

Claims provisions are established by the company's primary insurance companies using the case method when claims are initially reported. The provisions are subsequently adjusted as additional information on the estimated ultimate amount of a claim becomes known during the course of its settlement. The company's reinsurance companies rely on initial and subsequent premium and loss information received from ceding companies to establish estimates of their provisions for claims. In determining the provision to cover the estimated ultimate liability for all of the company's insurance and reinsurance obligations, a provision is also made for management's calculation of factors affecting the future development of claims including incurred but not reported claims based on the volume of business currently in force, the historical experience on claims and potential changes, such as changes in the underlying book of business, in law and in cost factors.

As time passes, more information about the claims becomes known and provision estimates are consequently adjusted upward or downward. Because of the various elements of estimation encompassed in this process, and the time it takes to settle many of the more substantial claims, several years may be required before a meaningful comparison of actual losses to the original estimates of provision for claims can be developed.

The development of the provision for claims is often measured as the difference between estimates of reserves as of the initial year-end and the re-estimated reserves at each subsequent year-end. This is based on actual payments in full or partial settlement of claims, plus re-estimates of the reserves required for claims still open or claims still unreported. Favourable development (or redundancies) means that subsequent reserve estimates are lower than originally indicated, while unfavourable development (or deficiencies) means that the original reserve estimates were lower than subsequently indicated. The net favourable reserve development in the two tables that follow excludes the loss reserve development of a subsidiary in the year it is acquired. In the second table below, a subsidiary's provision for claims balance at December 31 in the year of acquisition is included in the line "Provision for claims of companies acquired during the year at December 31", whereas the net favourable reserve development as set out in the Sources of Net Earnings section of this MD&A and in the consolidated statement of earnings includes the loss reserve development of a subsidiary from its acquisition date.

Aggregate net favourable development for the years ended December 31 were comprised as shown in the following table:

Insurance and Reinsurance	2019	2018
	Favourable/(Unfavourable)
Northbridge	67.1	106.7
Odyssey Group	229.6	345.7
Crum & Forster	6.2	3.9
Zenith National	82.1	85.3
Brit	46.5	99.3
Allied World	(32.0)	96.6
Fairfax Asia	28.3	24.4
Other(1)	51.8	26.9

Operating companies	479.6	788.8
Run-off	(150.5)	(208.4)

Net favourable development	329.1	580.4

(1)
Excludes net favourable development of companies acquired during the year: Fairfax Ukraine ($0.2) in 2019 and SouthBridge Uruguay ($0.2) in 2018.

Changes in provision for losses and loss adjustment expenses recorded on the consolidated balance sheets and the related impact on unpaid claims and loss adjustment expenses for the years ended December 31 were as shown in the following table:

Reconciliation of Provision for Claims – Consolidated

	2019	2018	2017	2016	2015
Provision for claims at January 1 – net	22,614.6	22,412.4	16,289.4	16,596.3	14,378.2
Foreign exchange effect	69.7	(444.6)	463.3	(103.7)	(559.3)
Losses on claims for claims occurring:
In the current year	8,982.3	8,505.4	6,192.9	5,286.9	4,307.0
In the prior years – net favourable development	(329.1)	(580.4)	(454.6)	(573.7)	(467.5)
Paid on claims during the year related to:
The current year	(2,293.8)	(2,034.8)	(1,691.3)	(1,304.5)	(1,055.3)
The prior years	(5,927.8)	(5,777.2)	(3,876.8)	(3,695.2)	(2,688.4)
Provision for claims of companies acquired and reinsurance transactions during the year, at December 31	32.7	533.8	5,725.0	83.3	2,681.6
Divestiture of subsidiary	–	–	(235.5)	–	–
Liabilities associated with assets held for sale(1)	(1,590.2)	–	–	–	–

Provision for claims at December 31 before the undernoted	21,558.4	22,614.6	22,412.4	16,289.4	16,596.3
CTR Life(2)	7.0	8.0	8.7	12.8	14.2

Provision for claims at December 31 – net	21,565.4	22,622.6	22,421.1	16,302.2	16,610.5
Reinsurers' share of provision for claims at December 31	6,934.8	6,459.1	6,189.7	3,179.6	3,205.9

Provision for claims at December 31 – gross	28,500.2	29,081.7	28,610.8	19,481.8	19,816.4

(1)
European Run-off's reinsurance recoverables and provision for losses and loss adjustment expenses are included in assets held for sale and liabilities associated with assets held for sale respectively on the consolidated balance sheet at December 31, 2019. See note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2019.

(2)
Guaranteed minimum death benefit retrocessional business written by Compagnie Transcontinentale de Réassurance ("CTR Life"), a wholly owned subsidiary of the company that was transferred to Wentworth and placed into run-off in 2002.

The foreign exchange effect of change in provision for claims in 2019 primarily reflected the strengthening of the Canadian dollar and the British pound relative to the U.S. dollar (principally at Northbridge, Odyssey Group and Brit). The company generally manages foreign currency risk on claims liabilities by investing in financial instruments and other assets denominated in the same currency as the liabilities to which they relate.

The company endeavours to establish adequate provisions for losses and loss adjustment expenses at the original valuation date, with the objective of achieving net favourable prior period reserve development at subsequent valuation dates. The reserves will always be subject to upward or downward development in the future and future development could be significantly different from the past due to many unknown factors.

Available on Fairfax's website (www.fairfax.ca) in the Annual Financial Supplement for the year ended December 31, 2019 are tables that show the historical reserve reconciliation and the reserve development of Northbridge, Odyssey Group, Crum & Forster, Zenith National, Brit, Allied World, Fairfax Asia and Insurance and Reinsurance – Other (comprised of Group Re, Bryte Insurance, Advent, Fairfax Latin America and Fairfax Central and Eastern Europe), and Run-off's reconciliation of provision for claims.

    Asbestos, Pollution and Other Latent Hazards

  General Discussion

The company's insurance contract liabilities include estimates for exposure to asbestos claims, environmental pollution and other types of latent hazard claims (collectively "APH exposures").

A number of the company's subsidiaries wrote general liability policies and reinsurance prior to their acquisition by Fairfax under which policyholders continue to present asbestos-related injury claims. Substantially all of the company's exposure to asbestos losses are now under the management of Run-off. The vast majority of these claims are presented under policies written many years ago. There is a great deal of uncertainty surrounding these types of claims, which affects the ability of insurers and reinsurers to estimate the amount of unpaid claims and related settlement expenses. These claims differ from most other types of claims because legal precedent is inadequate to determine what coverage obligations attach and which, if any, policy years and insurers/reinsurers may be liable. These uncertainties are exacerbated by judicial rulings and legislation that have undermined the clear and express intent of the insurer and policyholder and expanded theories of liability. Further, asbestos litigation itself continues to be an imperfect process for resolving asbestos claims fairly and cost effectively. The insurance industry is engaged in extensive litigation over these coverage and liability issues and thus confronts continuing uncertainty in its efforts to quantify asbestos exposures.

The company also faces claims exposure related to environmental pollution and bodily injury allegedly from exposure to potentially harmful products or substances such as pharmaceutical products, chemical products, lead-based pigments and talc. Other latent injury claims arise from insureds' alleged responsibility for sports head trauma, sexual molestation, and opioid addiction. The potential exposure associated with sexual molestation claims has increased based on several developments including heightened awareness and investigation into past abuse, high profile claims and, most significantly, efforts by legislative bodies to abolish or revise statute of limitations to support alleged victims seeking redress through litigation. Methyl tertiary butyl ether ("MTBE") contamination of underground water supplies was a significant potential health hazard, and while the company has resolved most of its potential MTBE exposures, some exposure lingers. The company is monitoring the emergence of water and soil contamination claims involving perfluorinated chemicals ("PFCs") which are a group of compounds widely used in water and stain resistant products, as well as firefighting materials. Although still a risk due to occasional unfavourable court decisions, lead pigment bodily injury litigation has had some favourable underlying litigation developments resulting in this hazard presenting less of a risk to the company. Additionally, the company is evaluating a recent court decision finding certain paint manufacturers liable for the presence of and abatement of lead paint in residential structures based on those manufacturers' advertising practices decades ago. The company continues to monitor an emerging body of claims by women who claim bodily injury from exposure to talc as an ingredient of consumer products such as powders and cosmetics. Many such claims have alleged the talc in these products caused ovarian cancer; other claims assert the talc was contaminated with asbestos which caused ovarian cancer or other more typical asbestos injury such as mesothelioma. Since 2016, a number of large talc verdicts have been awarded against a number of defendants. However, there also have been developments in defendants' favour, as there have been several defense verdicts, the most significant plaintiff trial verdicts have been appealed, and those appeals that have concluded have been largely favorable to the defendants. Whether other latent injury claims will develop into material exposures to the company is yet to be determined due to the lack of developed scientific proof of causation and significant questions around coverage.

  Asbestos Claims Discussion

Tort reform in the first decade of the millennium, both legislative and judicial, had a significant impact on the asbestos litigation landscape. The majority of claims now being filed and litigated continue to be mesothelioma and lung cancer claims. With unimpaired and non-malignant claims brought much less frequently and in few jurisdictions, the litigation industry has focused on the more seriously injured plaintiffs, and the number of mesothelioma cases has not tailed off as expected. Though there are fewer cases overall, the average number of defendants named in each case continues to rise, and each year more defendants not previously sued for asbestos liability are named in lawsuits. Furthermore, plaintiffs' firms in the asbestos litigation continue to push for an increase in the settlement values of asbestos cases involving malignancies. This is a trend the insurance industry continues to resist. Defense costs continue to be a significant driver of the liability as well as the malignancy cases often are more heavily litigated and because the asbestos litigation process and practices in the U.S. continue to be inefficient, in particular with respect to the continued over-naming of defendants in the litigation. Another battleground for the industry. Asbestos trial results have been mixed, with both plaintiff and defense verdicts having been rendered in courts throughout the U.S. Some plaintiffs continue to focus their efforts on maximizing their recoveries in the U.S. tort system from solvent defendants by heavily emphasizing their exposure to these defendants' products and operations, however limited that exposure may have been. Separately, these plaintiffs often also seek to recover from the trusts established in prior bankruptcies of asbestos defendants based on alleged exposures not identified in the tort system, resulting in a disproportionate shift in financial responsibility from large bankrupt entities to solvent peripheral defendants. The company continues to implement strategies and initiatives to address these issues and will prudently evaluate and adjust its asbestos reserves as necessary as the litigation landscape continues to evolve. As set out in the table that follows, during 2019 the company strengthened asbestos reserves by $135.4, or 11.1% (2018 – $138.6 or 10.7%) of the provision for asbestos claims and ALAE at January 1, 2019.

In October 2019, A.M. Best Company issued its Market Segment Report for Asbestos and Environmental where it maintained its estimate of net ultimate asbestos losses in the U.S. property and casualty industry at $100 billion, noting asbestos losses have not slowed down since A.M. Best boosted its estimate to this level in its 2016 report which cited "an unstable environment faced with evolving litigation, increasing secondary exposure cases, and an increase in life expectancy." The company continues to see in the Run-off portfolio some of the underlying litigation factors A.M. Best cites. The policyholders with the most significant asbestos exposure continue to be defendants who manufactured, distributed or installed asbestos products on a nationwide basis. The Run-off portfolio is exposed to these risks and face the majority of the direct asbestos exposure within the company. While these insureds are relatively small in number, asbestos exposures for such entities have increased over the past decade due to the rising volume of claims, the erosion of underlying limits, and the bankruptcies of target defendants. In addition, less prominent or "peripheral" defendants, including a mix of manufacturers, distributors, and installers of asbestos-containing products, as well as premises owners continue to be named as defendants. For the most part, these are regional, rather than nationwide defendants. Reinsurance contracts entered into before 1984 also continue to present exposure to asbestos.

Reserves for asbestos cannot be estimated using traditional loss reserving techniques that rely on historical accident year loss development factors. As each insured presents different liability and coverage issues, the company evaluates its asbestos exposure on an insured-by-insured basis. Since the mid-1990's the company has utilized a sophisticated methodology that draws upon company experience and asbestos claim data sets to assess asbestos liabilities on reported claims. The methodology utilizes a ground-up, exposure-based analysis that constitutes the industry "best practice". In conjunction with the exposure based analysis, the company also uses aggregate industry methods when setting its overall asbestos reserves.

Following is an analysis of the company's gross and net loss and ALAE reserves from U.S. asbestos exposures for the years ended December 31:

	2019		2018
	Gross	Net	Gross	Net
Asbestos
Provision for asbestos claims and ALAE at January 1	1,217.9	995.3	1,292.1	1,033.3
Asbestos losses and ALAE incurred during the year	135.4	114.8	138.6	114.3
Asbestos losses and ALAE paid during the year	(164.0)	(138.4)	(233.2)	(170.1)
Provisions for asbestos losses and ALAE for acquisitions at December 31(1)	–	–	20.4	17.8
Liabilities associated with assets held for sale(2)	(114.7)	(111.2)	–	–

Provision for asbestos claims and ALAE at December 31	1,074.6	860.5	1,217.9	995.3

(1)
Comprised primarily of the reinsurance component of the RiverStone (UK) acquisition transactions as described in the Run-off section of this MD&A.

(2)
European Run-off's reinsurance recoverables and provision for losses and loss adjustment expenses are included in assets held for sale and liabilities associated with assets held for sale respectively on the consolidated balance sheet at December 31, 2019. See note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2019.

  Summary

Management believes that the asbestos reserves reported at December 31, 2019 are reasonable estimates of the ultimate remaining liability for these claims based on facts currently known, the present state of the law and coverage litigation, current assumptions, and the reserving methodologies employed. These asbestos reserves are monitored by management and regularly reviewed by actuaries. To the extent that future social, scientific, economic, legal, or legislative developments alter the volume of claims, the liabilities of policyholders, the original intent of the policies and the ability to recover reinsurance, adjustments to loss reserves may emerge in future periods.

    Recoverable from Reinsurers

The company's subsidiaries purchase reinsurance to reduce their exposure on insurance and reinsurance risks they underwrite. Credit risk associated with reinsurance is managed through adherence to internal reinsurance guidelines whereby the company's ongoing reinsurers generally must have high A.M. Best and/or Standard & Poor's financial strength ratings and maintain capital and surplus exceeding $500.0. Most of the recoverable from reinsurance balances rated B++ and lower were inherited by the company on acquisition of a subsidiary.

Recoverable from reinsurers of $9,155.8 on the consolidated balance sheet at December 31, 2019 consisted of future recoverable amounts from reinsurers on unpaid claims ($6,956.7), reinsurance receivable on paid losses ($776.9) and the unearned portion of premiums ceded to reinsurers ($1,583.7), net of provision for uncollectible balances ($161.5). Recoverables from reinsurers on unpaid claims increased by $474.4 to $6,956.7 at December 31, 2019 from $6,482.3 at December 31, 2018, primarily reflecting an increase at Allied World (due to higher business volumes and increased use of reinsurance) and Fairfax Latam (reflecting losses ceded to reinsurers related to the Chilean Riots), partially offset by the reclassification of reinsurance recoverables at European Run-off to assets held for sale as described in note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2019.

The following table presents the company's top 25 reinsurance groups (ranked by gross recoverable from reinsurers) at December 31, 2019, which represented 83.1% (December 31, 2018 – 83.1%) of gross recoverable from reinsurers.

Reinsurance group	Principal reinsurers	A.M. Best rating (or S&P equivalent)(1)	Gross recoverable from reinsurers(2)	Net unsecured recoverable from reinsurers(3)
Munich	Munich Reinsurance Company	A+	1,320.8	1,127.7
Swiss Re	Swiss Reinsurance America Corporation	A+	968.0	959.2
AIG	New Hampshire Insurance Company	A	929.1	915.4
Lloyd's	Lloyd's	A	590.2	587.3
Everest	Everest Reinsurance (Bermuda), Ltd	A+	458.7	375.4
Markel	Markel Global Reinsurance Company	A	404.0	239.2
HDI	Hannover Rück SE	A+	333.2	324.9
Axis	Axis Reinsurance Company	A+	326.6	316.7
Berkshire Hathaway	General Reinsurance Corporation	A++	240.5	239.9
RenaissanceRe	Renaissance Reinsurance U.S. Inc	A+	234.8	205.1
EXOR	Partner Reinsurance Company of the U.S.	A+	204.2	198.0
Risk Management Agency	Federal Crop Insurance Corporation	NR	178.3	178.3
Alleghany	Transatlantic Reinsurance Company	A+	175.7	173.4
SCOR	SCOR Reinsurance Company	A+	165.4	164.3
Liberty Mutual	Liberty Mutual Insurance Company	A	164.6	164.3
AXA	XL Reinsurance America Inc	A+	145.6	137.1
Arch Capital	Arch Reinsurance Company	A+	138.3	133.9
Sompo Holdings	Endurance Assurance Corporation	A+	132.9	131.4
WR Berkley	Berkley Insurance Company	A+	121.5	118.7
Singapore Re	Singapore Reinsurance Corporation Ltd	A-	99.5	99.5
Aspen	Aspen Insurance UK Limited	A	95.0	95.0
IRB	IRB – Brasil Resseguros S.A.	A	82.9	79.1
DARAG Group	DARAG Guernsey Limited	NR	80.2	–
QBE	QBE Reinsurance Corporation	A	76.1	75.4
Tokio Marine	Safety National Casualty Corporation	A+	73.1	72.4

Top 25 reinsurance groups			7,739.2	7,111.6
Other reinsurers			1,578.1	1,175.5

Gross recoverable from reinsurers			9,317.3	8,287.1
Provision for uncollectible reinsurance			(161.5)	(161.5)

Recoverable from reinsurers			9,155.8	8,125.6

(1)
Financial strength rating of principal reinsurer (or of the group, if principal reinsurer is not rated).

(2)
Excludes specific provisions for uncollectible reinsurance.

(3)
Net of outstanding balances for which security was held, and excludes specific provisions for uncollectible reinsurance.

The following table presents recoverable from reinsurers of $9,155.8 at December 31, 2019 separately for the insurance and reinsurance and run-off operations, according to the financial strength rating of the reinsurers. Shown separately are pools and associations, which generally consist of government or similar insurance funds carrying limited credit risk. At December 31, 2019 approximately 5.3% of recoverable from reinsurers related to Run-off operations compared to 7.2% at December 31, 2018, with the decrease primarily reflecting the classification of European Run-off as held for sale at December 31, 2019.

	Insurance and Reinsurance			Run-off(1)			Consolidated
A.M. Best rating (or S&P equivalent)	Gross recoverable from reinsurers	Balance for which security is held	Net unsecured recoverable from reinsurers	Gross recoverable from reinsurers	Balance for which security is held	Net unsecured recoverable from reinsurers	Gross recoverable from reinsurers	Balance for which security is held	Net unsecured recoverable from reinsurers
A++	292.6	28.5	264.1	64.5	0.3	64.2	357.1	28.8	328.3
A+	4,785.8	342.4	4,443.4	220.1	9.5	210.6	5,005.9	351.9	4,654.0
A	2,449.8	96.3	2,353.5	117.9	9.7	108.2	2,567.7	106.0	2,461.7
A-	213.8	8.9	204.9	3.9	0.8	3.1	217.7	9.7	208.0
B++	17.0	0.3	16.7	1.1	0.9	0.2	18.1	1.2	16.9
B+	1.6	0.4	1.2	2.3	–	2.3	3.9	0.4	3.5
B or lower	11.0	1.4	9.6	–	–	–	11.0	1.4	9.6
Not rated	741.8	471.0	270.8	199.3	53.3	146.0	941.1	524.3	416.8
Pools and associations	188.8	6.5	182.3	6.0	–	6.0	194.8	6.5	188.3

	8,702.2	955.7	7,746.5	615.1	74.5	540.6	9,317.3	1,030.2	8,287.1
Provision for uncollectible reinsurance	(28.1)		(28.1)	(133.4)		(133.4)	(161.5)		(161.5)

Recoverable from reinsurers	8,674.1		7,718.4	481.7		407.2	9,155.8		8,125.6

(1)
Excludes European Run-off's gross recoverable from reinsurers of $260.0 (of which security is held for $26.5) that is included in assets held for sale on the consolidated balance sheet at December 31, 2019. See note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2019.

To support recoverable from reinsurers balances, the company had the benefit of letters of credit or trust funds totaling $1,030.2 at December 31, 2019 as follows:

  •
  for reinsurers rated A – or better, security of $496.4 against outstanding reinsurance recoverables of $8,148.4;

  •
  for reinsurers rated B++ or lower, security of $3.0 against outstanding reinsurance recoverables of $33.0;

  •
  for unrated reinsurers, security of $524.3 against outstanding reinsurance recoverables of $941.1; and

  •
  for pools and associations, security of $6.5 against outstanding reinsurance recoverables of $194.8.

In addition to the above security arrangements, Lloyd's is also required to maintain funds in Canada and the United States that are monitored by the applicable regulatory authorities in those jurisdictions.

Substantially all of the provision for uncollectible reinsurance of $161.5 at December 31, 2019 related to net unsecured reinsurance recoverable of $446.8 from reinsurers rated B++ or lower, including those that are not rated (which excludes pools and associations).

Based on the preceding analysis of the company's recoverable from reinsurers, and on the credit risk analysis performed by the company's reinsurance security department as described below, the company believes that its provision for uncollectible reinsurance is reasonable for all incurred losses arising from uncollectible reinsurance at December 31, 2019.

The company's reinsurance security staff, with their expertise in analyzing and managing credit risk, are responsible for the following with respect to recoverable from reinsurers: evaluating the creditworthiness of all reinsurers and recommending to the company's reinsurance committee those reinsurers which should be included on the list of approved reinsurers; on a quarterly basis, monitoring the reinsurance recoverable by reinsurer, by operating company and in aggregate, and recommending the appropriate provision for uncollectible reinsurance; and pursuing collections from, and global commutations with, reinsurers which are either impaired or considered to be financially challenged.

The insurance and reinsurance companies purchase reinsurance to achieve various objectives including protection from catastrophic financial loss resulting from a single event, such as the total loss of a large manufacturing plant from a fire, protection against the aggregation of many smaller claims resulting from a single event, such as an earthquake or major hurricane, that may affect many policyholders simultaneously and generally to protect capital by limiting loss exposure to acceptable levels. Consolidated net earnings included the pre-tax benefit of ceded reinsurance of $323.4 (2018 – $398.2). The consolidated pre-tax impact of ceded reinsurance was comprised as follows: reinsurers' share of premiums earned (see tables which follow this paragraph); commissions earned on reinsurers' share of premiums earned of $652.3 (2018 – $567.4); losses on claims ceded to reinsurers of $3,069.6 (2018 – $2,774.4); and provision for uncollectible reinsurance of $17.2 (2018 – $8.2).

Year ended December 31, 2019

	Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World(1)	Fairfax Asia	Other	Operating companies	Run-off	Inter- company	Consolidated
Reinsurers' share of premiums earned	170.6	385.4	490.2	11.7	607.8	1,194.1	203.2	544.2	3,607.2	76.1	(302.0)	3,381.3
Pre-tax benefit (cost) of ceded reinsurance	(21.3)	57.6	41.5	(12.5)	(156.6)	(81.2)	(35.0)	306.6	99.1	177.2	47.1	323.4
(1)
Allied World includes reinsurers' share of premiums earned of $90.1 and pre-tax cost of ceded reinsurance of $24.7 related to the Allied World loss portfolio transfer as described in the Allied World section of this MD&A.

Year ended December 31, 2018

	Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit(1)	Allied World	Fairfax Asia	Other(2)	Operating companies	Run-off	Inter- company(1)(2)	Consolidated
Reinsurers' share of premiums earned	143.9	387.9	383.0	11.1	724.9	922.4	180.1	642.3	3,395.6	5.4	(465.6)	2,935.4
Pre-tax benefit (cost) of ceded reinsurance	(38.7)	234.2	86.4	(8.8)	43.7	7.8	(13.1)	96.3	407.8	26.3	(35.9)	398.2
(1)
Brit includes reinsurers' share of premiums earned of $174.4 and pre-tax cost of ceded reinsurance of $4.0 related to the intercompany Brit reinsurance transaction with Run-off as described in the Brit section of this MD&A.

(2)
Other includes reinsurers' share of premiums earned of $79.3 and pre-tax benefit of ceded reinsurance of $2.4 related to the intercompany Advent reinsurance transaction with Run-off as described in the Run-off section of this MD&A.

Reinsurers' share of premiums earned increased to $3,381.3 in 2019 from $2,935.4 in 2018, primarily reflecting increases at Crum & Forster (due to higher business volumes), Brit (excluding the intercompany Brit reinsurance transaction, increased due to greater use of third party reinsurance) and Allied World (due to higher business volumes and cession rates, and premiums ceded in the Allied World loss portfolio transfer).

Commissions earned on reinsurers' share of premiums earned increased to $652.3 in 2019 from $567.4 in 2018, primarily due to increases at Allied World (commensurate with the increase in reinsurers' share of premiums earned) and Odyssey Group (reflecting higher commission income in its U.S. crop and financial products lines of business).

Reinsurers' share of losses on claims increased to $3,069.6 in 2019 from $2,774.4 in 2018, primarily reflecting increases at Fairfax Latam (reflecting losses ceded to reinsurers related to the Chilean Riots), Allied World (reflecting adverse prior year development on ceded reserves in 2019 compared to favourable prior year development in 2018, higher business volumes and cession rates and the impact of the Allied World loss portfolio transfer in 2019) and European Run-off (reflecting reinsurers' share of the losses assumed pursuant to the first quarter 2019 reinsurance transaction described in the Run-off section of this MD&A). This was partially offset by a decrease in reinsurers' share of losses on claims at Brit (reflecting favourable prior year development on ceded reserves in 2019 compared to adverse prior year development in 2018) and lower current period catastrophe losses ceded to reinsurers at Odyssey Group, Allied World and Brit. The company recorded net provisions for uncollectible reinsurance of $17.2 in 2019 (2018 – $8.2).

The use of reinsurance in 2019 decreased cash provided by operating activities by approximately $626 (2018 – $455) primarily reflecting the timing of premiums paid to reinsurers in each of 2019 and 2018 which was earlier than the collection of reinsurance on claims paid.

Investments

    Hamblin Watsa Investment Counsel Ltd.

Hamblin Watsa Investment Counsel Ltd. ("Hamblin Watsa") is a wholly owned subsidiary of the company that serves as the investment manager for the holding company, its insurance and reinsurance operations and run-off companies, and Fairfax India and Fairfax Africa. Following a long term value-oriented investment philosophy with primary emphasis on the preservation of invested capital, Hamblin Watsa looks for investments with a margin of safety by conducting thorough proprietary analysis of investment opportunities and markets, assessing the financial strength of issuers, identifying attractively priced securities selling at discounts to intrinsic value and hedging risks where appropriate. Hamblin Watsa is opportunistic and disciplined in seeking undervalued securities in the market, often investing in out-of-favour securities when sentiment is negative, and maintaining a large proportion of its investment portfolio in cash and cash equivalents when it perceives markets to be over-valued.

Hamblin Watsa generally operates as a separate investment management entity, with the company's Chief Executive Officer and one other corporate officer serving as members of Hamblin Watsa's investment committee. This investment committee is responsible for making all investment decisions, subject to relevant regulatory guidelines and constraints, and oversight by Hamblin Watsa management. The company's Board of Directors, management, insurance and reinsurance operations and run-off companies, and Fairfax India and Fairfax Africa are kept apprised of significant investment decisions by Hamblin Watsa through the financial reporting process and periodic presentations by Hamblin Watsa management.

    Overview of Investment Performance

Investments at their year end carrying values (including at the holding company) for the company's first year and for the past ten years are presented in the following table. Included in bonds are U.S. treasury bond forward contracts, CPI-linked derivatives and credit default swaps and included in common stocks are investments in associates and equity derivatives.

Year(1)	Cash and short term investments	Bonds(2)	Preferred stocks	Common stocks	Real estate(3)	Total investments(4)	Investments per share ($)(5)
1985	6.4	14.1	1.0	2.5	–	24.0	4.80
--
2010	4,073.4	13,353.5	627.3	5,095.3	150.5	23,300.0	1,139.07
2011	6,899.1	12,074.7	608.3	4,448.8	291.6	24,322.5	1,193.70
2012	8,085.4	11,545.9	651.4	5,397.6	413.9	26,094.2	1,288.89
2013	7,988.0	10,710.3	764.8	4,951.0	447.5	24,861.6	1,172.72
2014	6,428.5	12,660.3	520.6	5,968.1	615.2	26,192.7	1,236.90
2015	7,368.7	14,905.0	116.9	6,124.4	501.1	29,016.1	1,306.22
2016	11,214.4	10,358.3	70.6	6,281.1	506.3	28,430.7	1,231.11
2017(6)	19,186.2	10,392.5	299.6	9,014.1	363.0	39,255.4	1,414.55
2018	7,423.8	20,727.3	264.6	9,738.1	686.8	38,840.6	1,425.97
2019(7)	10,652.2	16,499.9	582.9	10,539.5	730.1	39,004.6	1,453.71
(1)
IFRS basis for 2010 to 2019; Canadian GAAP basis for 2009 and prior. Under Canadian GAAP, investments were generally carried at cost or amortized cost in 2006 and prior.

(2)
Includes the company's investment in other funds with a carrying value of $175.6 at December 31, 2019 (December 31, 2018 – $150.3, December 31, 2017 – $90.9, December 31, 2016 – $157.1, December 31, 2015 – $1,094.0) that are invested principally in fixed income securities.

(3)
Includes the company's equity accounted investments in KWF LPs, and Grivalia Properties prior to its consolidation effective July 4, 2017. Grivalia Properties was deconsolidated upon its merger into Eurobank on May 17, 2019 as described in note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2019. Eurobank is included in common stocks in the table above.

(4)
Comprised of holding company cash and investments and portfolio investments, net of short sale and derivative obligations (commencing in 2004), as presented on the consolidated balance sheet.

(5)
Total investments divided by the number of common shares effectively outstanding as presented in the consolidated financial statements.

(6)
Increase primarily related to Allied World's investment portfolio of $7,918.8, which the company commenced consolidating on July 6, 2017.

(7)
Excludes European Run-off's portfolio investments that were included in assets held for sale on the consolidated balance sheet at December 31, 2019. See note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2019.

Investments per share increased by $27.74 to $1,453.71 at December 31, 2019 from $1,425.97 at December 31, 2018 primarily reflecting the factors that increased investments described under the heading "Components of Consolidated Balance Sheets" in this MD&A and the impact of the company's net purchases of its common shares for treasury (for use in its share-based payment awards) and for cancellation (pursuant to normal course issuer bids). The company's common shares effectively outstanding decreased to 26,831,069 at December 31, 2019 from 27,237,947 at December 31, 2018. Since 1985, investments per share has compounded at a rate of 18.3% per year, including the impact of acquisitions.

    Interest and Dividends

The majority of interest and dividends is earned by the insurance and reinsurance operations and run-off companies. Interest and dividends on holding company cash and investments was $29.3 in 2019 (2018 – $30.0) prior to giving effect to total return swap income of $3.6 (2018 – $7.8). Interest and dividends earned in the company's first year and for the past ten years is presented in the following table. The company calculates a pre-tax and after-tax interest and dividends yield on average investments at carrying value to determine the return earned on investments during the holding period prior to realization of capital gains or losses.

		Interest and dividends
	Average	Pre-tax			After-tax
Year(1)	Investments at carrying value(2)	Amount(3)	Yield(4) (%)	Per share(5) ($)	Amount(3)	Yield(4) (%)	Per share(5) ($)
1986	46.3	3.4	7.34	0.70	1.8	3.89	0.38
--
2010	22,270.2	711.5	3.20	34.82	490.9	2.20	24.02
2011	23,787.5	705.3	2.97	34.56	505.7	2.13	24.78
2012	25,185.2	409.3	1.63	19.90	300.8	1.19	14.63
2013	25,454.7	376.9	1.48	18.51	277.0	1.09	13.60
2014	25,527.2	403.8	1.58	18.70	296.8	1.16	13.74
2015	27,604.4	512.2	1.86	22.70	376.5	1.36	16.69
2016	28,723.4	555.2	1.93	24.12	408.1	1.42	17.73
2017	33,843.1	559.0	1.65	21.42	410.9	1.21	15.74
2018	39,048.0	783.5	2.01	27.59	575.9	1.47	20.28
2019(6)	40,109.3	880.2	2.19	31.37	646.9	1.61	23.05
(1)
IFRS basis for 2010 to 2019; Canadian GAAP basis for 2009 and prior. Under Canadian GAAP, investments were generally carried at cost or amortized cost in 2006 and prior. All amounts in the table are calculated using information presented in the consolidated financial statements.

(2)
Investments at carrying value is comprised of holding company cash and investments and portfolio investments, net of short sale and derivative obligations (commencing in 2004), as presented on the consolidated balance sheet. Average investments at carrying value is the simple average of investments at carrying value at the beginning and end of the year.

(3)
Pre-tax amount is as presented in the consolidated statement of earnings. After-tax amount is tax effected at the company's Canadian statutory income tax rate.

(4)
Interest and dividends, on a pre-tax and after-tax basis, expressed as a percentage of average investments at carrying value.

(5)
Based on the weighted average diluted number of common shares outstanding during the year as disclosed in the consolidated financial statements.

(6)
Average investments at carrying value and interest and dividends yield on a pre-tax and after-tax basis were calculated inclusive of European Run-off's portfolio investments included in assets held for sale on the consolidated balance sheet at December 31, 2019.

Interest and dividends increased to $880.2 in 2019 from $783.5 in 2018, primarily reflecting higher interest income from increased holdings of higher yielding, high quality U.S. corporate bonds in 2019, the reinvestment of cash and short term investments into short-dated U.S. treasury bonds and Canadian government bonds in the second half of 2018, and higher dividend income earned on common stocks, partially offset by lower interest income earned from a reduction in holdings of U.S. municipal bonds in 2018.

The company's pre-tax interest and dividends yield increased from 2.01% in 2018 to 2.19% in 2019 and the company's after-tax interest and dividends yield increased from 1.47% in 2018 to 1.61% in 2019. Prior to giving effect to the interest which accrued to reinsurers on funds withheld of $11.1 (2018 – $6.1) and total return swap income of $9.3 (2018 – $17.9), interest and dividends in 2019 of $859.8 (2018 – $759.5) produced a pre-tax yield of 2.14% (2018 – 1.95%), with the year-over-year increase primarily due to the factors described in the preceding paragraph (excluding the impact of total return swaps).

Total return swap income decreased to $9.3 in 2019 from $17.9 in 2018 primarily reflecting decreased dividend income earned on long equity total return swaps.

    Share of Profit of Associates

Share of profit of associates decreased to $169.6 in 2019 from $221.1 in 2018, principally reflecting a non-cash impairment loss of $190.6 recognized by Thomas Cook India on the non-cash spin-off of its Quess shares to its minority shareholders that was fully attributable to non-controlling interests, share of losses of Atlas Mara and Resolute (compared to share of profits in 2018), decreased share of profit of KWF LPs and increased share of loss of APR Energy, partially offset by share of a spin-off distribution gain at IIFL Holdings, increased share of profit of Eurolife, share of a significant gain at Seaspan, share of profit of AFGRI (compared to share of loss in 2018) and decreased non-cash impairment loss related to Thai Re of $7.5 in 2019 (2018 – $46.5).

Share of profit of associates by reporting segment in 2019 and 2018 were comprised as shown in the following tables:

Year ended December 31, 2019

	Insurance and Reinsurance
											Non- insurance companies	Corporate and Other
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Operating companies	Run-off			Consolidated
Insurance and reinsurance:
Eurolife	–	–	–	–	–	–	–	–	–	–	–	154.8	154.8
Gulf Insurance	–	–	–	–	–	–	–	–	–	–	–	15.4	15.4
Digit	–	–	–	–	–	–	(7.6)	–	(7.6)	–	–	–	(7.6)
Thai Re	–	(1.9)	(0.9)	(2.7)	–	–	–	–	(5.5)	(10.2)	–	0.7	(15.0)
Other	–	1.0	–	–	0.3	–	5.4	–	6.7	–	–	(7.8)	(1.1)

	–	(0.9)	(0.9)	(2.7)	0.3	–	(2.2)	–	(6.4)	(10.2)	–	163.1	146.5

Non-insurance:
IIFL Finance(1)	3.2	0.7	27.4	–	2.7	4.6	2.1	1.1	41.8	7.4	148.6	1.1	198.9
Seaspan(2)	–	15.1	9.4	1.0	7.6	22.4	–	5.2	60.7	11.4	–	11.7	83.8
KWF LPs(3)	(3.1)	56.3	0.1	–	(0.3)	–	–	–	53.0	(3.2)	–	–	49.8
Bangalore Airport	–	–	–	–	–	–	–	–	–	–	30.8	–	30.8
EXCO	6.4	6.9	0.8	0.6	2.6	–	–	2.2	19.5	1.7	–	0.4	21.6
AFGRI	–	–	–	–	–	–	–	–	–	–	19.5	–	19.5
Resolute	(0.5)	–	(0.8)	(1.3)	(0.6)	(0.4)	–	(0.3)	(3.9)	(1.0)	–	–	(4.9)
Astarta	–	(5.0)	(3.5)	(2.1)	(3.9)	–	–	(2.0)	(16.5)	(1.8)	–	(0.8)	(19.1)
Farmers Edge	(5.4)	(2.6)	(4.3)	(4.6)	(2.3)	(5.7)	–	(15.0)	(39.9)	–	–	–	(39.9)
Atlas Mara	–	–	–	–	–	–	–	–	–	–	(54.0)	–	(54.0)
APR Energy	–	(13.9)	(8.6)	(5.6)	(7.5)	(8.2)	–	(5.0)	(48.8)	(7.9)	–	(0.3)	(57.0)
Quess(4)	–	–	–	–	–	–	–	–	–	–	(183.2)	–	(183.2)
Other	0.5	(1.5)	(0.5)	(1.7)	(1.0)	0.6	–	0.1	(3.5)	(2.7)	(6.9)	(10.1)	(23.2)

	1.1	56.0	20.0	(13.7)	(2.7)	13.3	2.1	(13.7)	62.4	3.9	(45.2)	2.0	23.1

Share of profit (loss) of associates	1.1	55.1	19.1	(16.4)	(2.4)	13.3	(0.1)	(13.7)	56.0	(6.3)	(45.2)	165.1	169.6

Year ended December 31, 2018

	Insurance and Reinsurance
											Non- insurance companies	Corporate and Other
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Operating companies	Run-off			Consolidated
Insurance and reinsurance:
Eurolife	–	–	–	–	–	–	–	–	–	–	–	18.1	18.1
Gulf Insurance	–	–	–	–	–	–	–	–	–	–	–	7.3	7.3
Digit	–	–	–	–	–	–	(6.8)	–	(6.8)	–	–	–	(6.8)
Thai Re	–	(9.1)	(14.8)	(5.5)	–	–	–	–	(29.4)	(21.7)	–	(1.3)	(52.4)
Other	–	0.2	–	–	6.5	–	1.1	–	7.8	–	–	(3.7)	4.1

	–	(8.9)	(14.8)	(5.5)	6.5	–	(5.7)	–	(28.4)	(21.7)	–	20.4	(29.7)

Non-insurance:
IIFL Finance	0.7	0.1	6.3	–	1.8	1.1	0.5	0.2	10.7	0.7	33.7	0.2	45.3
Seaspan	–	–	–	–	–	–	–	8.8	8.8	–	–	–	8.8
KWF LPs	0.7	86.9	10.9	–	–	–	–	3.3	101.8	16.8	–	–	118.6
Bangalore Airport	–	–	–	–	–	–	–	–	–	–	51.1	–	51.1
EXCO	–	–	–	–	–	–	–	–	–	–	–	–	–
AFGRI	–	–	–	–	–	–	–	–	–	–	(13.2)	–	(13.2)
Resolute	7.5	–	11.8	20.3	8.7	5.8	–	4.8	58.9	15.5	–	–	74.4
Astarta	–	(3.8)	(3.2)	(2.1)	(4.7)	–	–	(1.1)	(14.9)	(0.7)	–	(0.7)	(16.3)
Farmers Edge	(6.0)	(5.4)	(4.8)	(5.1)	(2.6)	(6.4)	–	(2.4)	(32.7)	–	–	–	(32.7)
Atlas Mara	–	–	–	–	–	–	–	–	–	–	30.8	–	30.8
APR Energy	–	(2.6)	(1.6)	(1.0)	(1.1)	(1.5)	–	(0.8)	(8.6)	(1.4)	–	(0.3)	(10.3)
Quess	–	–	–	–	–	–	–	–	–	–	8.4	–	8.4
Other	3.4	(0.5)	(0.5)	(2.2)	(3.3)	(2.8)	0.1	3.9	(1.9)	(8.4)	(1.4)	(2.4)	(14.1)

	6.3	74.7	18.9	9.9	(1.2)	(3.8)	0.6	16.7	122.1	22.5	109.4	(3.2)	250.8

Share of profit (loss) of associates	6.3	65.8	4.1	4.4	5.3	(3.8)	(5.1)	16.7	93.7	0.8	109.4	17.2	221.1

See note 6 (Investments in Associates) to the consolidated financial statements for the year ended December 31, 2019 for details of transactions described below:

(1)
During 2019 the company recorded share of profit of IIFL Holdings of $172.9, reflecting its share of a gain at IIFL Holdings from the spin-offs of IIFL Wealth and IIFL Securities.

(2)
During 2019 the company recorded share of profit of Seaspan of $83.8, principally reflecting Seaspan's gain of $227.0 related to the modification of charter arrangements with one of its largest customers.

(3)
During 2019 the company recorded share of profit of a KWF LP of $57.0 (€53.6) related to the sale of investment property in Dublin, Ireland. The KWF LP was subsequently liquidated.

(4)
Prior to the non-cash spin-off of its Quess shares as a return of capital, Thomas Cook India recorded the Quess shares to be transferred to its minority shareholders at fair value and recognized a non-cash impairment loss of $190.6 that was fully attributed to non-controlling interests in 2019.

    Net Gains (Losses) on Investments

Net gains on investments of $1,716.2 in 2019 (2018 – $252.9) was comprised as shown in the following table:

	2019			2018
	Net realized gains (losses)	Net change in unrealized gains (losses)	Net gains (losses) on investments	Net realized gains (losses)	Net change in unrealized gains (losses)	Net gains (losses) on investments
Common stocks(1)	545.4	370.5	915.9	195.2	(581.4)	(386.2)
Preferred stocks – convertible	–	0.9	0.9	5.1	(2.2)	2.9
Bonds – convertible	(4.4)	5.8	1.4	20.2	(191.5)	(171.3)
Gain on disposition of associates(2)	0.7	–	0.7	138.9	–	138.9
Gain on deconsolidation of non- insurance subsidiary(3)(4)	171.3	–	171.3	889.9	–	889.9
Other equity derivatives(5)(6)(7)	79.1	110.7	189.8	76.8	(119.1)	(42.3)

Long equity exposures	792.1	487.9	1,280.0	1,326.1	(894.2)	431.9
Short equity exposures(6)	(20.7)	(37.1)	(57.8)	(248.0)	209.8	(38.2)

Net equity exposure and financial effects	771.4	450.8	1,222.2	1,078.1	(684.4)	393.7
Bonds(8)(9)	(55.2)	252.3	197.1	106.0	(144.4)	(38.4)
Preferred stocks(10)	(23.4)	396.4	373.0	(27.0)	(8.5)	(35.5)
CPI-linked derivatives	(14.1)	1.8	(12.3)	–	(6.7)	(6.7)
U.S. treasury bond forward contracts	(119.3)	32.6	(86.7)	49.6	(2.9)	46.7
Other derivatives	22.7	(111.3)	(88.6)	0.1	19.8	19.9
Foreign currency	(3.4)	(60.3)	(63.7)	(33.0)	(98.8)	(131.8)
Gain on disposition of insurance and reinsurance associate(11)	10.2	–	10.2	–	–	–
Other	22.9	142.1	165.0	1.1	3.9	5.0

Net gains (losses) on investments	611.8	1,104.4	1,716.2	1,174.9	(922.0)	252.9

Net gains (losses) on bonds is comprised as follows:
Government bonds	21.4	67.4	88.8	(70.8)	29.1	(41.7)
U.S. states and municipalities	52.5	6.9	59.4	212.0	(252.5)	(40.5)
Corporate and other	(129.1)	178.0	48.9	(35.2)	79.0	43.8

	(55.2)	252.3	197.1	106.0	(144.4)	(38.4)

See note 5 (Cash and Investments), note 6 (Investments in Associates) and note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2019 for details of 2019 transactions described below:

(1)
During 2019 the company sold its 9.9% equity interest in ICICI Lombard for gross proceeds of $729.0 and recognized a net gain on investment of $240.0 (realized gains of $311.2, of which $71.2 was recorded as unrealized gains in prior years), primarily related to the removal of the discount for lack of marketability previously applied by the company to the traded market price of its ICICI Lombard common stock.

(2)
On October 31, 2018 the company sold its equity accounted investments in Arbor Memorial Services Inc. and an insurance brokerage for net proceeds of $179.2 (Cdn $235.4) and $58.8 (Cdn $76.3) and recorded net realized gains of $111.8 and $17.6 (Cdn $22.7) respectively.

(3)
On May 17, 2019 the company deconsolidated Grivalia Properties upon its merger into Eurobank and recognized a non-cash gain of $171.3.

(4)
On March 1, 2018 Thomas Cook India entered into a strategic joint venture agreement with the founder of Quess that resulted in Quess becoming a joint venture of Thomas Cook India whereas it was previously a consolidated subsidiary. Accordingly, the company remeasured the carrying value of Quess to its fair value of $1,109.5, recognized a non-cash gain of $889.9 and commenced applying the equity method of accounting.

(5)
Other equity derivatives include long equity total return swaps, equity warrant forward contracts, equity warrants and call options.

(6)
Gains and losses on equity total return swaps that are regularly renewed as part of the company's long term investment strategy are presented in net change in unrealized gains (losses).

(7)
Includes the Seaspan equity warrants and equity warrant forward contracts in 2019 and 2018.

(8)
On June 28, 2019 EXCO emerged from bankruptcy protection and settled the company's holdings of EXCO bonds with common shares, resulting in the company recording a net loss on investment of $179.3 (realized losses of $296.3, of which $117.0 was recorded as unrealized losses in prior years).

(9)
On December 21, 2019 Fairfax India's holdings of Sanmar Chemicals Group ("Sanmar") bonds with a principal amount of $300.0 were settled for net cash proceeds of $425.5 (30.3 billion Indian rupees) including accrued interest, resulting in the company recording a net gain on investment of $48.8 (realized gains of $156.5, of which $107.7 was recorded as unrealized gains in prior years).

(10)
On December 23, 2019 Go Digit Infoworks Services Private Limited ("Digit") entered into definitive agreements whereby its general insurance subsidiary Go Digit Insurance Limited ("Digit Insurance") subsequently issued approximately $91 (6.5 billion Indian rupees) of new equity shares primarily to three Indian investors. This transaction valued Digit Insurance at approximately $858 (61.2 billion Indian rupees) and resulted in the company recording net unrealized gains on investments of $350.9 on its investment in Digit compulsory convertible preferred shares.

(11)
On April 18, 2019 Brit acquired the 50.0% equity interest in Ambridge Partners LLC ("Ambridge Partners") that it did not already own for $46.6, remeasured its existing equity interest to fair value for a gain of $10.4, and commenced consolidating Ambridge Partners.

Net equity exposure and financial effects:    Net equity exposure and financial effects excludes the company's insurance and reinsurance investments in associates and joint ventures and other equity and equity-related holdings which are considered long term strategic holdings. During 2019 the company's net equity exposure (long equity exposures net of short equity exposures) produced net gains of $1,222.2 (2018 – $393.7). Net gains on long equity exposures of $1,280.0 in 2019 were primarily comprised of net gains on common stocks ($915.9, inclusive of net gains on ICICI Lombard), a net realized gain recorded on Grivalia upon its deconsolidation ($171.3), net gains on equity warrants and call options ($123.9) and net gains on equity warrant forward contracts ($45.4).

The company's short equity exposures produced net losses in 2019 of $57.8 (2018 – $38.2). During 2019 the company closed out $89.9 notional amount of short equity total return swaps and recognized net gains on investments of $30.3 (realized losses of $7.9, of which $38.2 was recognized as unrealized losses in prior years).

Bonds:    Net gains on bonds in 2019 of $197.1 (2018 – net losses on bonds of $38.4) were primarily comprised of net gains on U.S. state and municipal bonds ($59.4), net gains on U.S. treasury bonds ($58.7), net gains on corporate and other bonds ($48.9, inclusive of net losses on EXCO bonds and net gains on Sanmar bonds) and India government bonds ($21.6).

CPI-linked derivatives:    The company has purchased derivative contracts referenced to consumer price indexes ("CPI") in the geographic regions in which it operates to serve as an economic hedge against the potential adverse financial impact on the company of decreasing price levels. During 2019 the company recorded net losses of $12.3 (2018 – $6.7) on its CPI-linked derivative contracts and did not enter into any new contracts. During 2019 certain CPI-linked derivative contracts with a notional amount of $1,800.3 referenced to CPI in the United States, European Union and United Kingdom matured. Refer to note 7 (Short Sales and Derivatives, under the heading "CPI-linked derivatives") to the company's consolidated financial statements for the year ended December 31, 2019 for details.

U.S. treasury bond forward contracts:    To reduce its exposure to interest rate risk (primarily exposure to long dated U.S. treasury bonds, U.S. corporate bonds and U.S. state and municipal bonds held in its fixed income portfolio), the company held forward contracts to sell long dated U.S. treasury bonds with a notional amount at December 31, 2019 of $846.5 (December 31, 2018 – $471.9). These contracts have an average term to maturity of less than three months, and may be renewed at market rates. During 2019 the company recorded net losses of $86.7 (2018 – net gains of $46.7) on its U.S. treasury bond forward contracts.

Foreign currency:    Net losses on foreign currency in 2019 of $63.7 (2018 – $131.8) primarily reflected foreign currency net losses on investing activities of $68.0 (primarily reflecting the strengthening of the Canadian dollar and British pound relative to the U.S. dollar and the strengthening of the U.S. dollar relative to the Indian rupee), partially offset by foreign currency net gains on underwriting activities of $5.6.

Net gains (losses) on investments by reporting segment:    Net gains (losses) on investments by reporting segment in 2019 and 2018 were comprised as follows:

Year ended December 31, 2019

	Insurance and Reinsurance
											Non- insurance companies	Corporate and Other
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Operating companies	Run-off			Consolidated
Long equity exposures(1)	40.6	230.1	78.9	11.7	40.1	104.3	244.9	147.6	898.2	177.9	24.8	179.1	1,280.0
Short equity exposures	–	(19.6)	(28.6)	(0.6)	–	–	–	(3.2)	(52.0)	(5.8)	–	–	(57.8)
Bonds	(44.6)	(5.2)	74.2	24.3	6.4	69.8	5.6	(10.9)	119.6	45.5	50.7	(18.7)	197.1
Preferred Stocks(2)	5.5	3.8	3.2	1.4	1.4	6.4	350.9	0.2	372.8	0.2	–	–	373.0
CPI-linked derivatives	2.0	(0.7)	(0.2)	(1.4)	(0.3)	–	–	(8.9)	(9.5)	(0.6)	–	(2.2)	(12.3)
U.S treasury bond forward contracts	–	(3.5)	(43.4)	(12.1)	–	–	–	–	(59.0)	(27.7)	–	–	(86.7)
Foreign currency	(14.8)	(29.0)	6.8	4.3	2.1	15.8	(10.1)	5.2	(19.7)	(15.5)	(16.3)	(12.2)	(63.7)
Other	11.8	(26.4)	(15.7)	(5.1)	12.4	13.9	41.0	(23.8)	8.1	(5.8)	13.4	70.9	86.6

Net gains (losses) on investments	0.5	149.5	75.2	22.5	62.1	210.2	632.3	106.2	1,258.5	168.2	72.6	216.9	1,716.2

Year ended December 31, 2018

	Insurance and Reinsurance
											Non- insurance companies	Corporate and Other
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Operating companies	Run-off			Consolidated
Long equity exposures(3)	(27.5)	(144.0)	(93.2)	(43.2)	(60.9)	(5.2)	(16.8)	27.5	(363.3)	(83.4)	908.4	(29.8)	431.9
Short equity exposures	0.2	(8.3)	(14.8)	–	–	–	–	(2.0)	(24.9)	(2.5)	–	(10.8)	(38.2)
Bonds	(8.7)	(0.9)	(48.8)	(8.7)	4.7	(25.0)	(10.8)	(6.0)	(104.2)	(15.1)	84.5	(3.6)	(38.4)
Preferred stocks	(14.2)	(5.6)	(7.5)	(2.4)	(1.1)	(11.6)	–	7.8	(34.6)	(0.9)	–	–	(35.5)
CPI-linked derivatives	(2.8)	2.9	(0.3)	(0.4)	1.2	–	–	(1.5)	(0.9)	0.1	–	(5.9)	(6.7)
U.S treasury bond forward contracts	0.5	6.7	28.2	3.3	0.3	–	–	0.2	39.2	7.2	–	0.3	46.7
Foreign currency	(3.3)	35.5	(9.2)	(6.2)	(13.0)	(23.4)	(44.6)	19.4	(44.8)	(12.9)	(90.6)	16.5	(131.8)
Other	0.2	2.3	1.4	–	5.7	(1.7)	0.5	0.4	8.8	(0.1)	(1.9)	18.1	24.9

Net gains (losses) on investments	(55.6)	(111.4)	(144.2)	(57.6)	(63.1)	(66.9)	(71.7)	45.8	(524.7)	(107.6)	900.4	(15.2)	252.9

(1)
Includes a net gain on investment of $240.0 (realized gains of $311.2, of which $71.2 was recorded as unrealized gains in prior years) on the disposition of the company's remaining 9.9% equity interest in ICICI Lombard at Fairfax Asia.

(2)
Includes a net unrealized gain of $350.9 on the company's investments in compulsory convertible preferred shares of Digit at Fairfax Asia.

(3)
Includes a net realized gain of $889.9 related to the deconsolidation of Quess by Thomas Cook India in the Non-insurance companies reporting segment.

    Total Return on the Investment Portfolio

The following table presents the performance of the investment portfolio since the company's inception in 1985. For the years 1986 to 2006, total return on average investments included interest and dividends, net realized gains (losses) and changes in net unrealized gains (losses) as the majority of the company's investment portfolio was carried at cost or amortized cost under Canadian GAAP. For the years 2007 to 2009, Canadian GAAP required the company to carry the majority of its investments at fair value and as a result, total return on average investments during this period included interest and dividends, net gains (losses) on investments recorded in the consolidated statement of earnings and net unrealized gains (losses) on investments recorded in other comprehensive income. Effective January 1, 2010 the company adopted IFRS and was required to carry the majority of its investments at FVTPL and as a result, total return on average investments for the years 2010 to 2019 includes interest and dividends, net gains (losses) on investments and share of profit of associates, as presented on the consolidated statement of earnings, expressed as a percentage of average investments at carrying value. All amounts described above are included on a pre-tax basis in the calculation of total return on average investments.

						Net gains (losses) recorded in:
									Total return on average investments
	Average investments at carrying value(2)	Interest and dividends	Net realized gains (losses)		Change in unrealized gains (losses)	Consolidated statement of earnings(3)	Other comprehensive income (loss)	Share of profit of associates
Year(1)										(%)
1986	46.3	3.4	0.7		(0.2)	–	–	–	3.9	8.4
1987	81.2	6.2	7.1		(6.1)	–	–	–	7.2	8.9
1988	102.6	7.5	6.5		9.5	–	–	–	23.5	22.9
1989	112.4	10.0	13.4		(5.1)	–	–	–	18.3	16.3
1990	201.2	17.7	2.0		(28.5)	–	–	–	(8.8)	(4.4)
1991	292.3	22.7	(3.9)		24.0	–	–	–	42.8	14.6
1992	301.8	19.8	2.8		(8.3)	–	–	–	14.3	4.7
1993	473.1	18.1	21.6		22.2	–	–	–	61.9	13.1
1994	871.5	42.6	14.6		(30.7)	–	–	–	26.5	3.0
1995	1,163.4	65.3	52.5		32.7	–	–	–	150.5	12.9
1996	1,861.5	111.0	96.3		82.1	–	–	–	289.4	15.5
1997	3,258.6	183.8	149.3		(6.9)	–	–	–	326.2	10.0
1998	5,911.2	303.7	314.3		(78.3)	–	–	–	539.7	9.1
1999	10,020.3	532.7	63.8		(871.4)	–	–	–	(274.9)	(2.7)
2000	11,291.5	534.0	259.1		584.1	–	–	–	1,377.2	12.2
2001	10,264.3	436.9	121.0		194.0	–	–	–	751.9	7.3
2002	10,377.9	436.1	465.0		263.2	–	–	–	1,164.3	11.2
2003	11,527.5	331.9	826.1		142.4	–	–	–	1,300.4	11.3
2004	12,955.8	375.7	300.5	(4)	165.6	–	–	–	841.8	6.5
2005	14,142.4	466.1	385.7		73.0	–	–	–	924.8	6.5
2006	15,827.0	746.5	789.4	(4)	(247.8)	–	–	–	1,288.1	8.1
2007	17,898.0	761.0	–		–	1,639.5	304.5	–	2,705.0	15.1
2008	19,468.8	626.4	–		–	2,718.6	(426.7)	–	2,918.3	15.0
2009	20,604.2	712.7	–		–	904.3 (4)	1,076.7	–	2,693.7	13.1
2010	22,270.2	711.5	–		–	28.7	–	46.0	786.2	3.5
2011	23,787.5	705.3	–		–	737.7	–	1.8	1,444.8	6.1
2012	25,185.2	409.3	–		–	639.4	–	15.0	1,063.7	4.2
2013	25,454.7	376.9	–		–	(1,579.8)	–	96.7	(1,106.2)	(4.3)
2014	25,527.2	403.8	–		–	1,682.7	–	105.7	2,192.2	8.6
2015	27,604.4	512.2	–		–	(341.3)	–	172.9	343.8	1.2
2016	28,723.4	555.2	–		–	(1,223.3)	–	24.2	(643.9)	(2.2)
2017	33,843.1	559.0	–		–	1,542.4 (5)	–	200.5	2,301.9	6.8
2018	39,048.0	783.5	–		–	221.3	–	221.1	1,225.9	3.1
2019(6)	40,109.3	880.2	–		–	1,710.6	–	169.6	2,760.4	6.9

Cumulative from inception		12,668.7	3,887.8			8,680.8		1,053.5	27,554.8	8.0 (7)

(1)
IFRS basis for 2010 to 2019; Canadian GAAP for 2009 and prior. Under Canadian GAAP, investments were generally carried at cost or amortized cost in 2006 and prior.

(2)
Investments at carrying value is comprised of holding company cash and investments and portfolio investments, net of short sale and derivative obligations (commencing in 2004), as presented on the consolidated balance sheet. Average investments at carrying value is the simple average of investments at carrying value at the beginning and end of the year.

(3)
Excludes foreign currency net gains (losses) recognized on the company's underwriting activities since 2008, as presented in the consolidated financial statements.

(4)
Excludes gains on the company's secondary offerings of certain insurance and reinsurance subsidiaries (2004 – $40.1; 2006 – $69.7), losses on repurchase of long term debt at premiums to par (2004 – $27.0; 2006 – $15.7) and other gains and losses arising on transactions involving the common and preferred shares of consolidated insurance and reinsurance subsidiaries (2006 – $8.1 loss; 2009 – $25.9 gain).

(5)
Excludes the gain of $1,018.6 on the company's sale of First Capital during 2017.

(6)
Average investments at carrying value and total return on average investments were calculated inclusive of European Run-off's portfolio investments that were presented in assets held for sale on the consolidated balance sheet at December 31, 2019.

(7)
Simple average of the total return on average investments for each of the 34 years.

Investment gains have been an important component of the company's financial results since 1985, having contributed an aggregate $13,627.3 (pre-tax) to total equity since inception. The contribution has fluctuated significantly from period to period; the amount of investment gains (losses) for any period has no predictive value and variations in amount from period to period have no practical analytical value. From inception in 1985 to 2019, total return on average investments has averaged 8.0%.

The company has a long term, value-oriented investment philosophy. It continues to expect fluctuations in the global financial markets for common stocks, bonds, derivatives and other securities.

    Bonds

Credit Risk

At December 31, 2019, 85.3% (December 31, 2018 – 86.9%) of the fixed income portfolio's carrying value was rated investment grade or better, with 47.2% (December 31, 2018 – 63.5%) rated AA or better (primarily consisting of government bonds). Refer to note 24 (Financial Risk Management, under the heading "Investments in Debt Instruments") to the consolidated financial statements for the year ended December 31, 2019 for a discussion of the company's exposure to the credit risk in its fixed income portfolio.

Interest Rate Risk

Hypothetical parallel upward shifts in the term structure of interest rates by 100 basis points and 200 basis points would potentially decrease net earnings by $243.6 and $463.3 respectively (2018 – $274.3 and $541.1).

The company's exposure to interest rate risk decreased during 2019 reflecting decreased holdings in bonds as a result of net sales and maturities of short-dated U.S. treasury bonds and Canadian government bonds for net proceeds of $4,601.5 and $344.5, respectively, and the settlement of bonds issued by EXCO Resources Inc. and Sanmar Chemicals Group, partially offset by net purchases of high quality U.S. corporate bonds of $1,370.4. To reduce its exposure to interest rate risk (primarily exposure to long-dated U.S. treasury bonds, U.S. corporate bonds and U.S. state and municipal bonds held in its fixed income portfolio), the company held forward contracts to sell long-dated U.S. treasury bonds with a notional amount at December 31, 2019 of $846.5 (December 31, 2018 – $471.9). These contracts have an average term to maturity of less than three months and may be renewed at market rates.

The company's exposure to interest rate risk is discussed further in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2019.

    Common Stocks

The company holds significant investments in equity and equity-related instruments. The market value and the liquidity of these investments are volatile and may vary dramatically either up or down in short periods, and their ultimate value will therefore only be known over the long term or on disposition. During 2019 the company's equity and equity-related exposure increased, primarily reflecting net unrealized appreciation, the merger of Grivalia Properties into Eurobank and net acquisitions of non-insurance associates and joint ventures, partially offset by the reclassification of common stocks, associates and joint ventures at European Run-off to assets held for sale and Thomas Cook India's non-cash spin-off of its Quess shares as a return of capital to its minority shareholders.

The company's risk management objective with respect to market price fluctuations places primary emphasis on the preservation of invested capital. In the foreseeable future, the company will remain focused on its long term value-oriented investment philosophy, seeking investments that are attractively priced, selling at a discount to intrinsic value and afford a margin of safety.

A hypothetical decrease in global equity markets of 5% and 10% at December 31, 2019 would potentially decrease the company's net earnings by $264.4 and $527.5 respectively (2018 – $251.3 and $493.8). The company's net equity exposure and exposure to market price fluctuations are discussed further in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2019.

The company's holdings of common stocks and long equity total return swaps at December 31, 2019 and 2018 are summarized by the issuer's primary industry in the table below.

	December 31, 2019(1)	December 31, 2018(1)
Financials and investment funds	4,777.9	4,120.9
Commercial and industrial	950.0	966.6
Consumer products and other	447.0	451.0

	6,174.9	5,538.5

(1)
Excludes other funds that are invested principally in fixed income securities at December 31, 2019 of $175.6 (December 31, 2018 – $150.3).

The company's holdings of common stocks and long equity total return swaps at December 31, 2019 and 2018 are summarized by the issuer's country of domicile in the table below.

	December 31, 2019(1)	December 31, 2018(1)
United States	1,573.2	1,466.7
Greece(2)	1,174.4	244.4
Canada	857.0	978.9
Netherlands	588.6	509.4
India	441.0	677.8
Egypt	395.2	351.1
China	145.0	154.8
Singapore	143.0	178.6
Nigeria	71.2	79.0
United Kingdom	69.5	70.8
Hong Kong	65.7	95.6
Brazil	65.3	46.5
Japan	51.6	43.4
Thailand	45.2	97.3
Italy	43.4	52.6
Kuwait	41.3	30.8
Germany	35.2	28.6
All other	369.1	432.2

	6,174.9	5,538.5

(1)
Excludes other funds that are invested principally in fixed income securities at December 31, 2019 of $175.6 (December 31, 2018 – $150.3).

(2)
The year-over-year increase primarily related to the deconsolidation of Grivalia Properties upon its merger into Eurobank, with the company continuing to account for its investment in Eurobank as a common stock. Refer to note 23 (Acquisitions and Divestitures) to the company's consolidated financial statements for the year ended December 31, 2019.

    Derivatives and Derivative Counterparties

The company endeavours to limit counterparty risk through diligent selection of counterparties to its derivative contracts and through the terms of negotiated agreements. Pursuant to these agreements, counterparties are contractually required to deposit eligible collateral in collateral accounts (subject to certain minimum thresholds) for the benefit of the company based on the daily fair value of the derivative contracts. Agreements negotiated with counterparties provide for a single net settlement of all financial instruments covered by the agreement in the event of default by the counterparty, thereby permitting obligations owed by the company to a counterparty to be offset to the extent of the aggregate amount receivable by the company from that counterparty. The company's exposure to net derivative counterparty risk at December 31, 2019 was estimated to be $53.7 (December 31, 2018 – $95.0).

Refer to note 24 (Financial Risk Management, under the heading "Credit Risk – Counterparties to Derivative Contracts") to the consolidated financial statements for the year ended December 31, 2019 for a discussion and tabular analysis of the company's exposure to derivative counterparty risk.

    Float

Float in the insurance industry refers to the funds available for investment that arise as an insurance or reinsurance operation receives premiums in advance of the payment of claims. The company calculates its float as the sum of its provision for losses and loss adjustment expenses, unearned premiums and other insurance contract liabilities, less the sum of its insurance contract receivables, recoverable from reinsurers and deferred premium acquisition costs. The annual cost (benefit) of float is calculated by expressing annual underwriting loss (profit) as a percentage of average float for the year (the simple average of float at the beginning and end of the year).

The following table presents the accumulated float and the cost (benefit) of generating that float for the company's insurance and reinsurance operations. The average float from those operations increased by 0.7% in 2019 to $20,149.6, at no cost.

Year	Underwriting profit (loss)(1)	Average float	Cost (benefit) of float	Average long term Canada treasury bond yield
1986	2.5	21.6	(11.6)%	9.6%
--
2015	704.5	12,744.1	(5.5)%	2.2%
2016	575.9	13,986.5	(4.1)%	1.9%
2017	(641.5)	17,200.9	3.8%	2.3%
2018	318.3	20,009.6	(1.6)%	2.4%
2019	394.5	20,149.6	(2.0)%	1.8%
Weighted average since inception			0.2%	3.4%
Fairfax's weighted average net benefit of float since inception:			(3.2)%
(1)
IFRS basis for 2010 to 2019; Canadian GAAP basis for 2009 and prior. Underwriting profit (loss) of the insurance and reinsurance subsidiaries for 2019 and 2018 is presented in note 25 (Segmented Information) to the consolidated financial statements for the year ended December 31, 2019.

Consolidated year-end float for the most recent five years was comprised as follows:

	Insurance and Reinsurance
Year	Northbridge(1)	Odyssey Group(2)	Crum & Forster(3)	Zenith National(4)	Brit(5)	Allied World(6)	Fairfax Asia(7)	Other(8)	Operating companies	Run-off(9)	Consolidated
2015	1,599.8	4,227.2	2,714.9	1,259.0	2,738.9	–	549.4	833.2	13,922.4	3,286.8	17,209.2
2016	1,650.3	4,093.9	2,854.8	1,232.6	2,806.1	–	512.0	900.8	14,050.5	2,808.5	16,859.0
2017	1,786.2	4,531.0	2,888.7	1,236.6	3,079.5	5,459.1	240.6	1,129.5	20,351.2	2,573.1	22,924.3
2018	1,694.1	4,670.3	2,887.6	1,200.4	2,792.3	5,082.5	242.4	1,098.4	19,668.0	3,050.1	22,718.1
2019	1,869.0	5,100.5	3,032.8	1,141.6	3,043.0	5,115.9	253.1	1,075.2	20,631.1	1,747.4	22,378.5

During 2019 the company's consolidated float decreased by $339.6 to $22,378.5. A comparison of 2019 to 2018 year-end float for each of the insurance and reinsurance and Run-off reporting segments is provided below.

(1)
Northbridge's float increased by 10.3% (increased by 4.7% in Canadian dollar terms) primarily due to increases in loss reserves and unearned premiums, partially offset by higher insurance contract receivables. The increase in float of 10.3% also reflected the weakening of the U.S. dollar relative to the Canadian dollar. The increase in unearned premiums and insurance contract receivables primarily reflected higher business volumes.

(2)
Odyssey Group's float increased by 9.2% primarily due to increases in loss reserves and unearned premiums and a decrease in recoverables from reinsurers, partially offset by an increase in insurance contract receivables. The increase in loss reserves reflected higher business volumes and the impact of catastrophe losses in 2019. The increases in unearned premiums and insurance contract receivables primarily reflected higher business volumes.

(3)
Crum & Forster's float increased by 5.0% primarily reflecting increases in loss reserves and unearned premiums, partially offset by increases in insurance contract receivables, recoverables from reinsurers and deferred acquisition costs, due to higher business volumes.

(4)
Zenith National's float decreased by 4.9% reflecting decreases in loss reserves and unearned premiums, partially offset by a decrease in insurance contract receivables. The decreases in unearned premiums and insurance contract receivables primarily reflected lower business volumes.

(5)
Brit's float increased by 9.0% due to increases in insurance contract payables and unearned premiums, partially offset by an increase in insurance contract receivables. Brit is included in the company's consolidated financial reporting with effect from June 5, 2015.

(6)
Allied World's float increased by 0.7% principally as a result of increases in unearned premiums and insurance contract payables, partially offset by increases in recoverables from reinsurers and insurance contract receivables. Allied World is included in the company's consolidated financial reporting with effect from July 6, 2017.

(7)
Fairfax Asia's float increased by 4.4% primarily due to increases in loss reserves and unearned premiums, partially offset by increases in insurance contract receivables and recoverables from reinsurers.

(8)
Insurance and Reinsurance – Other's float decreased by 2.1% primarily due to higher recoverables from reinsurers, partially offset by an increase in loss reserves and lower insurance contract receivables.

(9)
Run-off's float decreased by 42.7% primarily due to European Run-off's assets and liabilities being included in assets held for sale and liabilities associated with assets held for sale on the consolidated balance sheet at December 31, 2019 and excluded from the calculation of float.

Float, average float and cost (benefit) of float are performance measures that are calculated using amounts presented in the consolidated financial statements. Consolidated float was calculated using amounts presented on the consolidated balance sheets at December 31 as follows:

	December 31, 2019	December 31, 2018
Insurance contract payables	2,591.0	2,003.1
Insurance contract liabilities	35,722.6	35,353.9
Insurance contract receivables	(5,435.0)	(5,110.7)
Deferred premium acquisition costs	(1,344.3)	(1,127.3)
Recoverable from reinsurers	(9,155.8)	(8,400.9)

	22,378.5	22,718.1

Financial Condition

    Capital Resources and Management

The company manages its capital based on the following financial measurements and ratios:

	December 31,
	2019		2018		2017		2016	2015
Consolidated
Holding company cash and investments (net of short sale and derivative obligations)	1,098.6		1,550.6		2,356.9		1,329.4	1,275.9

Borrowings – holding company	4,117.3		3,859.5		3,475.1		3,472.5	2,599.0
Borrowings – insurance and reinsurance companies	1,039.6		995.7		1,373.0		435.5	468.5
Borrowings – non-insurance companies	2,075.7		1,625.2		1,566.0		859.6	284.0

Total debt	7,232.6		6,480.4		6,414.1		4,767.6	3,351.5

Net debt(1)	6,134.0		4,929.8		4,057.2		3,438.2	2,075.6

Common shareholders' equity	13,042.6		11,779.3		12,475.6		8,484.6	8,952.5
Preferred stock	1,335.5		1,335.5		1,335.5		1,335.5	1,334.9
Non-controlling interests	3,529.1		4,250.4		4,600.9		2,000.0	1,731.5

Total equity	17,907.2		17,365.2		18,412.0		11,820.1	12,018.9

Net debt/total equity	34.3%		28.4%		22.0%		29.1%	17.3%
Net debt/net total capital(2)	25.5%		22.1%		18.1%		22.5%	14.7%
Total debt/total capital(3)	28.8%		27.2%		25.8%		28.7%	21.8%
Interest coverage(4)	6.5	x	3.5	x	7.1	x	n/a	3.9	x
Interest and preferred share dividend distribution coverage(5)	5.7	x	3.0	x	6.0	x	n/a	2.9	x

	December 31,
	2019		2018		2017		2016	2015
Excluding consolidated non-insurance companies
Holding company cash and investments (net of short sale and derivative obligations)	1,098.6		1,550.6		2,356.9		1,329.4	1,275.9

Borrowings – holding company	4,117.3		3,859.5		3,475.1		3,472.5	2,599.0
Borrowings – insurance and reinsurance companies	1,039.6		995.7		1,373.0		435.5	468.5

Total debt	5,156.9		4,855.2		4,848.1		3,908.0	3,067.5

Net debt(1)	4,058.3		3,304.6		2,491.2		2,578.6	1,791.6

Common shareholders' equity	13,042.6		11,779.3		12,475.6		8,484.6	8,952.5
Preferred stock	1,335.5		1,335.5		1,335.5		1,335.5	1,334.9
Non-controlling interests	1,519.8		1,437.1		1,725.9		523.5	524.3

Total equity	15,897.9		14,551.9		15,537.0		10,343.6	10,811.7

Net debt/total equity	25.5%		22.7%		16.0%		24.9%	16.6%
Net debt/net total capital(2)	20.3%		18.5%		13.8%		20.0%	14.2%
Total debt/total capital(3)	24.5%		25.0%		23.8%		27.4%	22.1%
Interest coverage(4)(6)	9.8	x	3.2	x	8.0	x	n/a	3.5	x
Interest and preferred share dividend distribution coverage(5)(6)	7.9	x	2.6	x	6.5	x	n/a	2.6	x
(1)
Net debt is calculated by the company as total debt less holding company cash and investments (net of short sale and derivative obligations).

(2)
Net total capital is calculated by the company as the sum of total equity and net debt.

(3)
Total capital is calculated by the company as the sum of total equity and total debt.

(4)
Interest coverage is calculated by the company as earnings (loss) before income taxes and interest expense on borrowings, divided by interest expense on borrowings.

(5)
Interest and preferred share dividend distribution coverage is calculated by the company as earnings (loss) before income taxes and interest expense on borrowings divided by the sum of interest expense on borrowings and preferred share dividend distributions adjusted to a pre-tax equivalent at the company's Canadian statutory income tax rate.

(6)
Excludes earnings (loss) before income taxes, and interest expense on borrowings, of consolidated non-insurance companies. The ratios for the year ended December 31, 2018 include the non-cash gain of $889.9 from the deconsolidation of Quess.

Borrowings – holding company increased by $257.8 to $4,117.3 at December 31, 2019 from $3,859.5 at December 31, 2018, primarily reflecting the issuance of Cdn$500.0 principal amount of 4.23% unsecured senior notes due June 14, 2029, the issuance of $85.0 principal amount of 4.142% unsecured senior notes due February 7, 2024 and the foreign currency translation impact of the strengthening of the Canadian dollar relative to the U.S. dollar on the company's Canadian dollar denominated long term debt, partially offset by the company's redemption of its remaining Cdn$395.6 principal amount of 6.40% unsecured senior notes due May 25, 2021. Significant cash movements at the holding company during 2019 are as set out in the Financial Condition section of this MD&A under the heading "Liquidity". Subsequent to December 31, 2019 the company borrowed $300.0 on the credit facility.

Borrowings – insurance and reinsurance companies increased by $43.9 to $1,039.6 at December 31, 2019 from $995.7 at December 31, 2018, primarily reflecting Brit's additional borrowings of $132.1 on its revolving credit facility, partially offset by the reclassification of European Run-off's borrowings to liabilities associated with assets held for sale.

Borrowings – non-insurance companies increased by $450.5 to $2,075.7 at December 31, 2019 from $1,625.2 at December 31, 2018, primarily reflecting the consolidation of AGT and CIG, and increased borrowings at Recipe, partially offset by the deconsolidation of Grivalia Properties.

Common shareholders' equity increased to $13,042.6 at December 31, 2019 from $11,779.3 at December 31, 2018, primarily reflecting net earnings attributable to shareholders of Fairfax ($2,004.1), partially offset by payments of common and preferred share dividends ($323.8), purchases of subordinate voting shares for cancellation ($118.0) and for use in share-based payment awards ($104.4), other comprehensive loss ($146.4, comprised of net losses on defined benefit plans ($69.4), net unrealized foreign currency translation losses on foreign operations ($22.6) and share of other comprehensive loss of associates ($54.4)) and other net changes in capitalization ($123.5). For further details on other net changes in capitalization refer to note 16 (Total Equity) and note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2019.

Non-controlling interests decreased to $3,529.1 at December 31, 2019 from $4,250.4 at December 31, 2018, primarily reflecting the deconsolidation of Grivalia Properties ($466.2), dividends paid to minority shareholders ($175.8), other net changes in capitalization ($131.7) and non-controlling interests' share of net loss ($32.9), partially offset by the consolidation of AGT and CIG. For further details on other net changes in capitalization refer to note 16 (Total Equity) and note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2019.

The changes in borrowings and common shareholders' equity affected the company's leverage ratios as follows: the consolidated net debt/net total capital ratio increased to 25.5% at December 31, 2019 from 22.1% at December 31, 2018, primarily as a result of increased net debt, partially offset by increased net total capital. The increase in net debt was primarily due to increased borrowings by the Non-insurance companies and holding company (as described in the preceding paragraphs) and decreased holding company cash and investments. The consolidated total debt/total capital ratio increased to 28.8% at December 31, 2019 from 27.2% at December 31, 2018, primarily as a result of increased total debt, partially offset by increased total capital (reflecting increases in total debt and common shareholders' equity, partially offset by a decrease in non-controlling interests).

The company believes that holding company cash and investments, net of short sale and derivative obligations, at December 31, 2019 of $1,098.6 (December 31, 2018 – $1,550.6) provide adequate liquidity to meet the holding company's known commitments in 2020. Refer to the Liquidity section of this MD&A for a discussion of the holding company's available sources of liquidity and known significant commitments for 2020.

The company's insurance and reinsurance companies continue to maintain capital above minimum regulatory levels, at levels adequate to support their issuer credit and financial strength ratings, and above internally calculated risk management levels as discussed below. A common non-IFRS measure of capital adequacy in the property and casualty industry is the ratio of net premiums written to statutory surplus (or total equity). This ratio is presented for the insurance and reinsurance companies for the most recent five years in the following table:

	Net premiums written to statutory surplus (total equity)
	2019	2018	2017	2016	2015
Insurance and Reinsurance
Northbridge (Canada)	1.4	1.2	1.0	0.9	0.9
Odyssey Group (U.S.)	0.7	0.7	0.6	0.5	0.5
Crum & Forster (U.S.)	1.7	1.5	1.4	1.5	1.3
Zenith National (U.S.)	1.4	1.5	1.5	1.5	1.3
Brit(1)	1.3	1.4	1.4	1.3	1.4
Allied World(2)	0.6	0.8	0.9	–	–
Fairfax Asia(3)	0.5	0.4	0.4	0.4	0.5
Other	1.1	1.1	0.8	0.7	0.7
Industry
Canadian insurance industry	1.2	1.1	1.1	1.0	1.0
U.S. insurance industry	0.7	0.8	0.7	0.7	0.7
(1)
The 2015 ratio presented for Brit includes net premiums written by Brit prior its acquisition by the company on June 5, 2015.

(2)
The 2019, 2018 and 2017 ratios presented for Allied World include its U.S. GAAP equity of $4,136.1, $2,817.3 and $2,523.8 at December 31, 2019, 2018 and 2017 respectively. The 2017 ratio presented for Allied World includes net premiums written by Allied World prior to its acquisition by the company on July 6, 2017.

(3)
Total equity excludes certain holding company investments.

In the U.S., the National Association of Insurance Commissioners ("NAIC") has developed a model law and risk-based capital ("RBC") formula designed to help regulators identify property and casualty insurers that may be inadequately capitalized. Under the NAIC's requirements, an insurer must maintain total capital and surplus above a calculated threshold or face varying levels of regulatory action. The threshold is based on a formula that attempts to quantify the risk of a company's insurance and reinsurance, investment and other business activities. At December 31, 2019 Odyssey Group, Crum & Forster, Zenith National, Allied World and U.S. Run-off subsidiaries had capital and surplus that met or exceeded the regulatory minimum requirement of two times the authorized control level; each subsidiary had capital and surplus of at least 3.1 times (December 31, 2018 – 3.3 times) the authorized control level, except for TIG Insurance which had 2.0 times (December 31, 2018 – 2.0 times).

In Canada, property and casualty companies are regulated by the Office of the Superintendent of Financial Institutions on the basis of a minimum supervisory target of 150% of a minimum capital test ("MCT") formula. At December 31, 2019 Northbridge's subsidiaries had a weighted average MCT ratio of 204% (December 31, 2018 – 198%) of the minimum statutory capital required.

In Bermuda, insurance and reinsurance companies are regulated by the Bermuda Monetary Authority and are subject to the statutory requirements of the Bermuda Insurance Act 1978. There is a requirement to hold available statutory economic capital and surplus equal to or in excess of an enhanced capital and target capital level as determined under the Bermuda Solvency Capital Requirement model. The target capital level is measured as 120% of the enhanced capital requirements. At December 31, 2019 and 2018 Allied World's subsidiary was in compliance with Bermuda's regulatory requirements.

The Lloyd's market is subject to the solvency and capital adequacy requirements of the Prudential Regulatory Authority in the U.K. The capital requirements of Brit are based on the output of an internal model which reflects the risk profile of the business. At December 31, 2019 Brit's available capital consisted of net tangible assets (total assets less any intangible assets and all liabilities), subordinated debt and contingent funding in the form of letters of credit and amounted to $1,576.6 (December 31, 2018 – $1,409.8). This represented a surplus of $348.8 (December 31, 2018 – $328.7) over the management capital requirements (capital required for business strategy and regulatory requirements), compared to Brit's minimum targeted surplus of $210.0 (December 31, 2018 – $200.0).

In countries other than the U.S., Bermuda, Canada and the U.K. where the company operates, the company met or exceeded the applicable regulatory capital requirements at December 31, 2019 and 2018.

The issuer credit ratings and financial strength ratings of Fairfax and its insurance and reinsurance operating companies at December 31, 2019 were as follows:

Issuer Credit Ratings	A.M. Best	Standard & Poor's	Moody's	DBRS
Fairfax Financial Holdings Limited	bbb	BBB-	Baa3	BBB (high)
Financial Strength Ratings
Northbridge Financial Corporation(1)	A	A-	A3	A
Odyssey Group Holdings, Inc.(1)	A	A-	A2	–
Crum & Forster Holdings Corp.(1)	A	A-	Baa1	–
Zenith National Insurance Corp.(1)	A	A-	Baa1	–
Brit Limited(2)	A	A+	–	–
Allied World Assurance Company Holdings, Ltd(1)	A	A-	A3	–
Falcon Insurance Company (Hong Kong) Limited	–	A-	–	–
Wentworth Insurance Company Ltd.	A	–	–	–
Polish Re	A-	–	–	–
Colonnade Insurance S.A.	A-	–	–	–
(1)
Financial strength ratings apply to the operating companies.

(2)
Brit's ratings are the A.M. Best and Standard & Poor's ratings assigned to Lloyd's.

During 2019 Moody's upgraded the financial strength rating of Odyssey Reinsurance Company to "A2" from "A3".

    Book Value Per Share

Common shareholders' equity at December 31, 2019 of $13,042.6 or $486.10 per basic share compared to $11,779.3 or $432.46 per basic share at December 31, 2018, representing an increase per basic share in 2019 of 12.4% (without adjustment for the $10.00 per common share dividend paid in the first quarter of 2019; the increase would be 14.8% adjusted to include that dividend). The increase in book value per basic share was primarily due to net earnings attributable to shareholders of Fairfax. During 2019 the number of basic shares decreased primarily as a result of net purchases of 157,517 subordinate voting shares for treasury (for use in the company's share-based payment awards) and purchases of 249,361 subordinate voting shares for cancellation. At December 31, 2019 there were 26,831,069 common shares effectively outstanding.

The company has issued common shares and purchased common shares for cancellation in the most recent five years as follows:

Year	Number of subordinate voting shares	Average issue/purchase price per share(1)	Net proceeds/ (purchase cost)
2015 – issuance of shares	1,169,294	$502.01	587.0
2016 – issuance of shares	1,000,000	$523.50	523.5
2016 – purchase of shares	(30,732)	$458.81	(14.1)
2017 – issuance of shares	5,084,961	$431.94	2,196.4
2017 – purchase of shares	(184,367)	$521.79	(96.2)
2018 – purchase of shares	(187,476)	$494.46	(92.7)
2019 – purchase of shares	(249,361)	$473.21	(118.0)
(1)
The company calculates average issue price per share as aggregate net proceeds divided by the total number of subordinate voting shares issued, and average purchase price per share as aggregate net purchase cost divided by the number of subordinate voting shares purchased for cancellation. Both measures are calculated for annual periods using amounts presented in the consolidated financial statements.

On September 30, 2019 the company commenced its normal course issuer bid by which it is authorized, until expiry of the bid on September 29, 2020, to acquire up to 2,556,821 subordinate voting shares, 601,588 Series C preferred shares, 328,741 Series D preferred shares, 396,713 Series E preferred shares, 357,204 Series F preferred shares, 743,295 Series G preferred shares, 256,704 Series H preferred shares, 1,046,555 Series I preferred shares, 153,444 Series J preferred shares, 950,000 Series K preferred shares and 920,000 Series M preferred shares, representing approximately 10% of the public float in respect of the subordinate voting shares and 10% of the public float in respect of each series of preferred shares. Decisions regarding any future purchases will be based on market conditions, share price and other factors including opportunities to invest capital for growth. The Notice of Intention to Make a Normal Course Issuer Bid is available by contacting the Corporate Secretary of the company.

Substantially all of the common share issuances in 2015 and 2016 were pursuant to public offerings. During 2016, 2017, 2018, and 2019 the company purchased 30,732, 184,367, 187,476 and 249,361 subordinate voting shares respectively for cancellation under the terms of its normal course issuer bids.

The company's indirect ownership of its own shares through The Sixty Two Investment Company Limited results in an effective reduction of shares outstanding by 799,230, and this reduction has been reflected in the earnings per share, net earnings per diluted share and book value per basic share figures.

    Liquidity

Holding company cash and investments at December 31, 2019 was $1,098.9 ($1,098.6 net of $0.3 of holding company short sale and derivative obligations) compared to $1,557.2 ($1,550.6 net of $6.6 of holding company short sale and derivative obligations) at December 31, 2018.

Significant cash and investment inflows at the holding company during 2019 included the following: net proceeds from the issuance of Cdn$500.0 principal amount of 4.23% unsecured senior notes due June 14, 2029 of $371.5 (Cdn$497.3), net proceeds from the issuance of $85.0 principal amount of 4.142% unsecured senior notes due February 7, 2024 of $85.0 and dividends received from Crum & Forster ($50.0), Odyssey Group ($50.0), Zenith National ($51.2), CRC ($30.0) and Wentworth ($25.0).

Significant cash and investment outflows at the holding company during 2019 included the following: the redemption of the remaining Cdn$395.6 principal amount of 6.40% unsecured senior notes due May 25, 2021 of $329.1 (Cdn$429.0), payment of common and preferred share dividends of $323.8, purchases of subordinate voting shares for cancellation of $118.0 and for treasury of $104.4 (for use in the company's share-based payment awards), and capital contributions to Run-off ($120.2 to support capital requirements and $85.0 to provide capital for the first quarter 2019 reinsurance transaction), Crum & Forster ($122.4 to support capital requirements), Brit ($70.6 primarily to support underwriting plans), Fairfax Asia ($48.1 primarily to support the capital requirements of Digit), and Northbridge ($65.6 to support capital requirements).

The carrying value of holding company cash and investments was also affected by the following: receipt of investment management and administration fees, disbursements for corporate overhead expenses and interest paid on long term debt. The carrying value of holding company cash and investments will vary with changes in the fair values of those investments (including derivative contracts that may have collateral and cash settlement requirements).

The company believes that holding company cash and investments, net of holding company short sale and derivative obligations at December 31, 2019 of $1,098.6 provides adequate liquidity to meet the holding company's known commitments in 2020. The holding company expects to continue to receive investment management and administration fees from its insurance and reinsurance subsidiaries and Fairfax India and Fairfax Africa, investment income on its holdings of cash and investments, and dividends from its insurance and reinsurance subsidiaries. To further augment its liquidity, the holding company can draw upon the $2.0 billion unsecured revolving credit facility (for details refer to note 15 (Borrowings) to the consolidated financial statements for the year ended December 31, 2019).

The holding company's known significant commitments for 2020 consist of payment of a common share dividend of $275.7 ($10.00 per common share, paid in January 2020), interest and corporate overhead expenses, preferred share dividends, income tax payments, potential payments on amounts borrowed from the revolving credit facility and other investment related activities.

During 2019 subsidiary cash and short term investments (including cash and short term investments pledged for short sale and derivative obligations) increased by $3,288.5 primarily reflecting net proceeds received from sales and maturities of short-dated U.S. treasury bonds and receipts of dividends and distributions from investments in associates, partially offset by the reclassification of cash and short-term investments at European Run-off to assets held for sale, reinvestment of cash and short-term investments into U.S. corporate bonds and investments in private placement corporate bonds.

The insurance and reinsurance subsidiaries may experience cash inflows or outflows on occasion related to their derivative contracts, including collateral requirements. During 2019 the insurance and reinsurance subsidiaries received net cash of $30.7 (2018 – paid net cash of $61.8) in connection with long and short equity total return swaps (excluding the impact of collateral requirements).

The Non-insurance companies have principal repayments coming due in 2020 of $1,304.9 primarily related to Fairfax India's term loan, AGT's credit facilities (which were renewed subsequent to December 31, 2019 and mature in 2021) and CIG's long term notes. Borrowings of the Non-insurance companies are non-recourse to the holding company and are generally expected to be settled through a combination of refinancing and operating cash flows.

The following table presents major components of cash flows for the years ended December 31:

	2019	2018
Operating activities
Cash provided by operating activities before the undernoted	1,722.1	825.0
Net purchases of investments classified at FVTPL	(366.7)	(2,749.3)
Investing activities
Purchases of investments in associates	(772.1)	(535.8)
Sales of investments in associates	323.8	444.8
Purchases of subsidiaries, net of cash acquired	(210.1)	(163.1)
Sale of subsidiary, net of cash divested	–	71.4
Deconsolidation of subsidiary	(41.6)	(67.7)
Net purchases of premises and equipment and intangible assets	(319.6)	(236.5)
Net purchases of investment property	(184.4)	(141.7)
Financing activities
Borrowings – holding company and insurance and reinsurance companies	456.5	1,490.7
Repayments – holding company and insurance and reinsurance companies	(326.7)	(1,246.5)
Net borrowings (repayments) – insurance and reinsurance companies' revolving credit facilities	132.1	(42.2)
Borrowings – non-insurance companies	302.7	664.0
Repayments – non-insurance companies	(308.5)	(660.6)
Net borrowings (repayments) – non-insurance companies' revolving credit facilities and short term loans	(16.9)	41.4
Increase in restricted cash related to financing activities	–	150.5
Principal payments on lease liabilities – holding company and insurance and reinsurance companies(1)	(59.9)	–
Principal payments on lease liabilities – non-insurance companies(1)	(166.1)	–
Purchases of subordinate voting shares for treasury (for share-based payment awards)	(104.4)	(214.0)
Purchases of subordinate voting shares for cancellation	(118.0)	(92.7)
Issuances of subsidiary common shares to non-controlling interests	44.7	103.1
Purchases of subsidiary common shares from non-controlling interests	(151.4)	(382.0)
Common and preferred share dividends paid	(323.8)	(328.3)
Dividends paid to non-controlling interests	(197.7)	(159.5)

Decrease in cash and cash equivalents during the year	(686.0)	(3,229.0)

(1)
The adoption of IFRS 16 Leases is described in note 3 (Summary of Significant Accounting Policies) to the consolidated financial statements for the year ended December 31, 2019.

Operating activities for the years ended December 31, 2019 and 2018

Cash provided by operating activities (excluding net purchases of investments classified at FVTPL) increased to $1,722.1 in 2019 from $825.0 in 2018, principally reflecting higher net premium collections and lower income taxes paid, partially offset by higher net paid losses and higher interest paid on borrowings. Refer to the consolidated statements of cash flows and to note 27 (Supplementary Cash Flow Information) to the consolidated financial statements for the year ended December 31, 2019 for details of operating activities, including net purchases of investments classified at FVTPL.

Investing activities for the year ended December 31, 2019

Purchases of investments in associates of $772.1 primarily reflected increased investments in Seaspan, Sanmar Chemicals Group and CSB Bank (both by Fairfax India).

Sales of investments in associates of $323.8 primarily reflected distributions received from the company's insurance and non-insurance associates and joint ventures (inclusive of the final cash distributions received from the liquidation of the KWF LP that sold investment property in Dublin, Ireland).

Purchases of subsidiaries, net of cash acquired of $210.1 primarily related to the acquisitions of AGT, CIG (by Fairfax Africa), Ambridge Partners (by Brit) and ARX Insurance.

Investing activities for the year ended December 31, 2018

Purchases of investments in associates of $535.8 primarily reflected investments in Seaspan and CSB Bank (by Fairfax India) and increased investments in Bangalore Airport (by Fairfax India), Thai Re and AFGRI (by Fairfax Africa).

Sales of investments in associates of $444.8 primarily reflected the sale of Arbor Memorial and an insurance brokerage, and distributions received from the company's insurance and non-insurance associates and joint ventures (inclusive of net cash distributions received from the liquidation of three KWF LPs).

Purchases of subsidiaries, net of cash acquired of $163.1 primarily reflected the acquisitions of Dexterra and Toys "R" Us Canada.

Financing activities for the year ended December 31, 2019

Net proceeds from borrowings – holding company and insurance and reinsurance companies of $456.5 primarily reflected the issuance of unsecured senior notes with principal amounts of Cdn$500.0 due 2029 and $85.0 due 2024.

Repayments – holding company and insurance and reinsurance companies of $326.7 reflected the company's redemption of its remaining Cdn$395.6 principal amount of unsecured senior notes due 2021.

Net borrowings from revolving credit facilities – insurance and reinsurance companies of $132.1 reflected Brit's additional borrowings on its revolving credit facility.

Borrowings – non-insurance companies of $302.7 primarily reflected the net proceeds received from the issuance of Cdn$250.0 principal amount of secured senior notes due 2029 by Recipe and borrowings by Boat Rocker and Thomas Cook India.

Repayments – non-insurance companies of $308.5 primarily reflected AGT's partial repayment of $131.8 (Cdn$175.6) of its Cdn$200.0 principal amount of senior notes due 2021 and Recipe's repayment of its $111.8 (Cdn$150.0) term loan due 2019.

Purchases of subordinate voting shares for treasury in 2019 of $104.4 were for the company's share-based payment awards.

Purchases of subsidiary common shares from non-controlling interests of $151.4 primarily reflected purchases of common shares made under the substantial issuer bid by Recipe and normal course issuer bids by Fairfax Africa, Recipe and Fairfax India.

Issuance of subsidiary common shares to non-controlling interests of $44.7 in 2019 primarily reflected the issuance of preferred shares by a non-insurance company.

Dividends paid to non-controlling interests of $197.7 primarily reflected dividends paid by Allied World, Brit, Recipe and Mosaic Capital to their minority shareholders.

Financing activities for the year ended December 31, 2018

Net proceeds from borrowings – holding company and insurance and reinsurance companies of $1,490.7 primarily reflected offerings of unsecured senior notes with principal amounts of €750.0 due 2028 and $600.0 due 2028.

Repayments – holding company and insurance and reinsurance companies of $1,246.5 primarily reflected the company's redemption of senior notes with principal amount of $500.0 due 2021 and remaining principal amount of $207.3 (Cdn$267.3) due 2020, Allied World's redemption of its remaining $291.8 principal amount of senior notes due 2020, and the company's repayment of $144.2 principal amount of its senior notes on maturity.

Borrowings – non-insurance companies of $664.0 primarily reflected net proceeds from Fairfax India's $550.0 term loan due 2019.

Repayments – non-insurance companies of $660.6 primarily reflected Fairfax India's repayment of its $400.0 term loan due 2018 and Toys "R" Us Canada's repayment of its $195.9 (Cdn$254.2) principal amount of debtor in possession financing.

Purchases of subordinate voting shares for treasury in 2018 of $214.0 were for the company's share-based payment awards.

Purchases of subsidiary common shares from non-controlling interests of $382.0 primarily reflected Brit's purchase of its common shares from its minority shareholder (OMERS), Recipe's acquisition of the non-controlling interests in The Keg, and open market purchases of Fairfax Africa subordinate voting shares.

Issuance of subsidiary common shares to non-controlling interests of $103.1 primarily reflected Fairfax Africa's secondary public offering.

Dividends paid to non-controlling interests of $159.5 primarily reflected dividends paid by Allied World, Brit, Grivalia Properties (deconsolidated on May 17, 2019) and Recipe to their minority shareholders.

    Contractual Obligations

For details of the company's contractual obligations, including the maturity profile of its financial liabilities, please see note 24 (Financial Risk Management, under the heading "Liquidity Risk") to the consolidated financial statements for the year ended December 31, 2019.

    Contingencies and Commitments

For a full description of these matters, please see note 20 (Contingencies and Commitments) to the consolidated financial statements for the year ended December 31, 2019.

Accounting and Disclosure Matters

    Management's Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of the company's Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), the company conducted an evaluation of the effectiveness of its disclosure controls and procedures as of December 31, 2019, as required by Canadian and U.S. securities legislation. Disclosure controls and procedures are designed to ensure that the information required to be disclosed by the company in the reports it files or submits under securities legislation is recorded, processed, summarized and reported on a timely basis and that such information is accumulated and reported to the company's CEO and CFO, as appropriate, to allow required disclosures to be made in a timely fashion. Based on their evaluation, the CEO and CFO have concluded that as of December 31, 2019, the company's disclosure controls and procedures were effective.

    Management's Report on Internal Control Over Financial Reporting

The company's management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934 and under National Instrument 52-109). The company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). A company's internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS as issued by the IASB, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The company's management assessed the effectiveness of the company's internal control over financial reporting as of December 31, 2019. In making this assessment, the company's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control – Integrated

Framework (2013). Based on this assessment, except as described below under "Limitation on scope of design and evaluation", the company's management, including the CEO and CFO, concluded that, as of December 31, 2019, the company's internal control over financial reporting was effective based on the criteria in Internal Control – Integrated Framework (2013) issued by COSO.

Pursuant to the requirements of the Securities Exchange Act of 1934, the effectiveness of the company's internal control over financial reporting as of December 31, 2019 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in its report which appears within this Annual Report.

    Limitation on scope of design and evaluation

On April 17, 2019 the company acquired AGT Food and Ingredients Inc. ("AGT") and commenced consolidating AGT in the company's financial reporting. Management has determined to limit the scope of the design and evaluation of the company's internal control over financial reporting to exclude the controls, policies and procedures of AGT, the results of which are included in the consolidated financial statements of the company for the year ended December 31, 2019. This scope limitation is in accordance with Canadian and U.S. securities laws, which allow an issuer to limit its design and evaluation of internal control over financial reporting to exclude the controls, policies and procedures of a company acquired not more than 365 days before the end of the financial period to which the applicable certifications relate. The operations of AGT represented approximately 3.7% of the company's consolidated income for the year ended December 31, 2019 and represented approximately 1.6% and 1.9% of the company's consolidated assets and liabilities respectively as at December 31, 2019. The table that follows presents a summary of financial information for AGT.

For the period April 17, 2019 to December 31, 2019
Income	800.9

Net loss	(43.6)

As at December 31, 2019
Assets
Portfolio investments	29.7
Goodwill and intangible assets	233.7
Other assets(1)	871.7

1,135.1

Liabilities
Accounts payable and accrued liabilities	190.9
Short sale and derivative obligations	55.5
Due to affiliates	276.0
Deferred income taxes	36.4
Borrowings	432.8

991.6

Equity	143.5

1,135.1

(1)
Primarily comprised of premises and equipment, accounts receivable and inventory.

    Critical Accounting Estimates and Judgments

Please see note 4 (Critical Accounting Estimates and Judgments) to the consolidated financial statements for the year ended December 31, 2019.

    Significant Accounting Policy Changes

For a detailed description of the company's accounting policies and changes thereto during 2019, please see note 3 (Summary of Significant Accounting Policies) to the consolidated financial statements for the year ended December 31, 2019.

    Future Accounting Changes

Certain new IFRS standards may have a significant impact on the company's consolidated financial reporting in the future. Each of those standards will require a moderate to high degree of implementation effort within the next three years as described below. The company does not expect to adopt any of these new standards in advance of their respective effective dates. New standards and amendments that have been issued but are not yet effective are described in note 3 (Summary of Significant Accounting Policies) to the consolidated financial statements for the year ended December 31, 2019.

IFRS 17 Insurance Contracts ("IFRS 17")

On May 18, 2017 the IASB issued IFRS 17, a comprehensive standard that provides guidance on the recognition, measurement, presentation and disclosure of insurance contracts. IFRS 17 requires entities to measure insurance contract liabilities at their current estimates of fulfillment cash flows using one of three approaches and to discount loss reserves. The standard is effective for the company on January 1, 2021 and must be applied retrospectively with restatement of comparatives unless impracticable. On June 26, 2019 the IASB published an exposure draft proposing targeted amendments to IFRS 17, including a tentative deferral of the effective date to January 1, 2022. The company will continue to monitor the IASB's developments and assess the effect of any changes to IFRS 17 on the company's implementation plan.

Of the three measurement approaches permitted by IFRS 17, the general measurement model and the premium allocation approach (a simplified model for short-duration contracts) are expected to be applicable for substantially all of the company's insurance and reinsurance contracts. The need for current estimates of cash flows and discount rates at each reporting period and the additional disclosure requirements in the consolidated financial statements are expected to significantly increase operational complexity.

The company's adoption of IFRS 17 is progressing as planned. As a result of having commenced financial impact assessments at the company's largest insurance and reinsurance subsidiaries in 2018, the company in 2019 focused its efforts on analyzing accounting policy choices and considering the design and requirements of new information technology and accounting solutions. Significant effort in 2020 will be devoted to implementing, testing and refining information technology and accounting solutions, selecting accounting policies and mapping process changes. Parallel reporting is planned for testing late in 2020 and will continue throughout 2021 for compliance by the proposed effective date of January 1, 2022.

Risk Management

    Overview

The primary goals of the company's financial risk management program are to ensure that the outcomes of activities involving elements of risk are consistent with the company's objectives and risk tolerance, while maintaining an appropriate balance between risk and reward and protecting the company's consolidated balance sheet from events that have the potential to materially impair its financial strength. Please see note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2019 for a detailed discussion of the company's risk management policies.

    Issues and Risks

The following issues and risks, among others, should be considered in evaluating the outlook of the company. For further detail about the company's issues and risks, please see Risk Factors in Fairfax's most recent Short Form Base Shelf Prospectus and Supplements filed with the securities regulatory authorities in Canada, which are available on SEDAR at www.sedar.com.

Claims Reserves

Reserves are maintained to cover the estimated ultimate unpaid liability for losses and loss adjustment expenses with respect to reported and unreported claims incurred as of the end of each accounting period. The company's success is dependent upon its ability to accurately assess the risks associated with the businesses being insured or reinsured. Failure to accurately assess the risks assumed may lead to the setting of inappropriate premium rates and establishing reserves that are inadequate to cover losses. This could adversely affect the company's net earnings and financial condition.

Reserves do not represent an exact calculation of liability, but instead represent estimates at a point in time involving actuarial and statistical projections of the company's expectations of the ultimate settlement and administration costs of claims incurred. Establishing an appropriate level of claims reserves is an inherently uncertain process. Both proprietary and commercially available actuarial models, as well as historical insurance industry loss development patterns, are utilized to establish appropriate claims reserves. The company's management of pricing risk is discussed in note 24 (Financial Risk Management), and management of claims reserves is discussed in note 4 (Critical Accounting Estimates and Judgments) and note 8 (Insurance Contract Liabilities), to the consolidated financial statements for the year ended December 31, 2019.

Catastrophe Exposure

The company's insurance and reinsurance operations are exposed to claims arising out of catastrophes. Catastrophes can be caused by various events, including natural events such as hurricanes, windstorms, earthquakes, tornadoes, hailstorms, severe winter weather and fires, and unnatural events such as terrorist attacks and riots. The incidence and severity of catastrophes are inherently unpredictable.

The extent of losses from a catastrophe is a function of both the total amount of insured exposure in the area affected by the event and the severity of the event. Most catastrophes are restricted to small geographic areas; however, hurricanes, windstorms and earthquakes may produce significant damage in large, heavily populated areas. Catastrophes can cause losses in a variety of property and casualty lines, including losses relating to business interruptions occurring in the same geographic area as the catastrophic event or in the other geographic areas. It is possible that a catastrophic event or multiple catastrophic events could have a material adverse effect upon the company's financial condition, profitability or cash flows. The company believes that increases in the value and geographic concentration of insured property, higher construction costs due to labour and raw material shortages following a significant catastrophe event, and climate change could increase the severity of claims from catastrophic events in the future. The company's management of catastrophe risk is discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2019.

Investment Portfolio

Investment returns are an important part of the company's overall profitability as the company's operating results depend in part on the performance of its investment portfolio. The company's investment portfolio includes bonds and other debt instruments, common stocks, preferred stocks and derivative instruments. Accordingly, fluctuations in the fixed income or equity markets could impair the company's financial condition, profitability or cash flows. Investment income is derived from interest and dividends, together with net gains or losses on investments. The portion derived from net gains or losses on investments generally fluctuates from year to year and is typically a less predictable source of investment income than interest and dividends, particularly in the short term. The return on the portfolio and the risks associated with the investments are affected by the asset mix, which can change materially depending on market conditions.

The ability of the company to achieve its investment objectives is affected by general economic conditions that are beyond its control. General economic conditions can adversely affect the markets for interest-rate-sensitive securities, including the extent and timing of investor participation in such markets, the level and volatility of interest rates and, consequently, the value of fixed income securities. Interest rates are highly sensitive to many factors, including governmental monetary policies, domestic and international economic and political conditions and other factors beyond the company's control. General economic conditions, stock market conditions and many other factors can also adversely affect the equity markets and, consequently, the value of the equities owned. In addition, defaults by third parties who fail to pay or perform on their obligations could reduce the company's investment income and net gains on investment or result in investment losses. The company's management of credit risk, liquidity risk, market risk and interest rate risk is discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2019.

Cyclical Nature of the Property & Casualty Business

The financial performance of the insurance and reinsurance industries has historically tended to fluctuate due to competition, frequency of occurrence or severity of catastrophic events, levels of capacity, general economic conditions and other factors. Demand for insurance and reinsurance is influenced significantly by underwriting results of primary insurers and prevailing general economic conditions. Factors such as changes in the level of employment, wages, consumer spending, business investment and government spending, the volatility and strength of the global capital markets and inflation or deflation all affect the business and economic environment and, ultimately, the demand for insurance and reinsurance products, and therefore may affect the company's net earnings, financial position or cash flows.

The property and casualty insurance business historically has been characterized by periods of intense price competition due to excess underwriting capacity, as well as periods when shortages of underwriting capacity have permitted attractive premium levels. The company expects to continue to experience the effects of this cyclicality, which, during down periods, could significantly reduce the amount of premiums the company writes and could harm its financial position, profitability or cash flows.

In the reinsurance industry, the supply of reinsurance is related to prevailing prices and levels of surplus capacity that, in turn, may fluctuate in response to changes in rates of return being realized. It is possible that premium rates or other terms and conditions of trade could vary in the future, that the present level of demand will not continue because insurers, including the larger insurers created by industry consolidation, may require less reinsurance or that the present level of supply of reinsurance could increase as a result of capital provided by existing reinsurers or alternative forms of reinsurance capacity entering the market from recent or future market entrants. If any of these events transpire, the profitability of the company's reinsurance business could be adversely affected.

The company actively manages its operations to withstand the cyclical nature of the property and casualty business by maintaining sound liquidity and strong capital management as discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2019.

Latent Claims

The company has established loss reserves for asbestos, environmental and other latent claims that represent its best estimate of ultimate claims and claims adjustment expenses based upon known facts and current law. As a result of significant issues surrounding liabilities of insurers, risks inherent in major litigation and diverging legal interpretations and judgments in different jurisdictions, actual liability for these types of claims could exceed the loss reserves set by the company by an amount that could be material to the company's financial condition, profitability or cash flows in future periods.

The company's exposure to asbestos, environmental and other latent claims is discussed in the Asbestos, Pollution and Other Hazards section of this MD&A. The company's management of reserving risk is discussed in note 24 (Financial Risk Management) and in note 8 (Insurance Contract Liabilities) to the consolidated financial statements for the year ended December 31, 2019.

Recoverable from Reinsurers and Insureds

Most insurance and reinsurance companies reduce their exposure to any individual claim by reinsuring amounts in excess of their maximum desired retention. Reinsurance is an arrangement in which an insurer, called the cedant, transfers insurance risk to another insurer, called the reinsurer, which accepts the risk in return for a premium payment. This third party reinsurance does not relieve the company, as a cedant, of its primary obligation to the insured. Recoverable from reinsurers balances may become an issue mainly due to reinsurer solvency and credit concerns, due to the potentially long time period over which claims may be paid and the resulting recoveries are received from the reinsurers, or due to policy disputes. If reinsurers are unwilling or unable to pay amounts due under reinsurance contracts, the company will incur unexpected losses and its operations, financial positions and cash flows will be adversely affected. The credit risk associated with the company's reinsurance recoverable balances is described in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2019 and in the Recoverable from Reinsurers section of this MD&A.

The company's insurance and reinsurance companies write certain insurance policies, such as large deductible policies (policies where the insured retains a specific amount of any potential loss), in which the insured must reimburse the company's insurance and reinsurance companies for certain losses. Accordingly, the company's insurance and reinsurance companies bear credit risk on these policies as there is no assurance that the insureds will provide reimbursement on a timely basis or at all.

Ratings

Financial strength and credit ratings by the major North American rating agencies are important factors in establishing competitive position for insurance and reinsurance companies. Third-party rating agencies assess and rate the claims-paying ability of reinsurers and insurers based upon the criteria of such rating agencies. Periodically the rating agencies evaluate the company's insurance and reinsurance subsidiaries to confirm that they continue to meet the criteria of the ratings previously assigned to them. The claims-paying ability ratings assigned by rating agencies to insurance or reinsurance companies represent independent opinions of financial strength and ability to meet policyholder obligations. A downgrade in these ratings could lead to a significant reduction in the number of insurance policies the company's insurance subsidiaries write and could cause early termination of contracts written by the company's reinsurance subsidiaries or a requirement for them to post collateral at the direction of their counterparts. A downgrade of the company's long term debt ratings by the major rating agencies could require the company and/or its subsidiaries to accelerate their cash settlement obligations for certain derivative transactions to which they are a party, and could result in the termination of certain other derivative transactions. In addition, a downgrade of the company's credit rating may affect the cost and availability of unsecured financing. Ratings are subject to periodic review at the discretion of each respective rating agency and may be revised downward or revoked at their sole discretion. Rating agencies may also increase their scrutiny of rated companies, revise their rating standards or take other action. The company has dedicated personnel that manage the company's relationships with its various rating agencies.

Acquisitions and Divestitures

The company may periodically and opportunistically acquire other insurance and reinsurance companies or execute other strategic initiatives developed by management. Although the company undertakes due diligence prior to the completion of an acquisition, it is possible that unanticipated factors could arise and there is no assurance that the anticipated financial or strategic objectives following an integration effort or the implementation of a strategic initiative will be achieved, which could adversely affect the company's financial condition, profitability or cash flows. The company may periodically explore opportunities to make strategic investments in all or part of certain businesses or companies. Acquisitions may involve a number of special risks, including failure to retain key personnel, unanticipated events or circumstances and legal liabilities, some or all of which could have a material adverse effect on the company's business, results of operations and financial position. The company cannot be sure that any acquired businesses will achieve the anticipated revenues, income and synergies. Failure on the company's part to manage its acquisition strategy successfully could have a material adverse effect on its business, results of operations and financial position. The company cannot be sure that it will be able to identify appropriate targets, profitably manage additional businesses or successfully integrate any acquired business into its operations.

The strategies and performance of operating companies, and the alignment of those strategies throughout the organization, are regularly assessed through various processes undertaken by senior management and the company's Board of Directors. The company's recent acquisitions and divestitures are discussed in note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2019.

Derivative Instruments

The company may be a counterparty to various derivative instruments, primarily for general protection against declines in the fair value of its financial assets. Derivative instruments may be used to manage or reduce risks or as a cost-effective way to synthetically replicate the investment characteristics of an otherwise permitted investment. The market value and liquidity of these investments are volatile and may vary dramatically up or down in short periods, and their ultimate value will therefore only be known upon their disposition or settlement.

The company's use of derivative instruments is governed by its investment policies and exposes the company to a number of risks, including credit risk, interest rate risk, liquidity risk, inflation risk, market risk, basis risk and counterparty risk, although these risks are diminished because the company's principal use of derivative instruments is to hedge exposures to various risks. The company endeavors to limit counterparty risk through diligent selection of counterparties to its derivative instruments and through the terms of agreements negotiated with counterparties. Pursuant to these agreements, both parties are required to deposit eligible collateral in collateral accounts for either the benefit of the company or the counterparty depending on the current fair value or change in the fair value of the derivative contract.

The company may not be able to realize its investment objectives with respect to derivative instruments, which could have an adverse effect upon its financial position, profitability or cash flows. The company's use of derivatives is discussed in note 7 (Short Sales and Derivatives) and its management of credit risk, liquidity risk, market risk and interest rate risk is discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2019.

Economic Hedging Strategies

The company may use derivative instruments from time to time to manage or reduce its exposure to credit risk and various market risks, including interest rate risk, equity market risk, inflation/deflation risk and foreign currency risk. The company may choose to hedge risks associated with a specific financial instrument, asset or liability or at a macro level to hedge systemic financial risk and the impact of potential future economic crisis and credit related problems on its operations and the value of its financial assets. Credit default swaps, total return swaps and consumer price index-linked derivative instruments have been used in the past to hedge macro level risks. The company's use of derivatives is discussed in note 7 (Short Sales and Derivatives) to the consolidated financial statements for the year ended December 31, 2019.

The company's derivative instruments may expose it to basis risk. Basis risk is the risk that the fair value or cash flows of derivative instruments applied as economic hedges will not experience changes in exactly the opposite directions from those of the underlying hedged exposure. This imperfect correlation may adversely impact the net effectiveness of the hedge and may diminish the financial viability of maintaining the hedging strategy and therefore adversely impact the company's financial condition, profitability or cash flows.

The company regularly monitors the prospective and retrospective effectiveness of its economic hedging instruments and will adjust the amount and/or type of hedging instruments as required to achieve its risk management goals. The management of credit risk and various market risks is discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2019.

Competition

The property and casualty insurance industry and the reinsurance industry are both highly competitive, and will likely remain highly competitive in the foreseeable future. Competition in these industries is based on many factors, including premiums charged and other terms and conditions offered, products and services provided, commission structure, financial ratings assigned by independent rating agencies, speed of claims payment, reputation, selling effort, perceived financial strength and the experience of the insurer or reinsurer in the line of insurance or reinsurance to be written. The company competes with a large number of Canadian, U.S. and foreign insurers and reinsurers, as well as certain underwriting syndicates, some of which have greater financial, marketing and management resources than the company. In addition, some financial institutions, such as banks, are now able to offer services similar to those offered by the company's reinsurance subsidiaries while in recent years, capital market participants have also created alternative products that are intended to compete with reinsurance products.

Consolidation within the insurance industry could result in insurance and reinsurance market participants using their market power to implement price reductions. If competitive pressures compel the company to reduce its prices, the company's operating margins would decrease. As the insurance industry consolidates, competition for customers could become more intense and the importance of acquiring and properly servicing each customer could become greater, causing the company to incur greater expenses relating to customer acquisition and retention and further reducing operating margins. The company's management of pricing risk is discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2019.

Emerging Claim and Coverage Issues

The provision for claims is an estimate and may be found to be deficient, perhaps very significantly, in the future as a result of unanticipated frequency or severity of claims or for a variety of other reasons including unpredictable jury verdicts, expansion of insurance coverage to include exposures not contemplated at the time of policy issue (as was the case with asbestos and pollution exposures), extreme weather events, civil unrest and pandemic. Unanticipated developments in the law as well as changes in social and environmental conditions could result in unexpected claims for coverage under insurance and reinsurance contracts. With respect to casualty lines of business, these legal, social and environmental changes may not become apparent until some time after their occurrence.

The full effects of these and other unforeseen emerging claim and coverage issues are extremely hard to predict. As a result, the full extent of the company's liability under its coverages, and in particular its casualty insurance policies and reinsurance contracts, may not be known until many years after a policy or contract is issued. The company's exposure to this uncertainty is greatest in its "long-tail" casualty lines of business where claims can typically be made for many years, rendering them more susceptible to these trends than in the property insurance lines of business, which is more typically "short-tail". In addition, the company could be adversely affected by the growing trend of plaintiffs targeting participants in the property-liability insurance industry in purported class action litigation relating to claims handling and other practices.

The company seeks to limit its loss exposure by employing a variety of policy limits and other terms and conditions and through prudent underwriting of each program written. Loss exposure is also limited by geographic diversification. The company's management of reserving risk is discussed in note 24 (Financial Risk Management) and in note 8 (Insurance Contract Liabilities) to the consolidated financial statements for the year ended December 31, 2019 and in the Asbestos, Pollution and Other Hazards section of this MD&A.

Holding Company Liquidity

Fairfax is a holding company that conducts substantially all of its business through its subsidiaries and receives substantially all of its earnings from them. The holding company controls the operating insurance and reinsurance companies, each of which must comply with applicable insurance regulations of the jurisdictions in which it operates. Each operating company must maintain reserves for losses and loss adjustment expenses to cover the risks it has underwritten.

Although substantially all of the holding company's operations are conducted through its subsidiaries, none of its subsidiaries are obligated to make funds available to the holding company for payment of its outstanding debt. Accordingly, the holding company's ability to meet financial obligations, including the ability to make payments on outstanding debt, is dependent on the distribution of earnings from its subsidiaries. The ability of subsidiaries to pay dividends in the future will depend on their statutory surplus, on earnings and on regulatory restrictions. Dividends, distributions or returns of capital to the holding company are subject to restrictions set forth in the insurance laws and regulations of the countries where the company operates (principally the U.S., Canada, the United Kingdom and Bermuda) (in each case, including the provinces, states or other jurisdictions therein) and is affected by the subsidiaries' credit agreements, indentures, rating agencies, the discretion of insurance regulatory authorities and capital support agreements with subsidiaries. The holding company strives to be soundly financed and maintains high levels of liquid assets as discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2019 and in the Liquidity section of this MD&A.

Access to Capital

The company's future capital requirements depend on many factors, including its ability to successfully write new business and to establish premium rates and reserves at levels sufficient to cover losses. To the extent that the funds generated by the company's business are insufficient to fund future operations, additional funds may need to be raised through equity or debt financings. If the company requires additional capital or liquidity but cannot obtain it on reasonable terms or at all, its business, financial condition and profitability would be materially adversely affected.

The company's ability and/or the ability of its subsidiaries to obtain additional financing for working capital, capital expenditures or acquisitions in the future may also be limited under the terms of the revolving credit facility discussed in note 15 (Borrowings) to the consolidated financial statements for the year ended December 31, 2019. The revolving credit facility contains various covenants that may restrict, among other things, the company's ability or the ability of its subsidiaries to incur additional indebtedness, to create liens or other encumbrances and to sell or otherwise dispose of assets and merge or consolidate with another entity. In addition, the revolving credit facility contains certain financial covenants that require the company to maintain a ratio of consolidated debt to consolidated capitalization of not more than 0.35:1 and consolidated shareholders' equity of not less than

$9.5 billion, both calculated as defined in the financial covenants. A failure to comply with the obligations and covenants under the revolving credit facility could result in an event of default under such agreement which, if not cured or waived, could permit acceleration of indebtedness, including other indebtedness of the holding company or its subsidiaries. If such indebtedness were to be accelerated, there can be no assurance that the company's assets would be sufficient to repay that indebtedness in full. This risk is mitigated by maintaining high levels of liquid assets at the holding company. The company's management of liquidity risk is discussed further in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2019 and in the Liquidity section of this MD&A.

Key Employees

The company is substantially dependent on a small number of key employees, including its Chairman, Chief Executive Officer and significant shareholder, Mr. Prem Watsa, and the senior management of the company and its operating subsidiaries. The industry experience and reputations of these individuals are important factors in the company's ability to attract new business. The company's success has been, and will continue to be, dependent on its ability to retain the services of existing key employees and to attract and retain additional qualified personnel in the future. At the operating subsidiaries, employment agreements have been entered into with key employees. The company does not maintain key employee insurance with respect to any of its employees.

Cost of Reinsurance and Adequate Protection

The company uses reinsurance arrangements, including reinsurance of its own reinsurance business purchased from other reinsurers, referred to as retrocessionaires, to help manage its exposure to property and casualty risks. The availability of reinsurance and the rates charged by reinsurers are subject to prevailing market conditions, both in terms of price and available capacity, which can affect the company's business volume and profitability. Reinsurance companies can also add or exclude certain coverages from, or alter terms in, the policies they offer. Reinsurers may also impose terms, such as lower per occurrence and aggregate limits, on primary insurers that are inconsistent with corresponding terms in the policies written by these primary insurers. As a result, the company's insurance subsidiaries, like other primary insurance companies, increasingly are writing insurance policies which to some extent do not have the benefit of reinsurance protection. These gaps in reinsurance protection expose the company to greater risk and greater potential losses.

The rates charged by reinsurers and the availability of reinsurance to the company's subsidiaries will generally reflect the recent loss experience of the company and of the industry overall. Currently, reinsurance pricing has remained firm as a result of catastrophe losses in recent years, the effects of social inflation in the United States and the low interest rate environment. The retrocession market continues to experience the most significant rate increases due to the catastrophe activity in recent years. Each of the company's insurance and reinsurance subsidiaries continue to evaluate the relative costs and benefits of accepting more risk on a net basis, reducing exposure on a direct basis, and paying additional premiums for reinsurance.

Regulatory, Political and other Influences

The insurance and reinsurance industries are highly regulated and are subject to changing political, economic and regulatory influences. These factors affect the practices and operation of insurance and reinsurance organizations. Federal, state and provincial governments in the United States and Canada, as well as governments in foreign jurisdictions in which the company operates, have periodically considered programs to reform or amend the insurance systems at both the federal and local levels. For example, in recent years the company has had to implement the following: new regulatory capital guidelines for the company's European operations due to Solvency II; the Dodd-Frank Act created a new framework for regulation of over-the-counter derivatives in the United States which could increase the cost of the company's use of derivatives for investment and hedging purposes; the activities of the International Association of Insurance Supervisors has resulted in additional regulatory oversight of the company; and the Canadian and U.S. insurance regulators' Own Risk and Solvency Assessment ("ORSA") initiatives have required the company's North American operations to perform self-assessments of the capital available to support their business risks. Such initiatives could adversely affect the financial results of the company's subsidiaries, including their ability to pay dividends, cause unplanned modifications of products or services, or result in delays or cancellations of sales of products and services by insurers or reinsurers. Insurance industry participants may respond to changes by reducing their investments or postponing investment decisions, including investments in the company's products and services. The company's management of the risks associated with its capital within the various regulatory regimes in which it operates is discussed in note 24 (Financial Risk Management, under the heading of "Capital Management") to the consolidated financial statements for the year ended December 31, 2019 and in the "Capital Resources and Management" section of this MD&A.

Economic Sanctions and Foreign Corrupt Practices

The company must comply with all applicable economic sanctions and anti-bribery laws and regulations, including those of Canada, the U.S., the United Kingdom, the European Union and other foreign jurisdictions where it operates. U.S. laws and regulations applicable to the company include the economic trade sanctions laws and regulations administered by the U.S. Department of the Treasury's Office of Foreign Assets Control, as well as certain laws administered by the U.S. Department of State. In addition, the company's business is subject to the Foreign Corrupt Practices Act and other anti-bribery laws such as the U.K. Bribery Act that generally bar corrupt payments or unreasonable gifts to foreign governments or officials. Failure to comply with applicable laws and regulations could expose the company to civil penalties, criminal penalties and other sanctions, including fines or other punitive actions. In addition, such violations could damage the company's business and/or reputation and therefore have a material adverse effect on the company's financial condition and results of operations. The company believes that its commitment to honesty and integrity, set out in its Guiding Principles and regularly communicated, and that the large number of its executives and employees who have served the company for a long time, significantly enhance the likelihood that it will comply with those laws and regulations. More specifically, the company has policies and controls in place that are designed to ensure compliance with these laws and regulations, including policies distributed annually to employees, controls and oversight at individual operating companies and company wide, and whistleblower programs that are monitored by senior management and the Board of Directors.

Information Requests or Proceedings by Government Authorities

From time to time, the insurance industry has been subject to investigations, litigation and regulatory activity by various insurance, governmental and enforcement authorities, concerning certain practices within the industry. The company sometimes receives inquiries and informational requests from insurance regulators in the jurisdictions in which its insurance and reinsurance subsidiaries operate. From time to time, consumer advocacy groups or the media also focus attention on certain insurance industry practices. The company cannot predict at this time the effect that investigations, litigation and regulatory activity or negative publicity from consumers or the media will have on the insurance or reinsurance industry or its business, or whether activities or practices currently thought to be lawful will be characterized in the future as unlawful or will become subject to negative scrutiny from consumer advocacy groups or the media. The company's involvement in any investigations and related lawsuits would cause it to incur legal costs and, if the company were found to have violated any laws, could be required to pay fines and damages, perhaps in material amounts. In addition, the company could be materially adversely affected by the negative publicity for the insurance industry related to any such proceedings, and by any new industry-wide regulations or practices that may result from such proceedings or publicity. It is possible that future investigations or related regulatory developments will mandate changes in industry practices in a fashion that increases the company's costs of doing business or requires the company to alter aspects of the manner in which it conducts its business. The company's internal and external legal counsels coordinate with operating companies in responding to information requests and government proceedings.

Regional or Geographical Limitations and Risks

The company's international operations are regulated in various jurisdictions with respect to licensing requirements, currency, amount and type of security deposits, amount and type of reserves, amount and type of local investment and other matters. International operations and assets held abroad may be adversely affected by political and other developments in foreign countries, including possibilities of tax changes, nationalization and changes in regulatory policy, as well as by consequences of hostilities and unrest. The risks of such occurrences and their overall effect upon the company vary from country to country and cannot easily be predicted.

The company regularly monitors for political and other changes in each country where it operates. The decentralized nature of the company's operations permits quick adaptation to, or mitigation of, evolving regional risks. Furthermore, the company's international operations are widespread and therefore not dependent on the economic stability of any one particular region.

Lawsuits

The company may, from time to time, become party to a variety of legal claims and regulatory proceedings including, but not limited to: disputes over coverage or claims adjudication; disputes regarding sales practices, disclosures, premium refunds, licensing, regulatory compliance and compensation arrangements; disputes with its agents, brokers or network providers over compensation and termination of contracts and related claims; regulatory actions relating to consumer pressure in relation to benefits realized by insurers; disputes with taxing authorities regarding its tax liabilities and tax assets; regulatory proceedings and litigation related to acquisitions or divestitures made or proposed by the company or its subsidiaries or in connection with subsidiaries in which the company holds an investment; and disputes relating to certain businesses acquired or disposed of by the company. The existence of such claims against the company or its affiliates, directors or officers could have various adverse effects, including negative publicity and the incurrence of significant legal expenses defending claims, even those without merit.

Operating companies manage day-to-day regulatory and legal risk primarily by implementing appropriate policies, procedures and controls. Internal and external legal counsels also work closely with the operating companies to identify and mitigate areas of potential regulatory and legal risk. The company's legal and regulatory matters are discussed in note 20 (Contingencies and Commitments) to the consolidated financial statements for the year ended December 31, 2019.

Technology Infrastructure

The company's business is highly dependent upon the successful and uninterrupted functioning of its computer and data processing systems which are relied upon to perform actuarial and other modeling functions necessary for writing business, to process and make claim payments and to process and summarize investment transactions. Third parties provide certain of the key components of the company's business infrastructure such as voice and data communications and network access. Given the high volume of transactions processed daily, the company is reliant on such third party provided services to successfully deliver its products and services. The failure of these systems could interrupt the company's operations or impact its ability to rapidly evaluate and commit to new business opportunities. If sustained or repeated, a system failure could result in the loss of existing or potential business relationships, or compromise the company's ability to pay claims in a timely manner.

In addition, a security breach of the company's computer systems could damage the company's reputation or result in liability. The company retains confidential information regarding its business dealings in its computer systems, including, in some cases, confidential personal information regarding insureds. Significant capital and other resources may be required to protect against security breaches or to alleviate problems caused by such breaches. Any well publicized compromise of security could deter people from conducting transactions that involve transmitting confidential information to the company's systems. Therefore, it is critical that these facilities and infrastructure remain secure and are perceived by the marketplace to be secure. This infrastructure may be vulnerable to physical break-ins, computer viruses, programming errors, attacks by third parties or similar disruptive problems. In addition, the company could be subject to liability if hackers were able to penetrate its network security or otherwise misappropriate confidential information.

The company has highly trained information technology staff that is committed to the continual development and maintenance of its technology infrastructure. Security measures, including data security programs to protect confidential personal information, have been implemented and are regularly upgraded. The company, together with its third party service providers, also maintains and regularly tests contingency plans for its technology infrastructure.

Systemic Cyber-Attacks

The company relies on information technology in virtually all aspects of its business. A significant disruption or failure of the company's information technology systems could result in service interruptions, safety failures, security violations, regulatory compliance failures, and inability to protect information and assets against intruders, and other operational difficulties. Attacks perpetrated against those information systems could result in loss of assets and critical information, potential breach of privacy laws, expose the company to remediation costs and reputational damage, and adversely affect the company's results of operations, financial condition and liquidity.

Cyber-attacks could further adversely affect the company's ability to operate facilities, information technology and business systems, or compromise confidential customer and employee information. Cyber-attacks resulting in political, economic, social or financial market instability or damage to or interference with the company's assets, or its customers or suppliers may result in business interruptions, lost revenue, higher commodity prices, disruption in fuel supplies, lower energy consumption, unstable markets, increased security and repair or other costs, any of which may affect the company's consolidated financial results. Furthermore, instability in the financial markets as a result of terrorism, sustained or significant cyber-attacks, or war could also adversely affect the company's ability to raise capital.

The company has taken steps intended to mitigate these risks, including implementation of cyber security and cyber resilience measures, business continuity planning, disaster recovery planning and business impact analysis, and regularly updates these plans and security measures.

Significant Shareholder

The company's Chairman and Chief Executive Officer, Mr. Prem Watsa, owns, directly or indirectly, or exercises control or direction over shares representing approximately 42.5% of the voting power of the company's outstanding shares. Mr. Watsa has the ability to substantially influence certain actions requiring shareholder approval, including approving a business combination or consolidation, liquidation or sale of assets, electing members of the Board of Directors and adopting amendments to articles of incorporation and by-laws.

Amendments were made to the terms of the company's multiple voting shares, which are controlled by Mr. Watsa, in August of 2015 having the effect of preserving the voting power represented by the multiple voting shares at 41.8% even if additional subordinate voting shares are issued in the future. The amendments are described in note 16 (Total Equity) to the consolidated financial statements for the year ended December 31, 2015 and in the company's annual information form filed with the securities regulatory authorities in Canada, which are available on SEDAR at www.sedar.com.

Foreign Exchange

The company's reporting currency is the U.S. dollar. A portion of the company's premiums and expenses are denominated in foreign currencies and a portion of assets (including investments) and loss reserves are also denominated in foreign currencies. The company may, from time to time, experience losses resulting from fluctuations in the values of foreign currencies (including when certain foreign currency assets and liabilities of the company are hedged) which could adversely affect the company's financial condition, profitability or cash flows. The company's management of foreign currency risk is discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2019.

Reliance on Distribution Channels

The company uses brokers to distribute its business and in some instances will distribute through agents or directly to customers. The company may also conduct business through third parties such as managing general agents where it is cost effective to do so and where the company can control the underwriting process to ensure its risk management criteria are met. Each of these channels has its own distinct distribution characteristics and customers. A large majority of the company's business is generated by brokers (including international reinsurance brokers with respect to the company's reinsurance operations), with the remainder split among the other distribution channels. This is substantially consistent across the company's insurance and reinsurance subsidiaries.

The company's insurance operations have relationships with many different types of brokers including independent retail brokers, wholesale brokers and national brokers depending on the particular jurisdiction, while the company's reinsurance operations are dependent primarily on a limited number of international reinsurance brokers. The company transacts business with these brokers on a non-exclusive basis. These independent brokers also transact the business of the company's competitors and there can be no assurance as to their continuing commitment to distribute the company's insurance and reinsurance products. The continued profitability of the company depends, in part, on the marketing efforts of independent brokers and the ability of the company to offer insurance and reinsurance products and maintain financial ratings that meet the requirements and preferences of such brokers and their policyholders.

Because the majority of the company's brokers are independent, there is limited ability to exercise control over them. In the event that an independent broker exceeds its authority by binding the company on a risk which does not comply with the company's underwriting guidelines, the company may be at risk for that policy until the application is received and a cancellation effected. Although to date the company has not experienced a material loss from improper use of binding authority by its brokers, any improper use of such authority may result in losses that could have a material adverse effect on the business, financial condition, profitability or cash flows of the company. The company's insurance and reinsurance subsidiaries closely manage and monitor broker relationships and regularly audit broker compliance with the company's established underwriting guidelines.

Goodwill, Indefinite-lived Intangible Assets and Investments in Associates

The goodwill, indefinite-lived intangible assets and investments in associates on the company's consolidated balance sheet originated from various acquisitions and investments made by the company or its operating subsidiaries. Continued profitability and achievement of financial plans by acquired businesses and associates is a key consideration for there to be no impairment in the carrying value of goodwill, indefinite-lived intangible assets and investments in associates. An intangible asset may be impaired if the economic benefit to be derived from its use is unexpectedly diminished. An investment in associate is considered to be impaired if its carrying value exceeds its recoverable amount (the higher of the associate's fair value and value-in-use).

Management regularly reviews the current and expected profitability of operating companies and associates and their success in achieving financial plans when assessing the carrying value of goodwill, indefinite-lived intangible assets and investments in associates. The carrying values of goodwill and indefinite-lived intangible assets are tested for impairment at least annually or more often if events or circumstances indicate there may be impairment. Investments in associates with carrying values that exceed their fair values are tested for impairment using value-in-use discounted cash flow models at each reporting date. The company's goodwill and indefinite-lived intangible assets, and their annual impairment tests, are described in note 12 (Goodwill and Intangible Assets), and the company's investments in associates and the results of value-in-use analyses are described in note 6 (Investments in Associates), to the consolidated financial statements for the year ended December 31, 2019.

Taxation

Realization of deferred income tax assets is dependent upon the generation of taxable income in those jurisdictions where the relevant tax losses and temporary differences exist. Failure to achieve projected levels of profitability could lead to a reduction in the company's deferred income tax asset if it is no longer probable that the amount of the asset will be realized.

The company is subject to income taxes in Canada, the U.S. and many foreign jurisdictions where it operates, and the company's determination of its tax liability is subject to review by applicable domestic and foreign tax authorities. While the company believes its tax positions to be reasonable, where the company's interpretations differ from those of tax authorities or the timing of realization is not as expected, the provision for income taxes may increase or decrease in future periods to reflect actual experience.

The company has specialist tax personnel responsible for assessing the income tax consequences of planned transactions and events and undertaking the appropriate tax planning. The company also consults with external tax professionals as needed. Tax legislation of each jurisdiction in which the company operates is interpreted to determine the provision for income taxes and expected timing of the reversal of deferred income tax assets and liabilities. The company's deferred tax assets are described in note 18 (Income Taxes) to the consolidated financial statements for the year ended December 31, 2019.

Technological Changes

Technological changes could have unpredictable effects on the insurance and reinsurance industries. It is expected that new services and technologies will continue to emerge that will affect the demand for insurance and reinsurance products and services, the premiums payable, the profitability of such products and services and the risks associated with underwriting certain lines of business, including new lines of business. Failure to understand evolving technologies, or to position the company in the appropriate direction, or to deploy new products and services in a timely way that considers customer demand and competitor activities could have an adverse impact on the company's business, financial condition, profitability or cash flows. The company maintains an innovation working group comprised of members with diverse backgrounds from across its global operating companies to regularly assess new services and technologies that may be applicable or disruptive to the insurance and reinsurance industries.

Guaranty Funds and Shared Markets

Virtually all U.S. states require insurers licensed to do business in their state to bear a portion of the loss suffered by some insureds as a result of impaired or insolvent insurance companies. Many states also have laws that establish second-injury funds to provide compensation to injured employees for aggravation of a prior condition or injury, which are funded by either assessments based on paid losses or premium surcharge mechanisms. In addition, as a condition to the ability to conduct business in various jurisdictions, the company's insurance subsidiaries are required to participate in mandatory property and casualty shared market mechanisms or pooling arrangements, which provide various types of insurance coverage to individuals or other entities that otherwise are unable to purchase that coverage from private insurers. The effect of these assessments and mandatory shared-market mechanisms or changes in them could reduce the profitability of the company's U.S. insurance subsidiaries in any given period or limit their ability to grow their business. Similarly, the company's Canadian insurance subsidiaries contribute to mandatory guaranty funds that protect insureds in the event of a Canadian property and casualty insurer becoming insolvent, and certain of the company's Asian insurance subsidiaries participate in mandatory pooling arrangements in their local markets.

Other

    Quarterly Data (unaudited)

Years ended December 31

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
2019
Income	5,632.6	5,441.3	4,925.9	5,533.0	21,532.8
Net earnings	814.6	579.5	74.4	502.7	1,971.2
Net earnings attributable to shareholders of Fairfax	769.2	494.3	68.6	672.0	2,004.1
Net earnings per share	$28.04	$17.94	$2.13	$24.62	$72.80
Net earnings per diluted share	$26.98	$17.18	$2.04	$23.58	$69.79
2018(1)
Income	4,926.4	4,210.4	4,441.0	4,179.9	17,757.7
Net earnings (loss)	1,038.0	83.9	149.2	(453.2)	817.9
Net earnings (loss) attributable to shareholders of Fairfax	684.3	63.1	106.2	(477.6)	376.0
Net earnings (loss) per share	$24.27	$1.88	$3.46	$(17.89)	$12.03
Net earnings (loss) per diluted share	$23.60	$1.82	$3.34	$(17.89)	$11.65
(1)
Periods prior to 2019 have not been restated for the adoption of IFRS 16 Leases on January 1, 2019 as described in note 3 (Summary of Significant Accounting Policies) to the consolidated financial statements for the year ended December 31, 2019.

Income of $5,632.6 in the first quarter of 2019 increased from $4,926.4 in the first quarter of 2018 principally as a result of increases in net premiums earned (including the impact of Run-off's first quarter 2019 reinsurance transaction), share of profit of associates, interest and dividends and other revenue, partially offset by lower net gains on investments. The increase in net earnings attributable to shareholders of Fairfax to $769.2 (net earnings of $28.04 per basic share and $26.98 per diluted share) in the first quarter of 2019 from $684.3 (net earnings of $24.27 per basic share and $23.60 per diluted share) in the first quarter of 2018 principally reflected significant net gains on investments and decreased net earnings attributable to non-controlling interests (principally due to non-controlling interests' share of the net gain from re-measurement of Quess upon its deconsolidation in the first quarter of 2018), partially offset by a higher provision for income taxes.

Income of $5,441.3 in the second quarter of 2019 increased from $4,210.4 in the second quarter of 2018, principally as a result of increases in net premiums earned, interest and dividends, net gains on investments and other revenue. The increase in net earnings attributable to shareholders of Fairfax to $494.3 (net earnings of $17.94 per basic share and $17.18 per diluted share) in the second quarter of 2019 from $63.1 (net earnings of $1.88 per basic share and $1.82 per diluted share) in the second quarter of 2018 primarily reflected significant net gains on investments and higher share of profit of associates, partially offset by a higher provision for income taxes.

Income of $4,925.9 in the third quarter of 2019 increased from $4,441.0 in the third quarter of 2018, principally as a result of increases in net premiums earned and other revenue, partially offset by net losses on investments. The decrease in net earnings attributable to shareholders of Fairfax to $68.6 (net earnings of $2.13 per basic share and $2.04 per diluted share) in the third quarter of 2019 from $106.2 (net earnings of $3.46 per basic share and $3.34 per diluted share) in the third quarter of 2018 primarily reflected net losses on investments, partially offset by higher share of profit of associates.

Income of $5,533.0 in the fourth quarter of 2019 increased from $4,179.9 in the fourth quarter of 2018, principally as a result of net gains on investments in the fourth quarter of 2019 compared to net losses on investments in the fourth quarter of 2018 and higher other revenue, partially offset by share of loss of associates in the fourth quarter of 2019 compared to share of profit of associates in the fourth quarter of 2018. The net earnings attributable to shareholders of Fairfax of $672.0 (net earnings of $24.62 per basic share and $23.58 per diluted share) in the fourth quarter of 2019 compared to net loss attributable to shareholders of Fairfax of $477.6 (net loss of $17.89 per basic share and diluted share) in the fourth quarter of 2018 primarily reflected net gains on investments in the fourth quarter of 2019 compared to net losses on investments in the fourth quarter of 2018 and higher underwriting profit.

Operating results at the company's insurance and reinsurance operations continue to be affected by a difficult competitive environment. Individual quarterly results have been (and may in the future be) affected by losses from significant natural or other catastrophes, by favourable or adverse reserve development and by settlements or commutations, the occurrence of which are not predictable, and have been (and are expected to continue to be) significantly affected by net gains or losses on investments, the timing of which are not predictable.

    Stock Prices and Share Information

At March 5, 2020, Fairfax had 26,036,038 subordinate voting shares and 1,548,000 multiple voting shares outstanding (an aggregate of 26,784,808 shares effectively outstanding after an intercompany holding). Each subordinate voting share carries one vote per share at all meetings of shareholders except for separate meetings of holders of another class of shares. The multiple voting shares cumulatively carry 41.8% voting power at all meetings of shareholders except in certain circumstances (which have not occurred) and except for separate meetings of holders of another class of shares. The multiple voting shares are not publicly traded.

The table that follows presents the Toronto Stock Exchange high, low and closing Canadian dollar prices of subordinate voting shares of Fairfax for each quarter of 2019 and 2018.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(Cdn$)
2019
High	667.23	662.29	648.59	617.21
Low	573.63	600.00	575.00	542.70
Close	619.00	642.76	584.00	609.74
2018
High	678.66	788.88	752.10	708.83
Low	614.59	635.50	678.04	565.99
Close	653.07	736.66	701.74	600.98

    Compliance with Corporate Governance Rules

Fairfax is a Canadian reporting issuer with securities listed on the Toronto Stock Exchange and trading in Canadian dollars under the symbol FFH and in U.S. dollars under the symbol FFH.U. It has in place corporate governance practices that comply with all applicable rules and substantially comply with all applicable guidelines and policies of the Canadian Securities Administrators and the practices set out therein.

The company's Board of Directors has adopted a set of Corporate Governance Guidelines (which include a written mandate of the Board), established an Audit Committee, a Governance and Nominating Committee and a Compensation Committee, approved written charters for all of its committees, approved a Code of Business Conduct and Ethics applicable to all directors, officers and employees of the company and established, in conjunction with the Audit Committee, a Whistleblower Policy. The company continues to monitor developments in the area of corporate governance as well as its own procedures.

    Forward-Looking Statements

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

Such factors include, but are not limited to: a reduction in net earnings if our loss reserves are insufficient; underwriting losses on the risks we insure that are higher or lower than expected; the occurrence of catastrophic events with a frequency or severity exceeding our estimates; changes in market variables, including interest rates, foreign exchange rates, equity prices and credit spreads, which could negatively affect our investment portfolio; the cycles of the insurance market and general economic conditions, which can substantially influence our and our competitors' premium rates and capacity to write new business; insufficient reserves for asbestos, environmental and other latent claims; exposure to credit risk in the event our reinsurers fail to make payments to us under our reinsurance arrangements; exposure to credit risk in the event our insureds, insurance producers or reinsurance intermediaries fail to remit premiums that are owed to us or failure by our insureds to reimburse us for deductibles that are paid by us on their behalf; our inability to maintain our long term debt ratings, the inability of our subsidiaries to maintain financial or claims paying ability ratings and the impact of a downgrade of such ratings on derivative transactions that we or our subsidiaries have entered into; risks associated with implementing our business strategies; the timing of claims payments being sooner or the receipt of reinsurance recoverables being later than anticipated by us; risks associated with any use we may make of derivative instruments; the failure of any hedging methods we may employ to achieve their desired risk management objective; a decrease in the level of demand for insurance or reinsurance products, or increased competition in the insurance industry; the impact of emerging claim and coverage issues or the failure of any of the loss limitation methods we employ; our inability to access cash of our subsidiaries; our inability to obtain required levels of capital on favourable terms, if at all; the loss of key employees; our inability to obtain reinsurance coverage in sufficient amounts, at reasonable prices or on terms that adequately protect us; the passage of legislation subjecting our businesses to additional supervision or regulation, including additional tax regulation, in the United States, Canada or other jurisdictions in which we operate; risks associated with government investigations of, and litigation and negative publicity related to, insurance industry practice or any other conduct; risks associated with political and other developments in foreign jurisdictions in which we operate; risks associated with legal or regulatory proceedings or significant litigation; failures or security breaches of our computer and data processing systems; the influence exercisable by our significant shareholder; adverse fluctuations in foreign currency exchange rates; our dependence on independent brokers over whom we exercise little control; impairment of the carrying value of our goodwill, indefinite-lived intangible assets or investments in associates; our failure to realize deferred income tax assets; technological or other change which adversely impacts demand, or the premiums payable, for the insurance coverages we offer; disruptions of our information technology systems; and assessments and shared market mechanisms which may adversely affect our insurance subsidiaries. Additional risks and uncertainties are described in this Annual Report, which is available at www.fairfax.ca, and in our Base Shelf Prospectus (under "Risk Factors") filed with the securities regulatory authorities in Canada, which is available on SEDAR at www.sedar.com. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities law.

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  Exhibit 99.3